Exhibit 99.3

2017 / Information Circular – Proxy Statement

ARC Resources Ltd.

Notice of Meeting
Information Circular – Proxy Statement

ARC RESOURCES LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of the holders of Common Shares of ARC Resources Ltd. (the “Corporation” or "ARC") will be held at the Ballroom in the Metropolitan Centre, 333 – 4th Avenue SW, Calgary, Alberta, on Thursday, the 4th day of May, 2017, at 3:00 p.m. (mountain standard time) for the following purposes:

1.	To receive and consider the Consolidated Financial Statements of the Corporation for the year ended December 31, 2016 and the auditors’ report thereon.
2.	To elect the directors of the Corporation.
3.	To appoint the auditors of the Corporation.
4.	To consider and, if thought fit, approve an advisory resolution to accept the Corporation’s approach to executive compensation.
5.	To transact such other business as may properly be brought before the meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the meeting are set forth in the information circular - proxy statement accompanying and forming part of this Notice.

Registered shareholders of the Corporation who are unable to attend the meeting in person are requested to complete, date and sign the form of proxy and return it by mail, hand delivery or fax to our transfer agent, Computershare Trust Company of Canada, as follows:

1.	By mail to Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5;
2.	By hand delivery to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or
3.	By facsimile to (416) 263-9524 or 1-866-249-7775.

Alternatively, you may vote through the internet at www.investorvote.com or by telephone at 1-866-732-8683 (toll free). You will require your 15 digit control number found on your proxy form to vote through the internet or by telephone.

In order to be valid and acted upon at the meeting, forms of proxy as well as votes by internet and telephone must be received in each case not less than 48 hours (excluding weekends and holidays) before the time set for the holding of the meeting or any adjournment thereof.

If you hold your Common Shares through an intermediary, then you should follow the instructions on the voting instruction form provided by their intermediaries with respect to the procedures to be followed for voting at the meeting.

The Board of Directors of the Corporation has fixed the record date for the meeting at the close of business on March 20, 2017.

DATED at Calgary, Alberta, this 8 day of March, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

Myron M. Stadnyk

President and Chief Executive Officer

ARC Resources Ltd. | 2017 | Information Circular 1

LETTER TO SHAREHOLDERS

Dear Shareholders,

On behalf of ARC’s Board of Directors, I am pleased to invite you to our 2017 Annual Meeting. The meeting will take place at 3:00 pm on Thursday, May 4th, at the Metropolitan Centre in Calgary, Alberta. We hope that you can attend. If you cannot attend, please keep in mind that your vote is very important to us and we hope that you will still vote - online, by phone or by mail with [the enclosed] Proxy or Voting Information Form [page 5]. The matters to be discussed and voted on at the meeting include the election of directors [page 7], appointment of auditors [page 7] and an advisory vote on executive compensation [page 8].

ARC delivered strong operational and financial results in 2016 despite continued challenging industry conditions in the year. ARC’s strong performance is the culmination of operational excellence, the competitiveness of our assets, financial flexibility and our commitment to long-term sustainability.

2016 also marked ARC’s 20th anniversary. Throughout our 20-year history, ARC has remained committed to its founding principle of risk managed value creation by thoughtfully developing our world class assets while elevating the employees, contractors and communities that work with us. We are transforming our business to a more focused asset base, strategically positioning us for the long term and resulting in a lower cost structure and excellent capital efficiencies. In 2016, part of that transformation was the sale of our Saskatchewan Assets and the redeployment of the sale proceeds to strengthen our Montney and Cardium portfolios. We enter 2017 with an abundance of opportunity and look forward to continuing to create long term value for our shareholders.

Our entire team is dedicated to upholding our strong leadership culture, and as such, the Board of Directors commits substantial time to the succession and development of leaders at all levels of the organization. In late 2016, ARC invited David Collyer to join the ARC Board and he will stand as one of the 11 candidates nominated for election to the Board this year. Mr. Collyer brings in-depth knowledge of our industry from his international and domestic leadership experiences, and we believe he will add great value and insight to our team.

ARC is committed to maintaining the highest level of integrity, transparency and communication with its shareholders. Please take time to read through our Proxy Circular in determining your vote. On behalf of the board and management, we thank you for your continued support and confidence in ARC and we look forward to seeing you on May 4th.

Sincerely,

Harold Kvisle

Chair of the Board of Directors

ARC Resources Ltd. | 2017 | Information Circular 2

ARC RESOURCES LTD.

INFORMATION CIRCULAR – PROXY STATEMENT

FOR THE ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON THURSDAY, MAY 4, 2017

SOLICITATION OF PROXIES

This information circular - proxy statement is furnished in connection with the solicitation of proxies by Management of ARC Resources Ltd. (the “Corporation” or “ARC”) for use at the Annual Meeting of the holders of Common Shares of the Corporation to be held on the 4TH day of May, 2017, at 3:00 p.m (mountain standard time) in the Ballroom at the Metropolitan Centre, 333 – 4th Avenue SW, Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual Meeting.

The Board of Directors of the Corporation has fixed the record date for the meeting to be the close of business on March 20, 2017. Only shareholders whose names have been entered in the register of Common Shares on the close of business on the record date will be entitled to receive notice of and to vote at the meeting provided, however, if any shareholder transfers Common Shares after the record date and the transferee of those shares, having produced properly endorsed certificates evidencing such shares or having otherwise established that such transferee owns such shares, demands, not later than 10 days before the meeting, that the transferee’s name be included in the list of shareholders entitled to vote at the meeting, such transferee shall be entitled to vote such Common Shares at the meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors or officers of the Corporation. Each shareholder has the right to appoint a proxy holder other than the nominees of management, who need not be a shareholder, to attend and to act for and on behalf of the shareholder at the meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder’s appointee should be legibly printed in the blank space provided.

NOTICE-AND-ACCESS

The Corporation has elected to use the “notice-and-access” provisions under National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer (the “Notice-and-Access Provisions”) for the meeting in respect of mailings to its beneficial shareholders (as defined below) but not in respect of mailings to its registered shareholders (as defined below). The Notice-and-Access Provisions are rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders by allowing a reporting issuer to post an information circular in respect of a meeting of its shareholders and related materials online.

The Corporation has also elected to use procedures known as ‘stratification’ in relation to its use of the Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of an

ARC Resources Ltd. | 2017 | Information Circular 3

information circular and, if applicable, a paper copy of financial statements and related Management’s Discussion and Analysis (“Financial Information”), to some shareholders together with a notice of a meeting of its shareholders. In relation to the meeting, registered shareholders will receive a paper copy of each of a notice of the meeting, this information circular and a form of proxy whereas beneficial shareholders will receive a Notice-and-Access Notification and a request for voting instructions. Furthermore, a paper copy of the Financial Information in respect of the most recent financial year of the Corporation will be mailed to registered shareholders as well as to those beneficial shareholders who have previously requested to receive them.

The Corporation will be delivering proxy-related materials directly to non-objecting beneficial owners of its Common Shares with the assistance of Broadridge (as defined below) and intends to pay for intermediaries to deliver proxy-related materials to objecting beneficial owners of its Common Shares.

VOTING INFORMATION

REGISTERED SHAREHOLDER VOTING INFORMATION

You are a registered shareholder if your name appears on your share certificate.

Registered shareholders who are eligible to vote can vote their Common Shares either in person at the meeting or by proxy.

For your Common Shares to be voted by proxy, you must complete, date and sign [the enclosed] form of proxy and return it by mail, hand delivery or fax to our transfer agent, Computershare Trust Company of Canada. Registered shareholders are also entitled to vote their Common Shares through the internet at www.investorvote.com or by telephone at 1-866-732-8683 (toll free). For internet and telephone voting, you will require your 15-digit control number found on your proxy form.

In order to be valid and acted upon at the meeting, forms of proxy as well as votes by internet and telephone must be received in each case not less than 48 hours (excluding weekends and holidays) before the time set for the holding of the meeting or any adjournment thereof.

BENEFICIAL SHAREHOLDER VOTING INFORMATION

Most shareholders of the Corporation are "beneficial owners" who are non-registered Shareholders. You are a beneficial shareholder if you beneficially own Common Shares that are held in the name of an intermediary such as a bank, a trust company, a securities broker, a trustee or other nominee, and not your own name. As required by Canadian securities laws, you will receive a request for voting instructions for the number of Common Shares held.

Beneficial shareholders may vote their Common Shares either in person at the meeting or by proxy.

For your Common Shares to be voted by proxy, you must carefully follow the instructions on the request for voting instructions that is provided to you including completing, dating and signing the request for voting instructions and returning it by mail, hand delivery or fax as directed. Beneficial shareholders are also entitled to vote their Common Shares through the internet or by telephone by carefully following the instructions on the voting instruction form.

In order to be valid and acted upon at the meeting, voting instructions as well as votes by internet and telephone must be received in each case not less than 72 hours (excluding weekends and holidays) before the time set for the holding of the meeting or any adjournment thereof.

ARC Resources Ltd. | 2017 | Information Circular 4

Beneficial shareholders may also vote in person at the meeting by completing the following steps: (a) insert your own name in the space provided in the request for voting instructions or mark the appropriate box on the request for voting instructions to appoint yourself as the proxy holder; and (b) return the document in the envelope provided or as otherwise permitted by your intermediary. No other part of the form should be completed. In some cases, your intermediary may send you additional documentation that must also be completed in order for you to vote in person at the meeting.

REVOCABILITY OF PROXY

A Registered Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a Registered Shareholder who has given a proxy attends the meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Registered Shareholder or his attorney authorized in writing or, if the Registered Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the meeting on the day of the meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

If you are a beneficial shareholder, please contact your intermediary for instructions on how to revoke your voting instructions.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of management of the Corporation. The costs incurred in the preparation and mailing of the proxy-related materials for the meeting will be borne by the Corporation. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by officers and employees of the Corporation, who will not be specifically remunerated therefor.

EXERCISE OF DISCRETION BY PROXY

The Common Shares represented by proxy by the management nominees shall be voted at the meeting in respect of the matters to be acted upon and, where the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares shall be voted in accordance with the specification so made. In the absence of such specification, the Common Shares will be voted in favour of the matters to be acted upon. The persons appointed under [the enclosed] form of proxy furnished by the Corporation are conferred with discretionary authority with respect to the amendments or variations of those matters specified therein and in the Notice of Annual meeting. At the time of printing this information circular, management of the Corporation knows of no such amendment, variation or other matter.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares without nominal or par value. As at March 20, 2017, there were 353,615,878 Common Shares issued and outstanding. At the meeting, upon a show of hands, every shareholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every shareholder present in person or by proxy has one vote for each Common Share of which such shareholder is the registered holder.

The Corporation is also authorized to issue 50 million preferred shares without nominal or par value issuable in series. As at March 20, 2017, there were no preferred shares issued and outstanding.

ARC Resources Ltd. | 2017 | Information Circular 5

When any Common Share is held jointly by several persons, one of those holders present at the meeting may, in the absence of the others, vote such Common Share but if two or more of those persons are present at the meeting, in person or by proxy, they shall vote as one on the Common Share jointly held by them.

To the knowledge of the directors and executive officers of the Corporation, there is no person or corporation which beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying more than 10 per cent of the voting rights attached to the issued and outstanding Common Shares of the Corporation which may be voted at the meeting.

As at March 20, 2017, the percentage of Common Shares that are beneficially owned, or controlled or directed, directly or indirectly, by all directors and officers of the Corporation as a group is 0.6 per cent of the issued and outstanding Common Shares (2,187,235 Common Shares).

QUORUM FOR MEETING AND APPROVAL REQUIREMENTS

At the meeting, a quorum shall consist of two (2) or more persons present and holding or representing by proxy not less than 25 per cent of the outstanding Common Shares. If a quorum is not present at the opening of the meeting, the shareholders present may adjourn the meeting to a fixed time and place but may not transact any other business.

All of the matters to be considered at the meeting are ordinary resolutions requiring approval by more than 50 per cent of the votes cast in respect of the resolution at the meeting.

REQUEST FOR MATERIALS

Beneficial shareholders who wish to receive a paper copy of the information circular and/or the Financial Information should contact Broadridge Investor Communications Corporation (“Broadridge”) at the toll-free number 1-877-907-7643 at any time up to and including the date of meeting or any adjournment thereof. In order to allow beneficial shareholders a reasonable time to receive paper copies of the information circular and related materials and to vote their Common Shares, any beneficial shareholders wishing to request paper copies as described above should ensure that such request is made by 5:00 p.m. (mountain standard time) on April 25, 2017. A beneficial shareholder may also call the Corporation at 1-888-272-4900 (toll free) to obtain additional information about the Notice-and-Access Provisions.

ARC Resources Ltd. | 2017 | Information Circular 6

MATTERS TO BE ACTED UPON AT THE MEETING

ELECTION OF DIRECTORS

The Articles of the Corporation provide for a minimum of three (3) directors and a maximum of twelve (12) directors. All of the current directors have been elected or appointed for a term ending immediately prior to the meeting or any adjournment thereof. The eleven (11) nominees for election as directors of the Corporation by shareholders are as follows:

Harold N. Kvisle	Kathleen M. O’Neill
David R. Collyer	Herbert C. Pinder, Jr.
John P. Dielwart	William G. Sembo
Fred J. Dyment	Nancy L. Smith
Timothy J. Hearn	Myron M. Stadnyk
James C. Houck

If, for any reason, any of the proposed nominees does not stand for election or is unable to serve as such, the management designees named in [the enclosed] form of proxy reserve the right to vote for any other nominee in their sole discretion unless the shareholder has specified therein that its Common Shares are to be withheld from voting on the election of directors. At the 2016 Annual Meeting of Shareholders, this resolution was approved with shares voted in favour for the individual directors ranging from 97.3 per cent to 99.86 per cent.

The term of office of each director nominee will be from the date of the meeting until the next annual meeting or until his or her successor is elected or appointed.

See “Director Nominees” in this information circular for additional information on the director nominees.

The Board of Directors unanimously recommends that the shareholders vote FOR the election of each of the director nominees and unless instructed otherwise, the persons named in [the enclosed] form of proxy will vote FOR the election of each of the director nominees.

APPOINTMENT OF AUDITORS

At the meeting, shareholders will consider an ordinary resolution to appoint the firm of PricewaterhouseCoopers LLP, Independent Registered Chartered Accountants, Calgary, Alberta ("PwC"), to serve as auditors of the Corporation until the next annual meeting of the shareholders.

In keeping with our commitment to best practices in corporate governance, ARC conducted a comprehensive review of its external auditors in 2015. Following the completion of its comprehensive review, in 2016, a tender process was completed for the selection of our auditor and the Board of Directors (on the recommendation of the Audit Committee) determined that PwC is to be appointed as ARC’s auditor for the 2017 fiscal year, subject to shareholder approval. Deloitte LLP continued to act as ARC’s auditor for the remainder of the fiscal year ended December 31, 2016. Additional documents related to the change of auditor, being the Change of Auditor Notice and the acknowledgements of that notice by PwC and Deloitte LLP, are set out in Schedule G to this information circular. There were no "reportable events" within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations.

In addition, PwC has been engaged to audit ARC's schedule of payments related to the commercial development of oil and gas

ARC Resources Ltd. | 2017 | Information Circular 7

for the year ending December 31, 2016 to be prepared in accordance with the reporting requirements of the Extractive Sector Transparency Measures Act (Canada). See "Corporate Governance Disclosures – Committee Mandates and Responsibilities – Audit Committees" in this information circular for additional information regarding the fees paid to Deloitte LLP in 2016 and 2015.

The Board of Directors unanimously recommends that the shareholders vote FOR the appointment of auditors and unless instructed otherwise, the persons named in [the enclosed] form of proxy will vote FOR the appointment of auditors.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

The underlying principle for executive pay throughout the Corporation is “pay-for-performance”. We believe that this philosophy achieves the goal of attracting and retaining excellent employees and executive officers, while rewarding the demonstrated behaviors that reinforce the Corporation’s values and help to deliver on its corporate objectives. A detailed discussion of our executive compensation program is provided in the “Compensation Discussion and Analysis” section of this information circular.

After monitoring recent developments and emerging trends in the practice of holding advisory votes on executive compensation (commonly referred to as “Say on Pay”), the Board of Directors has determined to continue to provide shareholders with a “Say on Pay” advisory vote at the meeting. This non-binding advisory vote on executive compensation will provide you as a shareholder with the opportunity to vote “For” or “Against” our approach to executive compensation through the following resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the information circular made available in advance of the 2017 Annual Meeting of shareholders of the Corporation.”

As this is an advisory vote, the results will not be binding upon the Board of Directors. However, the Board of Directors will consider the outcome of the vote as part of its ongoing review of executive compensation. The Board of Directors believes that it is essential for the shareholders to be well informed of the Corporation’s approach to executive compensation and considers this advisory vote to be an important part of the ongoing process of engagement between the shareholders and the Board of Directors. At the 2016 Annual Meeting of Shareholders, this resolution was approved with 98.28 per cent of shares voted in favour.

The Board of Directors unanimously recommends that the shareholders vote FOR the advisory vote on executive compensation and unless instructed otherwise, the persons named in [the enclosed] form of proxy will vote FOR the advisory vote on executive compensation.

ARC Resources Ltd. | 2017 | Information Circular 8

2016 VOTING RESULTS

Motions	Votes in Favour	Percentage of Votes in Favour	Votes Withheld	Percentage of Votes Withheld	Votes Against	Percentage of Votes Against
Elect Dielwart	227,721,830	99.40	1,377,424	0.60	N/A	N/A
Elect Dyment	222,900,067	97.29	6,199,187	2.71	N/A	N/A
Elect Hearn	228,493,253	99.74	606,001	0.26	N/A	N/A
Elect Houck	228,778,907	99.86	320,347	0.14	N/A	N/A
Elect Kvisle	227,848,976	99.45	1,250,278	0.55	N/A	N/A
Elect O’Neill	228,769,859	99.86	329,395	0.14	N/A	N/A
Elect Pinder	228,644,257	99.80	454,997	0.20	N/A	N/A
Elect Sembo	228,773,175	99.86	326,079	0.14	N/A	N/A
Elect Smith	228,725,836	99.84	373,418	0.16	N/A	N/A
Elect Stadnyk	228,791,647	99.87	307,607	0.13	N/A	N/A
Appointment of Auditors	231,511,920	99.65	814,716	0.35	N/A	N/A
Advisory Vote on Executive Compensation	225,147,335	98.28	N/A	N/A	3,951,339	1.72
Reduction of Stated Capital	231,598,132	99.69	N/A	N/A	728,499	0.31

ARC Resources Ltd. | 2017 | Information Circular 9

DIRECTOR NOMINEES

The following pages set out the director nominees, including a brief summary of their experience and qualifications together with their age, place of primary residence, principal occupation, year first elected or appointed as a Director, membership on Committees of the Board of Directors as at December 31, 2016, attendance at Board and Committee meetings during 2016, past and current directorships of other public and private entities and votes for and withheld at the 2016 Annual and Special Meeting of Shareholders (the “2016 AGM”). Also indicated for each director nominee is the number of Common Shares and share equivalents beneficially owned, or controlled or directed, directly or indirectly, on the record date, March 20, 2017, and, as at such date, the value of such Common Shares and share equivalents.

The Board of Directors has determined that all of the director nominees with the exception of John P. Dielwart and Myron M. Stadnyk are independent within the meaning of National Instrument 58-101 Disclosure of Corporate Governance Practices of the Canadian Securities Administrators (“NI 58-101”).

Harold N. Kvisle, B.Sc., P.Eng., MBA
Independent Businessman Calgary, Alberta, Canada Age: 64 Director Since: 2009 Independent

Mr. Kvisle has over 40 years of experience as a leader in the oil and gas, utilities and power generation industries. Most recently he held the position of President and Chief Executive Officer of Talisman Energy Inc., from September 2012 to May 2015. From 2001 to 2010, Mr. Kvisle was President and Chief Executive Officer of TransCanada Corporation and its predecessor, TransCanada PipeLines Ltd. Prior to joining TransCanada in 1999, Mr. Kvisle was President of Fletcher Challenge Energy Canada from 1990 to 1999 and he held engineering, finance and management positions with Dome Petroleum Limited from 1975 to 1988. Mr. Kvisle holds a Bachelor of Science in Engineering from the University of Alberta and a Master in Business Administration from the University of Calgary.

Strategic Qualifications – The Board of Directors has determined that Mr. Kvisle’s 40 years of diverse energy related experience, his leadership roles in complex, public organizations and his direct experience with oil and gas transportation uniquely qualify him to serve as Chairman of the Board of Directors.

Board Committee Membership (1)	Membership	Meeting Attendance
	Board (Chair)(4)	9/9
	Policy and Board Governance	5/5
	Risk	2/2
	Total	16/16
Current Board Directorships	Public Boards	Private Boards
	ARC Resources Ltd.	Nil
Northern Blizzard Resources Inc.
Voting Results of 2016 AGM	Number of Votes	% of Votes
Votes For	227,848,976	99.45
Votes Withheld	1,250,278	0.55

Common Share and Share Equivalents (2)	Number	Total Value
	164,111	$ 3,070,517

Shareholding Requirements (3)	% of Shareholding Requirements	Target Date to Meet Requirement
	821	Met

ARC Resources Ltd. | 2017 | Information Circular 10

David R. Collyer, B.SC., P.ENG., MBA
Independent Businessman Calgary, Alberta, Canada Age: 61 Director Since: 2016 Independent

Mr. Collyer has been involved in the energy industry for nearly 40 years and has extensive experience in all aspects of the upstream and downstream oil and gas industry, including marketing both domestically and internationally, and concluded his 30-year career as President and Country Chair for Shell in Canada. Upon his retirement, Mr. Collyer served as President of the Canadian Association of Petroleum Producers from 2008 to 2014, and currently provides energy-related consulting services and serves on a number of not-for-profit and corporate boards. Mr. Collyer holds a Bachelor of Science in Mineral Engineering and a Master of Business of Administration from the University of Alberta, and is a member of the Association of Professional Engineers and Geoscientists of Alberta.

Strategic Qualifications – The Board of Directors has determined that Mr. Collyer’s 40 years of diverse domestic and international oil and gas experience at the executive level qualify him to serve as Director.

Board Committee Membership (1)(5)	Membership	Meeting Attendance
	Board	N/A
	Total	N/A
Current Board Directorships	Public Boards	Private Boards
	ARC Resources Ltd.	Altalink
Canexus Corporation
Voting Results of 2016 AGM (5)	Number of Votes	% of Votes
Votes For	N/A	N/A
Votes Withheld	N/A	N/A

Common Share and Share Equivalents (2)	Number	Total Value
	817	$ 15,286

Shareholding Requirements (3)(6)	% of Shareholding Requirements	Target Date to Meet Requirement
	4	November 2021

ARC Resources Ltd. | 2017 | Information Circular 11

John P. Dielwart, B.Sc., P.Eng.
Vice-Chairman of ARC Financial Corp. Calgary, Alberta, Canada Age: 63 Director Since: 1996 Non-Independent

Mr. Dielwart is a founding member of ARC Resources and held the position of Chief Executive Officer until December 31, 2012. Currently, Mr. Dielwart is Vice-Chairman and Director of ARC Financial Corp., Canada's largest energy-focused private equity manager. Prior to joining ARC in 1994, Mr. Dielwart spent 12 years with a major Calgary based oil and natural gas engineering consulting firm, as senior Vice-President and a director, where he gained extensive technical knowledge of oil and natural gas properties in western Canada. He began his career with a major oil and natural gas company in Calgary. Mr. Dielwart received a Bachelor of Science with Distinction (Civil Engineering) degree from the University of Calgary. Mr. Dielwart is a member of the Association of Professional Engineers and Geoscientists of Alberta (APEGA) and is a Past-Chairman of the Board of Governors for the Canadian Association of Petroleum Producers (CAPP). In 2015, Mr. Dielwart was inducted into the Calgary Business Hall of Fame.

Strategic Qualifications – The Board of Directors has determined that Mr. Dielwart’s extensive experience in the oil and gas industry and his intimate historical knowledge of ARC qualify him to serve as Director and Chair of the Health, Safety and Environment Committee.

Board Committee Membership (1)	Membership	Meeting Attendance
	Board	9/9
	Reserves	2/2
	Health, Safety and Environment (Chair)	4/4
	Total	15/15
Current Board Membership Directorships	Public Boards	Private Boards
	ARC Resources Ltd.	ARC Financial Corp.
	Denbury Resources Inc. (Chair)	Modern Resources Ltd.
	Tesco Corporation	Aspenleaf Energy Limited
TransAlta Corporation
Voting Results of 2016 AGM	Number of Votes	% of Votes
Votes For	227,721,830	99.40
Votes Withheld	1,377,424	0.60

Common Shares and Share Equivalents (2)	Number	Total Value
	424,150	$ 7,935,847
Shareholding Requirements (3)	% of Shareholding Requirements	Target Date to Meet Requirements
	2,121	Met

ARC Resources Ltd. | 2017 | Information Circular 12

Fred J. Dyment, CPA, CA
Independent Businessman Calgary, Alberta, Canada Age: 68 Director Since: 2003 Independent

Mr. Dyment has over 40 years of extensive experience in the oil and gas industry and is currently an independent businessman. From 1978 to 2000, Mr. Dyment has held various positions with Ranger Oil Limited, including as Chief Financial Officer, President and Chief Executive Officer. From 2000 to 2001, Mr. Dyment served as President and Chief Executive Officer of Maxx Petroleum Company. Mr. Dyment has also served as Governor of the Canadian Association of Petroleum Producers (CAPP) from 1995 to 1997 and holds a Chartered Accountant designation from the Province of Ontario.

Strategic Qualifications – The Board of Directors has determined that Mr. Dyment’s 40 years of oil and gas experience coupled with his extensive financial risk management expertise qualify him to serve as Director and Chair of the Risk Committee

Board Committee Membership (1)	Membership	Meeting Attendance
	Board	9/9
	Policy and Board Governance	5/5
	Risk (Chair)	5/5
	Total	19/19
Current Board Directorships	Public Boards	Private Boards
	ARC Resources Ltd.	Avalon Oil & Gas Ltd.
Tesco Corporation
TransGlobe Energy Corporation
WesternZagros Resources Ltd.(7)
Major Drilling Group International Inc.
Voting Results of 2016 AGM	Number of Votes	% of Votes
Votes For	222,900,067	97.29
Votes Withheld	6,199,187	2.71

Common Shares and Share Equivalents (2)	Number	Total Value
	87,968	$ 1,645,881

Shareholding Requirements (3)	% of Shareholding Requirements	Target Date to Meet Requirements
	440	Met

ARC Resources Ltd. | 2017 | Information Circular 13

Timothy J. Hearn, B.Sc.
Independent Businessman Calgary, Alberta, Canada Age: 72 Director Since: 2011 Independent

Mr. Hearn is the retired Chairman, President and Chief Executive Officer of Imperial Oil Limited. He has over 40 years of experience in oil and gas with Imperial Oil. During his time with Imperial Oil he held increasingly senior positions, including President of Exxon Mobil Chemicals, Asia Pacific, and Vice President of Human Resources for Exxon Mobil Corporation. Mr. Hearn holds a Bachelor of Science from the University of Manitoba. He brings extensive corporate board experience to ARC. In addition to his work on corporate boards, Mr. Hearn is a member of the Advisory Board of the Public Policy School at the University of Calgary. Previously, he has served as the Chairman of the board of directors of the C.D. Howe Institute and the Calgary Homeless Foundation and was a member of the Canada Council of Chief Executives.

Strategic Qualifications – The Board of Directors has determined that Mr. Hearn’s 40 years of oil and gas experience, his significant leadership experiences and his expertise in human resources qualify him to serve as a Director and Chair of the Human Resources and Compensation Committee.

Board Committee Membership (1)	Membership	Meeting Attendance
	Board	9/9
	Health, Safety and Environment	4/4
	Human Resources and Compensation (Chair)	4/4
	Total	17/17
Current Board Directorships	Public Boards	Private Boards
	ARC Resources Ltd.	Nil
CGI Group Inc.
Voting Results of 2016 AGM	Number of Votes	% of Votes
Votes For	228,493,253	99.74
Votes Withheld	606,001	0.26

Common Shares and Share Equivalents (2)	Number	Total Value
	133,313	$ 2,494,286
Shareholding Requirements (3)	% of Shareholding Requirements	Target Date to Meet Requirements
	667	Met

ARC Resources Ltd. | 2017 | Information Circular 14

James C. Houck, B.Sc., MBA
Independent Businessman Calgary, Alberta, Canada Age: 68 Director Since: 2008 Independent

Mr. Houck has over 40 years of diversified experience in the oil and gas industry. Most recently, he held the position as President and Chief Executive Officer of the Churchill Corporation, a construction and industrial services company. Previously he was President and Chief Executive Officer of Western Oil Sands. The greater part of his career was spent with ChevronTexaco Inc., where he held a number of senior management and officer positions, including President, Worldwide Power and Gasification Inc., and Vice President and General Manager, Alternate Energy Department. Earlier in his career, Mr. Houck held various positions of increasing responsibility in Texaco’s conventional oil and gas operations. Mr. Houck has a Bachelor of Engineering Science from Trinity University in San Antonio and a Master in Business Administration from the University of Houston.

Strategic Qualifications – The Board of Directors has determined that Mr. Houck’s 40 years of energy related experience from the service and midstream perspectives in both Canada and the United States qualify him to serve as Director and Chair of the Reserves Committee.

Board Committee Membership (1)	Membership	Meeting Attendance
	Board	9/9
	Audit	5/5
	Reserves (Chair)	4/4
	Total	18/8
Current Board Directorships	Public Boards	Private Boards
	ARC Resources Ltd.	Nil
WesternZagros Resources Ltd.
Voting Results of 2016 AGM	Number of Votes	% of Votes
Votes For	228,778,907	99.86
Votes Withheld	320,347	0.14

Common Shares and Share Equivalents (2)	Number	Total Value
	67,162	$ 1,256,601
Shareholding Requirements (3)	% of Shareholding Requirements	Target Date to Meet Requirements
	336	Met

ARC Resources Ltd. | 2017 | Information Circular 15

Kathleen M. O’Neill, B.Comm, FCPA, FCA
Independent Business Person Toronto, Ontario, Canada Age: 63 Director Since: 2009 Independent

Ms. O’Neill is a Corporate Director and has extensive experience in accounting and financial services. Previously, she was an Executive Vice-President of the Bank of Montreal (BMO) Financial Group with accountability for a number of major business units. Prior to joining BMO Financial Group in 1994, she was a partner with PricewaterhouseCoopers. Ms. O'Neill is a FCPA, FCA (Fellow of Institute of Chartered Accountants) and has an ICD.D designation from the Institute of Corporate Directors. Ms. O'Neill was a member of the Steering Committee on Enhancing Audit Quality sponsored by the CPA (Chartered Professional Accountants of Canada) and the Canadian Public Accountability Board. Ms. O’Neill is the past Chair of St Joseph’s Health Centre and St Joseph’s Health Centre Foundation of Toronto. In 2014 and 2015, Ms. O’Neill was awarded Canada's Most Powerful Women: Top 100 Award by the Women's Executive Network.

Strategic Qualifications – The Board of Directors has determined that Ms. O’Neill’s expertise and vast experience from her senior roles in accounting and financial firms in combination with her professional designation qualify her to serve as Director and Chair of the Audit Committee.

Board Committee Membership (1)	Membership	Meeting Attendance
	Board	9/9
	Audit (Chair)	5/5
	Reserves	2/2
	Total	16/16
Current Board Directorships	Public Boards	Private Boards
	ARC Resources Ltd.	Cadillac Fairview(8)
	Finning International Inc.	Ontario Teachers’ Pension Plan
Invesco Canada Funds (Invesco Canada Fund Inc. and Invesco Corporate Class Inc.)
Voting Results of 2016 AGM	Number of Votes	% of Votes
Votes For	228,769,859	99.86
Votes Withheld	329,395	0.14

Common Shares and Share Equivalents (2)	Number	Total Value
	69,683	$ 1,303,769
Shareholding Requirements (3)	% of Shareholding Requirements	Target Date to Meet Requirements
	348	Met

ARC Resources Ltd. | 2017 | Information Circular 16

Herbert C. Pinder, Jr., B.A., L.L.B., MBA
Independent Businessman Saskatoon, Saskatchewan, Canada Age: 70 Director Since: 2006 Independent

Mr. Pinder is the President of Goal Group, a private equity management firm located in Saskatoon, Saskatchewan. Previously, he managed a family business as President of Pinder Drugs. Mr. Pinder is an experienced corporate director who, in addition to his varied business background, has sat on numerous public and private boards in the energy industry. Mr. Pinder has a Bachelor of Arts degree from the University of Saskatchewan, a Bachelor of Law degree from the University of Manitoba and Masters in Business Administration degree from Harvard University Graduate School of Business. Mr. Pinder is a Director on the Board of the Fraser Institute and the Chairman of the Business of Hockey Institute.

Strategic Qualifications – The Board of Directors has determined that Mr. Pinder’s entrepreneurial experience, his investment expertise and corporate governance experience gained from executive and director roles within both public and private companies qualify him to serve as Director and Chair of the Policy and Board Governance Committee

Board and Committee Membership (1)	Membership	Meeting Attendance
	Board	9/9
	Human Resources and Compensation	4/4
	Policy and Board Governance (Chair)	5/5
	Total	8/18
Current Board Directorships	Public Boards	Private Boards
	ARC Resources Ltd.	Cavalier Enterprises Ltd. (Chair)
Craft Oil
Astra Oil Corp. (Chair)
Voting Results of 2016 AGM	Number of Votes	% of Votes
Votes For	228,644,257	99.80
Votes Withheld	454,997	0.20

Common Shares and Share Equivalents (2)	Number	Total Value
	233,961	$ 4,377,410
Shareholding Requirements (3)	% of Shareholding Requirements	Target Date to Meet Requirements
	1,170	Met

ARC Resources Ltd. | 2017 | Information Circular 17

William G. Sembo, B.A.
Independent Businessman Calgary, Alberta, Canada Age: 63 Director Since: 2013 Independent

Mr. Sembo has over 40 years of industry and financial services experience. He retired from his role as Vice Chairman at RBC Capital Markets LLC in 2013. Mr. Sembo has spent the majority of his career in energy investment banking and has expertise in investment banking, corporate credit and mergers and acquisitions. Prior to joining RBC in 1986, Mr. Sembo held Corporate Finance and Financial Planning positions with Toronto Dominion Bank and Asamera Inc., respectively. Mr. Sembo has a Bachelor of Arts in Economics from the University of Calgary. He brings extensive capital markets expertise as well as a broad base of corporate governance experience to ARC, having served as a director for both private and public boards as well as numerous not-for-profit organizations.

Strategic Qualifications – The Board of Directors has determined that Mr. Sembo’s 40 years of industry related experience combined with his extensive experience as a financial services executive qualify him to serve as Director.

Board and Committee Membership (1)	Membership	Meeting Attendance
	Board	9/9
	Human Resources and Compensation	3/4
	Health, Safety and Environment	4/4
	Total	16/17
Current Public Board Membership	Public Boards	Private Boards
	ARC Resources Ltd.	OMERS Energy Services LP
	Canadian Utilities Ltd.	CEDA International Corporation
Calgary Scientific Inc.
Voting Results of 2016 AGM	Number of Votes	% of Votes
Votes For	228,773,175	99.86
Votes Withheld	326,079	0.14

Common Shares and Share Equivalents (2)	Number	Total Value
	33,766	$ 631,762

Shareholding Requirements (3)	% of Shareholding Requirements	Target Date to Meet Requirements
	169	Met

ARC Resources Ltd. | 2017 | Information Circular 18

Nancy L. Smith, B.A., MBA
Managing Director ARC Financial Corp. Calgary, Alberta, Canada Age: 54 Director Since: 2016 Independent

Ms. Smith is a Director and member of the Investment Committee of ARC Financial Corp., Canada’s largest energy focused private equity manager. Prior to joining ARC Financial in 1999, she held executive positions in finance and upstream marketing at a Canadian integrated energy company and spent the first five years of her career in corporate banking. Ms. Smith received a Master of Business Administration and a Bachelor of Arts (Economics) from the University of Alberta and has an ICD.D designation from the Institute of Corporate Directors.

Strategic Qualifications – The Board of Directors has determined that Ms. Smith’s in depth experience in both finance and marketing tied with her expertise in investment strategizing and risk management qualify her to serve as Director.

Board and Committee Membership (1)	Membership (5)	Meeting Attendance
	Board	9/9
	Audit	4/4
	Risk	2/2
	Total	15/15
Current Public Board Membership	Public Boards	Private Boards
	ARC Resources Ltd.	ARC Financial Corp. (10)
Canbriam Energy Inc.
Corinthian Oil Corp. (Chair)
Spur Management Ltd.
Voting Results of 2016 AGM	Number of Votes	% of Votes
Votes For	228,725,836	99.84
Votes Withheld	373,418	0.16

Common Shares and Share Equivalents (2)	Number	Total Value
	19,356	$ 632,151
Shareholding Requirements (3)(9)	% of Shareholding Requirements	Target Date to Meet Requirements
	97	February 2021

ARC Resources Ltd. | 2017 | Information Circular 19

Myron M. Stadnyk, B.Sc., P.Eng.
President and Chief Executive Officer ARC Resources Ltd. Calgary, Alberta, Canada Age: 54 Director Since: 2013 Management Director

Mr. Stadnyk is President and Chief Executive Officer of ARC and has overall Management responsibility for the Corporation. Mr. Stadnyk joined ARC in 1997, as the Corporation’s first operations employee and has been President since 2009 and CEO since 2013. Prior to joining ARC, Mr. Stadnyk worked with a major oil and gas company in both domestic and international operations. He holds a Bachelor of Science in Mechanical Engineering from the University of Saskatchewan and is a graduate of the Harvard Business School Advanced Management program. Mr. Stadnyk joined ARC’s Board of Directors in 2013. He is a member of the Association of Professional Engineers and Geoscientists (APEGA) and currently sits on the Canadian Association of Petroleum Producers (CAPP) Board of Governors and is the current Chair of the British Columbia Executive Policy Group. Mr. Stadnyk is a board member of the University of Saskatchewan Engineering Advancement Trust, STARS (Shock Trauma Air Rescue Society) Air Ambulance and is active with various charitable organizations.

Strategic Qualifications – The Board of Directors has determined that Mr. Stadnyk’s extensive domestic and international experience in oil and gas development and his position as Chief Executive Officer qualify him to serve as Director.

Board and Committee Membership (1)	Membership	Meeting Attendance
	Board	9/9
[Mr. Stadnyk is not a member of any Committees, however he attended substantially all of the Committee meetings during 2016.]
Current Board Directorships	Public Boards	Private Boards
	ARC Resources Ltd.	Nil
Voting Results of 2016 AGM	Number of Votes	% of Votes
Votes For	228,791,647	99.87
Votes Withheld	307,607	0.13

Common Shares and Share Equivalents (2)	Number	Total Value
	436,965	$ 8,175,615

Shareholding Requirements (3)	% of Shareholding Requirement	Target Date to Meet Requirements
	2,185	Met

(1)	Committee membership as at December 31, 2016. Please see the Committee Composition under Board Governance for a list of current committee memberships and the Board and Committee Meeting Attendance for each committee that the directors were appointed to in 2016.
(2)	See “Share Ownership Requirements” for detailed breakdown of Common Shares and share equivalents for 2016 and 2015. Share equivalents includes DSUs issued under the Directors Deferred Share Unit Plan as at March 20, 2017. Share equivalents does not include PSUs issued under the RSU and PSU Plan and options issued under the Share Option Plan to Mr. Dielwart and Mr. Stadnyk or Restricted Shares issued under the Long Term Restricted Share Award Plan to Mr. Stadnyk.
(3)	Information on share ownership requirements for directors can be found under “Share Ownership Requirements” on page 24
(4)	Mr. Kvisle was appointed Chairman of the Board of Directors effective January 1, 2016.
(5)	Mr. Collyer was appointed to the Board of Directors on November 10, 2016.
(6)	Mr. Collyer has until November 10, 2019 to accumulate minimum share ownership of 10,000 Common Shares and share equivalents and until November 10, 2021 to accumulate minimum share ownership of 20,000 Common Shares and share equivalents.
(7)	Mr. Dyment resigned from his directorship with WesternZagros Resources Ltd. effective June 8, 2016.
(8)	Ms. O’Neill resigned from her directorship with Cadillac Fairview effective December 31, 2016.
(9)	Ms. Smith has until February 10, 2021 to accumulate a minimum share ownership of 20,000 Common Shares and share equivalents.
(10)	Related to her role at ARC Financial Corp. and the investment funds managed by ARC Financial Corp., Ms. Smith also serves on the boards of a number of private companies which are affiliates of these entities.

ARC Resources Ltd. | 2017 | Information Circular 20

MAJORITY VOTING FOR DIRECTORS

The Board has adopted a policy stipulating that if the votes in favour of the election of a director nominee at a Shareholders' Meeting represent less than a majority of the Common Shares voted and withheld, the nominee will submit his or her resignation promptly after the meeting for the Policy and Board Governance Committee's consideration. The Committee will make a recommendation to the Board after reviewing the matter, and the Board's decision to accept or reject the resignation offer will be disclosed to the public within 90 days of the applicable shareholders’ meeting. Resignations will be accepted except in situations where special circumstances would warrant the applicable Director’s continuation as a Board member. The nominee will not participate in any Committee or Board deliberations on the resignation offer. The policy does not apply in circumstances involving contested Director elections.

REMUNERATION OF DIRECTORS

DIRECTOR COMPENSATION PHILOSOPHY AND OBJECTIVES

The compensation program for ARC’s non-management directors is designed to attract and retain high quality individuals with the experience and capability to meet the responsibilities of a Board member and to align the interests of directors with the interests of shareholders. The Board reviews directors’ compensation on a biennial basis through an analysis of the proxy circulars of other oil and gas companies together with a review of director compensation surveys performed by third parties, to ensure that the composition of ARC’s compensation program is appropriate and that total compensation is competitive in order to attract well qualified board members.

For the purposes of benchmarking director compensation, ARC reviews and considers data from a group of Canadian energy industry peers. The peer group is determined based on production levels, total enterprise value, nature and location of operations to ensure consistency and relevancy of the comparison. The following table lists the companies which were included in ARC’s peer group for purposes of benchmarking director compensation when last performed in 2016.

Proxy Peer Group - Canadian Oil and Gas Production Companies
Baytex Energy Corporation	Penn West Petroleum Ltd.
Bonavista Energy Corporation	Peyto Exploration & Development Corporation
Crescent Point Energy Corporation	Seven Generations Corporation
Encana Corporation	Tourmaline Energy Corporation
Enerplus Corporation	Vermillion Energy Ltd.
Paramount Resources Ltd.	Whitecap Resources Inc.
Pengrowth Energy Corporation

ARC's compensation program for non-management directors consists of both a cash component and an equity component paid in the form of Deferred Share Units ("DSUs"). The maximum cash component received is 40 per cent of a non-management Director’s total compensation, with the remaining compensation received in the form of the DSUs.

A non-management Director may elect to receive all of his or her compensation in the form of DSUs, therefore, a Director may receive up to 100 per cent of his or her total compensation in the form of DSUs. DSUs vest immediately upon grant but cannot be redeemed until the holder ceases to be a Director. For additional information on the DSU Plan and the terms of the DSUs, see “Equity Based Compensation” below as well as Schedule F to this information circular.

ARC Resources Ltd. | 2017 | Information Circular 21

The payment of Board and Committee cash retainers and granting of DSUs occurs on a quarterly basis. The two elements of ARC's compensation program for non-management directors are described below.

BOARD AND COMMITTEE RETAINERS

The following table outlines the Board and Committee retainer fee schedule for non-management directors for 2016. There were no changes to the fee schedule during 2016.

2016 Directors Fees
Cash Retainer:
Board Chair	$166,000
Board Member	$88,000
Audit Committee Chair	$10,000
Other Committee Chair	$6,000
Equity Compensation	150% of Cash Retainer
Total Director Compensation (1)	40% Cash / 60% Equity

(1)	A non-management Director may elect to receive all of his or her total compensation in the form of DSUs, therefore, a Director may receive up to 100% of his or her total compensation in the form of DSUs.

EQUITY BASED COMPENSATION

ARC believes that equity based compensation for directors provides for greater alignment of the interests of directors and shareholders. ARC’s non-management directors receive equity based compensation in the form of DSUs which are notional shares granted to the Director and are linked directly to the share price performance from the grant date to the date on which the DSUs are redeemed. DSUs vest immediately upon grant but cannot be redeemed until the holder ceases to be a Director. In addition, each time that dividends are paid on the Common Shares, the number of DSUs in the directors’ DSU account is increased to reflect the value of dividends that are paid on the notional underlying Common Shares.

The number of DSUs awarded to non-management directors from time-to-time is calculated by dividing the value of the award by the weighted average trading price of the Common Shares on the TSX for the five trading days prior to the date of grant. On the date that a holder of DSUs ceases to be a Director of ARC, he or she has until December 1st in the calendar year following the date on which the holder ceases to be a Director to redeem his or her awards in exchange for a cash payment equal to the number of DSUs held multiplied by the weighted average trading price of the Common Shares on the TSX for the five trading days prior to the date of settlement.

Non-management directors are not eligible to participate in the RSU and PSU Plan, the Share Option Plan or the Long Term Restricted Share Award Plan (each as defined herein).

ARC Resources Ltd. | 2017 | Information Circular 22

TOTAL DIRECTOR COMPENSATION

The following table details total compensation paid to each non-management Director during 2016.

Director(1)	Board Chair or Member Retainer	Committee Chair Retainer	Total Cash Retainer Fees Earned	Equity (DSUs)(2)	Total Compensation	Portion taken as Cash	Portion taken as DSUs(3)
Kvisle	$166,000	$-	$166,000	$249,046	$415,046	$-	$415,046
Collyer (4)	$12,435	$-	$12,435	$18,652	$31,087	$12,419	$18,668
Dielwart	$88,000	$6,000	$94,000	$141,057	$235,057	$-	$235,057
Dyment	$88,000	$6,000	$94,000	$141,000	$235,000	$93,945	$141,055
Hearn	$88,000	$6,000	$94,000	$141,000	$235,000	$93,945	$141,055
Houck	$88,000	$6,000	$94,000	$141,000	$235,000	$70,462	$164,538
O’Neill	$88,000	$10,000	$98,000	$147,000	$245,000	$48,965	$196,035
Pinder	$88,000	$6,000	$94,000	$141,057	$235,057	$-	$235,057
Sembo	$88,000	$-	$88,000	$132,000	$220,000	$87,948	$132,052
Smith (5)	$78,330	$-	$78,330	$117,536	$195,866	$-	$195,866
Van Wielingen (6)	$54,725	$-	$54,725	$82,127	$136,852	$-	$136,852
Total	$927,490	$40,000	$967,490	$1,451,474	$2,418,964	$407,684	$2,011,280

(1)	Excludes Mr. Stadnyk as he was a management Director during 2016.
(2)	This amount is equal to approximately 150% of the amount of Total Cash Retainer Fees Earned, and must be taken as DSUs.
(3)	Approximately 60% of a Director's Total Compensation is paid in DSU’s, the remaining portion of approximately 40% may be paid in cash or the Director may elect to increase the percentage of DSUs.
(4)	Mr. Collyer was appointed a Director on November 10, 2016 and his annual fees have been prorated based on his start date
(5)	Ms. Smith was appointed a Director on February 10, 2016 and her annual fees have been prorated based on her start date.
(6)	Mr. Van Wielingen retired from the Board on April 29, 2016 and his annual fees were prorated.

EQUITY BASED AWARDS – OUTSTANDING AND VESTED DURING 2016

The following table sets forth information in respect of the number and value of DSU awards held by non-management directors which were outstanding and were fully vested as at December 31, 2016.

Director(1)	Number of DSUs	Estimated Payout Value of DSUs(2)
Kvisle	63,664	$1,471,275
Collyer	812	$18,765
Dielwart	37,297	$861,934
Dyment	37.423	$864,846
Hearn	32,187	$743,842
Houck	42,106	$973,070
O’Neill	48,824	$1,128,323
Pinder	64,202	$1,483,708
Sembo	18,337	$423,768
Smith	9,190	$212,381

(1)	Excludes Mr. Stadnyk as he was a management Director during 2016.
(2)	Calculated based on the closing price of the Common Shares on December 30, 2016 of $23.11 multiplied by the number of DSUs on such date adjusted to reflect cash dividends on the underlying Common Shares for the period from the grant date to December 31, 2016. DSUs vest immediately upon grant but cannot be redeemed until death or retirement of the Director.

The table above does not include any share based compensation which was outstanding and held by Mr. Dielwart, as at December 31, 2016, other than DSUs which were awarded to him in his capacity as a non-management Director. Mr. Dielwart, however, does continue to hold share options which were awarded to him in relation to his former role as Chief Executive Officer (“CEO”).

ARC Resources Ltd. | 2017 | Information Circular 23

As at December 31, 2016, Mr. Dielwart held an aggregate 148,748 unvested share options which had a value of approximately $872,038. These values have been calculated in the same manner that ARC has valued the unvested stock options held by its Named Executive Officers (as defined herein) as described later in this information circular under "2016 Executive Compensation". As a Director, Mr. Dielwart is no longer eligible to receive options, but the options he received during his tenure as CEO continue to vest under the terms and conditions of those plans.

SHARE OWNERSHIP REQUIREMENTS

In order to align the interests of directors with those of the shareholders, each non-management Director is required to own a minimum of 20,000 Common Shares or share equivalents of the Corporation after having been on the Board for five years. A minimum of 10,000 Common Shares or share equivalents must be held after three years on the Board. The Board of Directors considered an ownership requirement based on a multiple of fees received but determined that setting a numeric threshold of 20,000 Common Shares or share equivalents, that at the time was approximately equal to three times the cash retainer fees for the Chairman of the Board and in excess of four times the cash retainer fees for other Board members, was appropriate. As at December 31, 2016, and as outlined on the following page, all non-management directors meet or exceed the minimum share ownership requirement other than Mr. Collyer who has until 2019 to meet the 10,000 Common Share or share equivalent minimum and until 2021 to meet the 20,000 Common Share or share equivalent minimum and Ms. Smith who has until 2021 to meeting the 20,000 Common Share or share equivalent minimum. Management directors are subject to separate share ownership requirements which are outlined in the “Compensation Discussion and Analysis” section of this information circular.

Director	Year Ended December 31	Common Shares	DSUs(1)	Total Common Shares and share equivalents	Total Market value of Common Shares and share equivalents(2)	Value at risk as multiple of Cash Retainer Fees Earned(3)	Meets Minimum Share Ownership Guidelines(3)
Kvisle	2016	80,500	63,664	144,164	$3,331,630	20	yes
	2015	80,500	42,312	122,812	$2,050,960	23	yes
Collyer (4)	2016	-	812	812	$18,765	0	yes
Dielwart (5)	2016	384,735	37,297	422,032	$9,753,160	103	yes
	2015	380,570	25,163	405,733	$6,775,741	72	yes
Dyment	2016	50,044	37,423	87,467	$2,021,362	21	yes
	2015	48,256	29,625	77,881	$1,300,613	14	yes
Hearn	2016	101,550	32,187	133,737	$3,090,662	33	yes
	2015	101,550	24,568	126,118	$2,106,171	22	yes
Houck	2016	24,760	42,106	66,866	$1,545,273	16	yes
	2015	24,760	33,062	57,822	$965,627	10	yes
O’Neill	2016	20,516	48,824	69,340	$1,602,447	16	yes
	2015	19,786	38,096	57,882	$966,629	10	yes
Pinder	2016	95,308	64,202	159,510	$3,686,276	39	yes
	2015	95,308	51,143	146,451	$2,445,732	26	yes
Sembo	2016	15,300	18,337	33,637	$771,351	9	yes
	2015	15,300	11,610	26,910	$449,397	5	yes
Smith (6)	2016	5,102	9,190	14,292	$330,288	4	yes

(1)	The number of DSUs reflects dividends paid on Common Shares to December 31, 2016 or 2015, as applicable.
(2)	Value based on closing share price of Common Shares of $23.11 at December 31, 2016 ($16.70 at December 31, 2015).
(3)	Based on total market value of Common Shares and share equivalents including DSUs.
(4)	Mr. Collyer was appointed to the Board of Directors on November 10, 2016 and has until November 10, 2019 to accumulate 10,000 Common Shares or share equivalents and until November 10, 2021 to accumulate 20,000 Common Shares or share equivalents.
(5)	Mr. Dielwart was the CEO of ARC until December 31, 2012 and became a non-management Director on May 16, 2013.
(6)	Ms. Smith was appointed to the Board of Directors on February 10, 2016 and has until February 10, 2021 to accumulate 20,000 Common Shares or share equivalents.

ARC Resources Ltd. | 2017 | Information Circular 24

CORPORATE GOVERNANCE DISCLOSURE

NI 58-101 requires that if management of an issuer solicits proxies from its security holders for the purpose of electing directors that certain prescribed disclosure respecting corporate governance matters be included in its management information circular. The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101. The prescribed corporate governance disclosure for the Corporation is that contained in Form 58-101F1 which is attached to NI 58-101.

ABOUT THE BOARD

The Board is responsible for the stewardship of ARC with oversight in several key areas including vision, culture, strategy and leadership, risk management, succession planning and corporate governance practices. The Board’s duties are set out in the Board Mandate which is reviewed each year and found in Schedule B.

The Board of Directors, in part, performs its mandated responsibilities through the activities of its six Committees outlined below. Each of the six Committees has their own mandate which is reviewed and approved each year. The Audit, Human Resources and Compensation, Policy and Board Governance and Risk Committees are comprised entirely of independent directors. The Health Safety and Environment and the Reserves Committees are comprised of a majority of independent directors. The Board of Directors has determined that with the exception of Mr. Dielwart, the former CEO of ARC, none of the directors who serve on any board committees have a material relationship with ARC that could reasonably interfere with the exercise of a director’s independent judgment.

Audit Committee
Human Resources and Compensation Committee (1)
Policy and Board Governance Committee (2)
Health, Safety and Environment Committee (3)
Reserves Committee
Risk Committee
(1)	Referred to as “HRC Committee” or “HRCC”.
(2)	Referred to as “Governance Committee”.
(3)	Referred to as “HSE Committee”.

The Board of Directors hold regularly scheduled meetings at least quarterly to perform its responsibilities. The Board of Directors and members of management hold strategic planning sessions at least annually and revisit strategic planning at each quarterly meeting of the Board of Directors. Significant operational decisions and all decisions relating to the following are made by the Board of Directors:

•	the acquisition and disposition of properties for a purchase price or proceeds in excess of an amount established by the Board of Directors from time-to-time;
•	the approval of capital expenditure budgets
•	the establishment of credit facilities
•	issuances of additional Common Shares
•	the determination of the amount of dividends paid on Common Shares
•	long term marketing, transportation and hedging arrangements in excess of an amount established by the Board of Directors from time-to-time

ARC Resources Ltd. | 2017 | Information Circular 25

•	CEO Compensation
•	human resource and compensation concerns
•	the appointment of directors and officers

The Board of Directors and the Governance Committee have developed position descriptions for the Chair of the Board and the CEO with a view of ensuring that the Board of Directors can operate efficiently on a fully informed basis independent of management. As such, the CEO reports directly to the Board of Directors. The Chair of the Board is an independent director and is responsible for managing the affairs of the Board and its Committees, including ensuring the Board of Directors is organized properly, functions effectively and independently of management and meets its obligations and responsibilities.

Strategic Planning Oversight

The Board oversees the development and execution of a longer range strategic plan and a shorter-range business plan for ARC’s business which are designed to achieve ARC’s principal objectives and identify the principal strategic and operational opportunities and risks of ARC’s business. To assist the Board of Directors in meeting this responsibility, the agenda for every regularly scheduled board meeting includes a discussion of the progress of the short-term business plan and quarterly results as well as a “Strategy Update” where management provides a review of business development, exploration, financial forecasts, human resources and emerging trends and opportunities so as to provide the Board the information required for them to discuss and analyze the main risks associated with our business plan and make recommendations to adjust the plan if necessary. In addition, the Board sets aside two days every year for a strategic planning session where they meet and discuss the long-term plan for the organization in detail with management.

Risk Oversight

Over the past several years, we continue focus on identification, management, mitigation and reporting of risks. The Board is responsible for the identification of principal risks of the business and to ensure that all reasonable steps are taken to ensure the implementation of appropriate systems and procedures to manage such risks. The Board has a well-established Risk Committee that assists the Board of Directors in meeting its responsibilities with respect to risk identification, oversight and mitigation. The Risk Committee maintains a “Business Risk Matrix” which identifies risks to the organization along with a ranking of severity of such risks. The Business Risk Matrix is reviewed at least annually by the Board. ARC has categorized the organizational risks, taking into consideration the mitigation strategies that ARC has in place, as follows:

Strategic
Culture, Organizational
Business Environment
Operational
Reserves
Organization and Systems

ARC Resources Ltd. | 2017 | Information Circular 26

The Board has assigned responsibility for specific risk oversight and mitigation to the appropriate committees as outlined below:

Committee	Risk Oversight Responsibility	Specific Risk Oversight
Risk

Identify the principal business, financial, organizational and other risks of the Corporation

Ensure that management, the Board or a Committee takes adequate steps to mitigate risks Establish accountability for such mitigation

Business environment, commodity price risk, hedging program, credit risk monitoring and mitigation, insurance
Audit	Financial reporting risk oversight Financial compliance risk oversight	Internal Controls, integrity of reporting systems, compliance with financial and regulatory requirements, compliance with financial contractual requirements
HRCC	Talent management and succession risk oversight Compensation risk oversight	Succession planning, compliance with contractual requirements
Governance	Governance and regulatory risk oversight	Compliance with Corporate Governance, legal and regulatory requirements
Reserves	Reserves and resources evaluation and reserves reporting risk oversight	Accuracy and Integrity of Reserves evaluation and reporting, compliance with regulatory requirements
HSE	Health, safety and environment risk oversight Infrastructure integrity and security risk oversight Operational risk oversight	Operational performance monitoring and reporting, compliance with operational regulatory requirements

See “Committee Membership, Mandates, Responsibilities and Other Information” for additional information with respect to the Committee mandates and responsibilities.

Succession Planning

The Board of Directors takes responsibility for director succession planning. Succession planning is an agenda item at all quarterly Policy and Board Governance Committee meetings and potential candidates are considered and discussed. ARC’s deliberate focus on succession planning resulted in 2016’s seamless transition of the chairman of the board from Mac Van Wielingen to Hal Kvisle, as well as the addition of David Collyer.

The Board of Directors also takes responsibility for senior officer succession planning and specifically, succession planning for the CEO. Succession planning is an agenda item at all quarterly HRCC meetings where the President and CEO provides regular updates on the progression and development of individual executives. Succession planning is a frequent part of the Board agenda, in-camera discussions and is discussed formally at a separate succession, progression and development meeting held in conjunction with the third quarter Board and committee meetings, where the CEO, without other members of senior management present, discusses his views on the executive leadership team in general and his potential successors. At these sessions, the Board of Directors and the President and CEO discuss succession plans and candidates for all senior officer positions, including the CEO role.

ARC Resources Ltd. | 2017 | Information Circular 27

The Board of Directors meet for an informal dinner session the evening prior to every regularly scheduled Board meeting. This provides the Board the opportunity to meet in a less formal atmosphere to discuss succession planning, corporate culture and a variety of other topics as well as strengthening the collegial working relationship of the directors.

The Board of Directors and its Committees engage with senior management on a regular basis as Mr. Stadnyk, the President and CEO, is a director and attends substantially all of the meetings of the Board of Directors and its Committees, along with other executive officers who are invited to attend directors’ meetings and Committee meetings to provide necessary information to facilitate decision making activities. All executive officers of the Corporation attend the annual strategic planning session providing additional opportunity for the Board to interact with management.

The HRCC has become increasingly more detailed and formalized in its succession planning process for the CEO, senior management and other strategic positions considered critical to the success of ARC. The HRCC’s succession planning process involves working with the CEO to review the internal talent pool on a regular basis, and identifying potential candidates, selecting executive development opportunities and evaluating performance and progress, as well as planning for illness, disability and other unscheduled absences. This includes long range planning for executive development and succession to ensure leadership sustainability and continuity. The HRCC is responsible for ensuring ARC has appropriate programs for succession planning, overseeing human capital risk to ensure ARCs’ management programs (including those for officers) effectively address succession planning and reporting and recommending to the Board of Directors on succession planning matters.

The Charter of the Board of Directors and the Mandate of the Board of Directors are attached as Schedules A and B, respectively, and describe in more detail the general duties of the Board, its composition, retirement policies and other matters.

DIRECTOR INDEPENDENCE

The Board of Directors has determined that a majority of the directors (nine of the eleven directors) standing for election are considered to be independent within the meaning of NI 58-101, which prescribes that such director is independent if he or she has no material relationship with the Corporation. A material relationship is a relationship which could in the view of the Board of Directors be reasonably expected to interfere with the exercise of a member’s independent judgment.

The Board of Directors has determined that all its current directors, except for Mr. Dielwart and Mr. Stadnyk, are independent. Mr. Dielwart retired as CEO of the Corporation on December 31, 2012 and is not considered to be independent. Mr. Stadnyk is the current President and CEO of the Corporation and is not independent.

INDEPENDENCE OF BOARD CHAIR

The Board of Directors has determined that the Chair of the Board, Mr. Kvisle, is an independent director within the meaning of NI 58-101. The Board of Directors, in conjunction with the Policy and Board Governance Committee and Mr. Kvisle, have developed broad terms of reference for the Chair of the Board of Directors which includes managing and developing a more effective Board, ensuring that such Board of Directors can function independently of management and working with management to monitor and influence strategic management and shareholder and other party relations. ARC believes that having an independent Board Chair fosters strong leadership, robust discussion and effective decisions while avoiding potential conflicts of interest.

ARC Resources Ltd. | 2017 | Information Circular 28

INTERLOCKING BOARDS

The Board’s charter does not specifically prohibit interlocking Board positions. The Board prefers to examine each situation on its own merits with a view to examine material relationships which may affect independence.

Company	Director	Committee Membership
WesternZagros Resources Ltd.	Fred J. Dyment(1)	Director and Chairman of the Board
Audit Committee
Health, Safety, Environment and Security Committee
	James C. Houck	Director
Compensation Committee (Chair)
Governance Committee Audit Committee
Tesco Corporation	John P. Dielwart	Director
Audit Committee
Compensation Committee (Chair)
	Fred J. Dyment	Director
Audit Committee
Compensation Committee
(1)	Mr. Dyment resigned as Chair of the Board of Directors for WesternZagros on January 1, 2016 and retired from the board June 8, 2016.

The Board has determined that the above common Board memberships do not impair the ability of these directors to exercise independent judgment as a member of our Board of Directors.

COMMITTEE COMPOSITION

There are six Committees of the Board of Directors, all of which are comprised entirely of independent directors, except for the HSE Committee and the Reserves Committee on which Mr. Dielwart is either the committee Chair or a member. The following table outlines the current composition of the Board Committees.

Director	Year Appointed	Independent	Audit	HRCC	Governance	HSE	Reserves	Risk
Independent Directors:
Kvisle	2009	√			√
Collyer	2016	√				√		√
Dyment	2003	√			√			Chair
Hearn	2011	√		Chair	√
Houck	2008	√	√				Chair
O’Neill	2009	√	Chair				√
Pinder	2006	√		√	Chair
Sembo	2013	√		√		√
Smith	2016	√	√					√
Van Wielingen	1996	√		√	√			√
Non-Independent Directors:
Dielwart	1996					Chair	√
Management Directors:
Stadnyk (1)	2013

(1)	Mr. Stadnyk is the current President and CEO of ARC, is not independent and does not sit on any committee but he does attend substantially all of the meetings for each committee.

ARC Resources Ltd. | 2017 | Information Circular 29

BOARD AND COMMITTEE MEETING ATTENDANCE

Directors are expected to attend all meetings of the Board and the committees on which they participate either in person or by teleconference subject to unavoidable conflicts. Directors are also expected to attend the annual shareholder meeting. At a minimum, directors are expected to attend at least 75 per cent of such Board and Committee meetings held in the year. Directors are welcome to attend all Committee meetings regardless of membership.

During 2016, Board and Committee meeting attendance was 98 per cent for non-management directors as outlined below. Mr. Stadnyk is a management director and is not a member of any of the Committees, however he attended substantially all the Committee meetings during 2016 by invitation.

Director (1) (2)	Board Meeting Attendance	Audit	HRCC	Governance	HSE	Reserves	Risk	Total Board and Committee Meeting Attendance
Kvisle	9 of 9		2 of 2	5 of 5			2 of 2	18/18 (100%)
Collyer (3)
Dielwart	9 of 9				4 of 4	2 of 2	3 of 3	18/18 (100%)
Dyment	9 of 9			5 of 5		2 of 2	5 of 5	21/21 (100%)
Hearn	9 of 9		4 of 4	5 of 5	4 of 4			22/22 (100%)
Houck	9 of 9	5 of 5				4 of 4	3 of 3	21/21 (100%)
O'Neill	9 of 9	5 of 5			2 of 2	2 of 2	3 of 3	21/21 (100%)
Pinder	9 of 9		4 of 4	5 of 5		2 of 2		20/20 (100%)
Sembo	9 of 9	3 of 3	1 of 2		2 of 2	2 of 2		17/18 (94%)
Smith (4)	9 of 9	4 of 4					2 of 2	15/15 (100%)
Van Wielingen (5)	4 of 4		2 of 2	3 of 3			4 of 4	13/13 (100%)
(1)	Does not include Mr. Stadnyk who was a management director during 2016.
(2)	The above does not reflect attendance by directors at meetings of committees of which they are not members.
(3)	Mr. Collyer was appointed to the Board of Directors on November 10, 2016.
(4)	Ms. Smith was appointed to the Board of Directors on February 10, 2016.
(5)	Mr. Van Wielingen retired from the Board on April 29, 2016.

BOARD AND COMMITTEE MEETINGS WITHOUT MANAGEMENT

The non-management directors meet without members of management present at every meeting of the Board of Directors and at every meeting of all Committees of the Board of Directors. Each regularly scheduled Board and Committee meeting’s agenda includes an in-camera session at the beginning and/or end of each meeting.

ARC Resources Ltd. | 2017 | Information Circular 30

COMMITTEE MEMBERSHIP, MANDATES, RESPONSIBILITIES AND OTHER INFORMATION

Set forth below is information with respect to each of the Committees of the Board of Directors, including membership and a description of their Board approved mandate which outlines the roles and responsibilities of the Committee and in some cases, certain other information.

Audit Committee
Current Members	All members of the Audit Committee are Independent and financially literate. • Kathleen M. O’Neill (Chair) • James C. Houck • Nancy Smith
Membership changes since January 1, 2016	William G. Sembo stepped down from the Audit Committee on April 29, 2016.
Mandate

Oversight on behalf of the Board of Directors for the following:

•     Adequacy and effectiveness of internal controls and process over financial reporting

•     Review of annual and quarterly financial statements

•     Review of financial information included in prospectuses, MD&A, information circular, AIF and financial press releases

•     Review terms of engagement of external auditors and conduct of external audit

•     Review and approval of all audit and non-audit services performed by the external auditor

•     Compliance with legal and regulatory requirements

This committee is required to be composed of at least three individual members appointed by the Board from amongst its members, all of which are to be Independent within the meaning of National Instrument 52-110 Audit Committees.

The mandate of the Audit Committee was revised in 2016 to (i) require the Audit Committee to review and evaluate annually the external auditors’ performance and periodically, (at least every five years) conduct a comprehensive review of the external auditor, (ii) authorize the Chair of the Audit Committee, between scheduled meetings, to approve all audit related services and non-audit services provided by the external auditors for individual engagements with estimated fees of $50,000 and under, and to report all such approvals to the Audit Committee at its next scheduled meeting, (iii) to require the Audit Committee review the Annual Report of the Canadian Public Accountability Board concerning audit quality in Canada and discuss implications for the Corporation, and (iv) to review any reports issued by Canadian Public Accountability Board regarding the audit of the Corporation.

For more information relating to the background of the Audit Committee members, see "Director Nominees”.

Audit Quality – The Audit Committee oversees and monitors the qualifications, independence and performance of our external auditors. In 2016, the Audit Committee conducted a comprehensive review of ARC’s external auditor, Deloitte LLP. The comprehensive review was prepared in accordance with guidance published by the Chartered Professional Accountants Canada, the Institute of Corporate Directors and the Canadian Public Accountability Board. The review focused on the following key factors affecting audit quality of Deloitte LLP:

•	independence, objectivity and professional skepticism of the external auditor;
•	quality of the external auditor’s engagement team; and
•	quality of the communications and interactions between the Audit Committee and the external auditor.

The audit committee also performed an annual review for the period ended December 31, 2016 which considered the annual performance of Deloitte LLP.

In keeping with our commitment to best practices in corporate governance, a tender process was completed for the selection of our auditor and the Board of Directors (on the recommendation of the Audit Committee) determined that PwC is to be appointed

ARC Resources Ltd. | 2017 | Information Circular 31

as ARC’s auditor for the 2017 fiscal year, subject to shareholder approval. Deloitte LLP continued to act as ARC’s auditor for the remainder of the fiscal year ended December 31, 2016. Additional documents related to the change of auditor, being the Change of Auditor Notice and the acknowledgements of that notice by PwC and Deloitte LLP, are set out in Schedule G to this information circular. There were no "reportable events" within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations. For further information about the Audit Committee and Audit Committee Mandate, please see ARC’s Annual Information Form for the year ended December 31, 2016 filed on SEDAR at www.sedar.com.

The Audit Committee pre-approves all audit and non-audit services performed by Deloitte LLP except for audit related services and non-audit services provided by the external auditors for individual engagements with estimated fees of $50,000 and under which may be approved by the Chair of the Audit Committee between scheduled meetings. The aggregate fees billed by Deloitte LLP for audit services in 2016 and 2015 are summarized in the following table.

External Audit Service Fees	Billed in 2016	Billed in 2015
Audit fees	$694,430	$872,585
Audit-related fees(1)	$-	$70,727
Total Audit and Audit-related fees	$694,430	$943,312
Tax Fees (2)	$14,499	$-
Other fees(3)	$17,452	$18,781
Total Fees	$726,381	$962,093

(1)	The aggregate fees billed by our external auditor for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements but which are not included in audit services fees.
(2)	The aggregate fees billed by our external auditor for professional services for various tax advice.
(3)	The assessment fee billed by The Canadian Public Accountability Board per the National Instrument 52-108 Auditor Oversight mandate for reporting issuers to have an audit completed by a CPAB participant firm.

ARC Resources Ltd. | 2017 | Information Circular 32

Human Resources and Compensation Committee
Current Members	All members of the Human Resources and Compensation Committee are Independent. • Timothy J. Hearn (Chair) • Herbert C. Pinder, Jr. • William G. Sembo
Membership changes since January 1, 2016

Harold N. Kvisle stepped down from the Human Resources and Compensation Committee on April 29, 2016. William G. Sembo was appointed as a member of the Human Resources and Compensation Committee on April 29, 2016.

Mandate

Oversight on behalf of the Board of Directors for the following:

•     Ensure our human resources and compensation policies and practices are aligned with our corporate vision and strategy

•     Review of compensation, including cash and compensation consisting of salary and bonuses, and the number of PSUs and RSUs and Options awarded for all staff including the officers of the Corporation but excluding the CEO

•     Review of human resource policies and programs, performance management, benefit programs, resignations and terminations, training and development

•     Review of executive succession planning and organizational planning and design

•     Review of Employment contracts or other major agreements for employees

•     Lead an annual process for reviewing corporate performance benchmarking and approve annual executive compensation (other than the CEO).

•     Annual performance review of the CEO, and review of the CEO’s appraisal of officers’ performance

•     The Committee reviews and provides recommendations to the Board of Directors on the compensation for the CEO

This committee is required to be composed of at least three individual members appointed by the Board from amongst its members, all of which are to be Independent within the meaning of National Instrument 52-110 Audit Committees.

There were no substantive changes to the mandate of the Human Resources and Compensation Committee in 2016.

See “Compensation Discussion and Analysis” in this information circular for more information in relation to the role of the HRCC in determining executive compensation.

In addition to the background information on the members of the HRCC provided under “Director Nominees”, the following provides a summary of the human resources and executive compensation experience of each member of the Committee.

Timothy J. Hearn (Chair) - Mr. Hearn has extensive leadership experience in human resources management, compensation and executive development from both a business leadership position and human resource function management. He was ExxonMobil’s Vice President of Human Resources for five years where he was responsible for all aspects of the function globally. He culminated his career as Chief Executive Officer of Imperial Oil Ltd. where the Vice-President of Human Resources reported directly to him and provided the overall strategic direction of the human resources function. Mr. Hearn has also served on the Compensation Committee of another public company’s Board.

Herbert C. Pinder, Jr. - Over the last 35 years Mr. Pinder has served on more than 40 boards. On most of the public and private companies he has served on either the Compensation or Governance Committee, or both, often as the Chair. He stays current with evolving compensation and governance practices including attending a Harvard Business School Seminar entitled “Compensation Committees: New Challenges, New Solutions”. He has been a member of the Human Resources and Compensation Committees since joining the Board in January of 2006 and was the Chair from 2009 to 2012.

William G. Sembo – Mr. Sembo has over 40 years of experience working in large organizations where he held senior leadership positons. He currently serves as a Director on three privately owned enterprises where he has gained experience in leadership, management and compensation practices. Mr. Sembo recently retired from his role as Vice Chairman at RBC Capital Markets

ARC Resources Ltd. | 2017 | Information Circular 33

LLC and has extensive governance expertise from this role as well as serving on various public, private and not-for-profit boards. Mr. Sembo joined the Human Resources and Compensation Committee in 2016.

Policy and Board Governance Committee
Current Members	All members of the Policy and Board Governance Committee are Independent. • Herbert C. Pinder, Jr. (Chair) • Fred J. Dyment • Harold N. Kvisle • Timothy J. Hearn
Membership changes since January 1, 2016	Mac H. Van Wielingen retired from the Board on April 29, 2016. Timothy J. Hearn stepped down from the Policy and Board Governance Committee on April 29, 2016 and was reappointed as a member of the Policy and Board Governance Committee on February 7, 2017.
Mandate

Oversight on behalf of the Board of Directors for the following:

•     Review and assess effectiveness of the Board and Committees and individual members

•     Develop and review of the Corporation’s approach and procedures in relation to governance matters

•     Review and recommendation of procedures to ensure the Board acts independently of management

•     Review of member competencies and skills to identify and recommend new director nominees

•     Review of the Board and individual member effectiveness and performance through annual assessment

This committee is required to be composed of at least three individual members appointed by the Board from amongst its members, all of which are to be Independent within the meaning of National Instrument 52-110 Audit Committees.

There were no substantive changes to the mandate of the Policy and Board Governance Committee in 2016.

Health, Safety and Environment Committee
Current Members	All members of the Health, Safety and Environment Committee are Independent other than John P. Dielwart. • John P. Dielwart (Chair) • William G. Sembo • David R. Collyer
Membership changes since January 1, 2016	Kathleen M. O’Neill stepped down from the Health, Safety and Environment Committee on April 29, 2016. William G. Sembo was appointed as a member of the Health, Safety and Environment Committee on April 29, 2016. Timothy J. Hearn stepped down from the Health, Safety and Environment Committee on February 7, 2017. David R. Collyer was appointed as a member of the Health, Safety and Environment Committee on February 7, 2017.
Mandate

Oversight on behalf of the Board of Directors for the following:

•     Review of performance with respect to health, safety and environmental programs and activities

•     Review and recommend development and implementation of standards and policies with respect to health, safety and environment

•     Compliance with legal and regulatory requirements

This committee is required to be composed of at least three individual members appointed by the Board from amongst its members, the majority of which shall be Independent within the meaning of National Instrument 52-110 Audit Committees.

There were no substantive changes to the mandate of the Health, Safety and Environment Committee in 2016.

ARC Resources Ltd. | 2017 | Information Circular 34

Reserves Committee
Current Members	All members of the Reserves Committee are Independent other than John P. Dielwart. • James C. Houck (Chair) • John P. Dielwart • Kathleen M. O'Neill
Membership changes since January 1, 2016	Fred J. Dyment, Herbert C. Pinder, Jr. and William G. Sembo stepped down from the Reserves Committee on April 29, 2016. Kathleen M. O'Neill and John P. Dielwart were appointed as a members of the Reserves Committee on April 29, 2016.
Mandate

Oversight on behalf of the Board of Directors for the following:

•     Review terms of engagement of independent reserve and resources evaluators and conduct of reserves and resources evaluations

•     Review of qualifications, experience and approach to reserves and resources evaluation of the independent engineering firm performing the reserves and resources evaluations

•     Review of annual independent engineering reports

•     Review of reserves and resources data and other information specified in National Instrument 51-101

•     Review of reports on reserves and resources and such information included in the prospectuses and Annual Information Form (“AIF”)

This committee is required to be composed of at least three individual members appointed by the Board from amongst its members, the majority of which shall be Independent within the meaning of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

There were no substantive changes to the mandate of the Reserves Committee in 2016.

ARC Resources Ltd. | 2017 | Information Circular 35

Risk Committee

The Risk Committee was specifically formed to assist the Board of Directors in meeting its responsibilities to generally review the principal organizational, business, financial, operational and strategic risks of the Corporation and to ascertain the allocation of responsibility of the Board of Directors, the Risk Committee or other Committee for review of such risks.  The Risk Committee assumes primary responsibility for review of risk assessment and risk management relating to hedging, credit and insurance and the consideration of such matters in light of current risk management policies in place from time-to-time.  The Risk Committee meetings are often attended by the full board.

Current Members	All members of the Risk Committee are Independent. • Fred J. Dyment (Chair) • David R. Collyer • Nancy Smith
Membership changes since January 1, 2016	John P. Dielwart, James C. Houck, Kathleen M. O’Neill and Mac H. Van Wielingen stepped down from the Risk Committee on April 29, 2016. Harold N. Kvisle and Nancy Smith were appointed as members of the Risk Committee on April 29, 2016. Harold N. Kvisle stepped down from the Risk Committee on February 7, 2017. David R. Collyer was appointed as a member of the Risk Committee on February 7, 2017.
Mandate

Oversight on behalf of the Board of Directors for the following:

•     Identify and review principal business risks of the Corporation, including detailed annual review of business risk matrix document, and the actions taken by the Corporation to mitigate the risks

•     Identify and review the principal financial risks of the Corporation, including but not limited to changes in commodity prices, interest rates, foreign currency exchange rates and counterparty credit and the actions taken by the Corporation to mitigate these risks

•     Ensure all business risks, both financial and operational, are monitored by the

•     appropriate Board Committee

•     Review of hedging mandate and policy to ensure compliance with strategic objectives

•     Review of counterparty credit policy for both financial and physical contracts to ensure compliance with strategic objectives

•     Review and identify risks to transportation commitments

•     Review of Directors and Officers insurance policy

This committee is required to be composed of at least three individual members appointed by the Board from amongst its members, the majority of which shall be Independent within the meaning of National Instrument 52-110 Audit Committees.

There were no substantive changes to the mandate of the Risk Committee in 2016.

BOARD CHAIR, COMMITTEE CHAIR AND CEO POSITION DESCRIPTION

The Board of Directors has developed written position descriptions for the Chair of the Board of Directors and the Chair of each Committee of the Board of Directors. In conjunction with the CEO, the Board of Directors has developed a written position description for the CEO. The position descriptions for the Board Chair, Committee Chairs and CEO are available on the Corporation’s website under the Corporate Governance section – Board Committees – Terms of Reference.

ARC Resources Ltd. | 2017 | Information Circular 36

NOMINATION OF NEW DIRECTORS

The Governance Committee reviews the makeup of the Board and Committees annually and is responsible for identifying and recommending to the Board of Directors new candidates to the Board of Directors. The Committee considers the skills, experience, strengths, knowledge and constitution of the members of the Board of Directors and the Committee’s perception of the needs of the Corporation. Some of the key competencies that the Corporation believes directors should have are: corporate executive experience, oil and gas operational experience, financial acumen, and knowledge in the areas of compensation, governance and health, safety and environment. Character and behavioral qualities including credibility, integrity and communication skills are also important attributes taken into account when recruiting new directors. The Committee uses a two tier selection process when evaluating prospective candidates which are outlined below:

The first tier is in respect of the person’s character, personality and fit with ARC's culture. The ideal candidate for a board seat would be described as follows:

a.	Respected for ethics, integrity and trustworthiness
b.	Independent thinker with conviction and courage of thought
c.	Possesses flexibility to evolve views with the benefit of new information or perspective
d.	A team player with good listening skills and the ability to lead laterally
e.	Has intellectual curiosity, creativity and a long-term perspective
f.	Has demonstrated commitment, drive, work ethic and excellence in judgment; and
g.	Is committed to transparency and accountability.

The second tier addresses broad and specific governance and industry skills. The ideal candidate for a board seat would possess some combination of the following skill set bundles:

a.	Oil and Gas Experience

•	Experience managing oil and gas operation and development programs
•	Direct experience in managing health, safety and environmental issues
•	General experience with and/or executive responsibility for oil and gas reserves evaluation
•	Direct experience with respect to oil and gas marketing and/or transportation

b.	People and Organizational Experience

•	Management or executive experience with responsibility for human resources and talent management
•	Experience in leading major organizational change and/or managing a significant merger
•	Direct experience in managing information technology or responsibility for the IT role

c.	Financial and/or Investment Management Experience

•	Financial management experience or financial accounting, reporting and corporate finance and/or investment management
•	Management or executive responsibility for creating value and/or business development

d.	Governance

•	An understanding of corporate governance gained through experience as a senior executive and/or board member of public and/or private companies and/or non-profits
•	Experience with the decision-making process

e.	Risk Management

•	Management or executive experience in evaluating the broad range of risks faced by an oil and gas company, including hedging and other approaches to risk management

f.	Communications and Stakeholder Relationships

•	Experience in regulatory matters
•	Experience in government relations
•	Understanding social media, public policy processes and the political process

ARC Resources Ltd. | 2017 | Information Circular 37

g.	Strategy Development

•	Demonstrated experience in the development of strategy
•	An understanding of the importance of the role of capital allocation and risk in value creation

The Policy and Board Governance Committee considers the skill set of the Board of Directors when considering new candidates. On an annual basis, Board members are required to complete a “Skills Matrix” where they rate their knowledge and abilities as outlined against the skill set described above.

The Policy and Board Governance Committee is comprised entirely of independent directors and has within its mandate the responsibilities of identifying and recommending to the Board new candidates for appointment or nomination to the Board of Directors. The Committee maintains a list of potential directors but also has the authority to hire an external search firm when deemed necessary to access a broader pool of director candidates. The Committee also reviews the list of directors to be nominated for election at the annual meeting of shareholders and recommends such nominees for approval by the Board of Directors.

BOARD TENURE AND RETIREMENT POLICY

ARC has not adopted a policy which imposes term limits for directors. We believe that it is critical that directors understand our industry and our business and this requires a certain length of tenure on the Board. Long-term directors accumulate extensive company knowledge while new directors bring new experience and perspectives to the Board. It is important to achieve an appropriate balance of both to ensure an effective Board.

In 2016, ARC amended its retirement policy. The policy was amended to remove the required resignation at age 70 because the average age of retirement has increased and with ARC’s enhanced director evaluation and accountability, ARC wanted to evolve its retirement policy to reflect its’ performance driven culture. In addition, the retirement policy now states that a director is recruited with the expectation of serving a minimum of 7 years, subject always to their annual performance review, a change in personal circumstances or our majority voting policy.

As at December 31, 2016, the Board of Directors of the Corporation was comprised of ten non-management directors with an average tenure of 7 years on the Board. The tenure of the ten non-management directors proposed for election to the Board is summarized below:

ARC Resources Ltd. | 2017 | Information Circular 38

DIVERSITY POLICY

Board appointments at ARC have always been based on finding the best individual based on merit and the requirements of the board at that time. ARC does not differentiate by race, color, ethnicity, religion, gender, sexual orientation or any other aspect. In February 2015, the Policy and Governance Committee recommended, and the Board approved a diversity policy founded on these principles. This policy provides that the Policy and Governance Committee, which is responsible for recommending director nominees to the Board, will consider candidates on merit, based on a balance of skills, background, experience, knowledge and cultural fit with the Board.

ARC has purposely constructed a board with a broad range of experience and expertise specific to the energy sector and other sectors that we believe are beneficial to the organization and our shareholders. To ensure that we tap into a broad pool of the best qualified individuals, an external search firm may be retained to help identify outstanding candidates for future openings for new directors with the mandate that the pool must take diversity into account, in addition to the other attributes desired. The ultimate decision will be based on merit and the contribution that the chosen candidate will bring to the Board. For the reasons described above, ARC does not specifically consider the level of representation of women on the Board and has not adopted a specific target regarding the number or percentage of women on the Board. ARC currently has two women on the Board of Directors or approximately 18 per cent of the Board of Directors with the same number and percentage proposed for election.

Similarly, executive appointments at ARC are determined based on merit and qualifications relevant for the specific role. Consideration is given to a broad range of skills, background, experience, knowledge, merit, and cultural fit within the organization. First consideration is given to internal candidates, and secondly, external search firms are engaged to identify top candidates for the role. Diversity is taken into account; however, the ultimate decision is determined based on the best candidate for the role. For the reasons described above, ARC does not specifically consider the level of representation of women in executive positions and has not adopted a specific target regarding the number or percentage of women in executive positions. ARC currently has two women who are executive officers of the Corporation, or 16 per cent of the executive team, holding the position of VP Engineering and Planning and VP Human Resources.

DIRECTOR SKILLS AND EXPERIENCE

The Board and the Policy and Board Governance Committee review the experience, qualifications and skills of our directors each year to ensure that the composition of the Board and Committees and the competencies and skills of the members are in line with those that the Committee considers that the Board and respective Committees should possess.

The Board maintains a skills matrix to identify and evaluate the competencies and skills of the members based on the individual experience and background of each director. The skills matrix is reviewed and updated each year based on self-assessment by each director whereby each director is asked to rate their experience and background in a variety of key subject areas. This data is compiled into a matrix representing the broad Board skills for current directors. This matrix is maintained to identify areas for strengthening the Board of Directors, if any, and address them through the recruitment of new members.

ARC Resources Ltd. | 2017 | Information Circular 39

The following skills matrix outlines the experience and background of, but not necessarily the technical expertise of, the individual directors based on information provided by such individuals.

ARC Resources Ltd. | 2017 | Information Circular 40

DIRECTOR ORIENTATION AND CONTINUING EDUCATION

The Board of Directors provides new directors with access to all background documents of the Corporation, including all corporate records and prior Board materials. They are also provided with relevant information on the industry and the Corporation. New members of the Board of Directors are invited to meet with each of the directors as well as the officers of the Corporation for orientation as to the nature and operations of the business and are invited to attend all meetings of Committees of the Board of Directors, as are all directors. Field visits to familiarize the new director with ARC’s operations are arranged, as required, and in conjunction with a meeting which the HSE Committee holds at a field location on a periodic basis, all directors are invited to attend a visit to this field operation. The visit to the field provides directors with the opportunity to broaden their understanding of ARC’s operations and interact with a broader spectrum of employees.

Presentations are made regularly to the Board of Directors and Committees to educate and inform them of changes within the Corporation and on other relevant subjects such as regulatory and industry requirements and standards, capital markets, commodity markets, and corporate governance as summarized below.

•	The Audit Committee receives quarterly presentations on emerging trends and issues in the accounting and audit fields from management and the external auditor of the Corporation is present at all Audit Committee meetings.
•	The Reserves Committee receives quarterly presentations on operational results and technical and regulatory issues pertaining to reserves and resources evaluation from management and the independent reserves evaluator is present at a minimum of two Reserves Committee meetings each year.
•	The Policy and Board Governance Committee receives quarterly updates from Burnet, Duckworth & Palmer LLP on material changes in securities regulation and corporate governance matters. Management provides regular updates on corporate governance “best practices” from third party publications.
•	The Health, Safety and Environment Committee receives quarterly updates on new legislation or regulations relating to health, safety and environmental matters from management.
•	The Risk Committee receives quarterly updates on the macro-economy and the outlook for crude oil, natural gas liquids and natural gas prices, and updates on issues relating to commodities marketing and infrastructure from management.

ARC Resources Ltd. | 2017 | Information Circular 41

•	The Human Resources and Compensation Committee receives regular updates on compensation programs and trends, recruitment and leadership development from management, and on occasion from external independent compensation advisors.

The directors attend an annual strategy session with management. At the 2016 strategy session, outside experts from Capital World Investors were invited to present on “Positioning Ourselves to Shareholders” to the directors and management. Management invites all directors to attend presentations on a variety of topics presented by leading economists and commodity and currency specialists. Directors are invited to attend meetings of other Committees of the Board of Directors and in particular, presentations on specific issues that may be beneficial to all directors.

The Corporation has approved a policy of paying for any educational courses for any members of the Board of Directors relating to corporate governance, financial literacy or related matters. The Corporation also pays for membership dues for each of the directors in an appropriate organization that provides relevant publications and educational opportunities. Individual directors attend seminars and presentations and read publications from public accounting firms, legal firms, oil and gas research analysts, various publications on governance and various chapters of the Institute of Corporate Directors.

During 2016, the directors attended presentations and events as outlined in the following table:

Date	Topic	Host/Presenter	Director Attendees
Jan - Sept 16	Academic Director for ICD’s Audit Committee Effectiveness Course	Institute of Corporate Directors	O'Neill
Feb-16	Corporate Governance Update - Governance Rankings (Publications: Globe and Mail "Board Games" and University of Toronto Clarkson Centre for Board Effectiveness "Board Shareholder Confidence Index")	David Carey, Senior Vice President, Capital Markets	Policy and Governance Committee Members
Feb-16	Examiner for ICD.D certification	Institute of Corporate Directors/Examiner: Kathleen O'Neill	O'Neill
Mar-16	Personal Income Tax Changes (federal & provincial)	Lisa Olsen, Vice President Human Resources	HRCC members
Apr-16	Alberta Royalties Update	Lara Conrad, Vice President Engineering	All directors
Apr-16	Corporate Governance Update - Board Trends and Practices (Publications: Korn/Ferry International "Corporate Board Governance and Director Compensation in Canada", Spencer Stuart "Board Trends and Practices of Leading Canadian Companies")	David Carey, Senior Vice President, Capital Markets	Policy and Governance Committee Members
Apr-16	ARC's Safety Perception Survey	Lawrence Short & Alfonsius Ariawan, Representatives of DuPont Safety Perception Survey	HSE Committee
Apr-16	Induced Seismicity	Karen Nielsen, Vice President Operations	HSE Committee
May-16	Responsible Investment Forum	Private Equity International	Smith
May-16	Audit Effectiveness	Institute of Corporate Directors	Smith
Jun-16	Valuation Methodology for Long Term Restricted Share	PwC	HRCC members

ARC Resources Ltd. | 2017 | Information Circular 42

Date	Topic	Host/Presenter	Director Attendees
Jun-16	ICD Annual Conference	Institute of Corporate Directors	O'Neill, Smith
Jun-16	Brendan Wood Shareholder Confidence Survey	Myron Stadnyk, President & CEO/Lisa Olsen, Vice President Human Resources	HRCC members
Jun-16	Positioning Ourselves to Shareholders	Craig Beacock, Capital World Investors	All directors
Jun-16	Low Cost, Low Carbon Presentation	Statoil Canada	Stadnyk
Jul-16	Reserves Committee Orientation	Lara Conrad, Vice President Engineering	O’Neill, Dielwart
Jul-16	Sustainability Report	Karen Nielsen, Vice President Operations	HSE Committee
Jul-16	Insolvency, Orphan Wells and LMR	Karen Nielsen, Vice President Operations	HSE Committee
Sep-16	Lower 48 Analogues to the Montney	Ross Smith Energy Presentation	Stadnyk
Sep-16	2016 Global Business Forum Conference	Global Business Forum	Kvisle, Pinder
Sep-16	Climate Change and Economic Policy	The Clean Prosperity Summit	Kvisle
Sep-16	Oil & Gas Industry Forum	Canadian Public Accountability Board	Smith
Sep-16	Audit Committee Effectiveness in Canada	Canadian Public Accountability Board	Hearn
Oct-16	Director and Officer Webinar	Institute of Corporate Directors	Pinder
Oct-16	Seminar for Audit Committee's	Deloitte	O'Neill
Nov-16	Stanford-Rotman Corporate Governance Day	Stanford University	O'Neill
Nov-15	Regulatory Update – Amendments to NI 51-101, New Disclosure Rules	GLJ Petroleum Consultants	Reserves Committee Members
Nov-15	Reserves, Resources and Disclosure Update	Jennifer Oh, Supervisor, Reserves and Engineering Analysis/Bryan Joa, GLJ	All directors
Dec-16	Perspectives on the Duvernay	Neil Groeneveld, VP Geosciences/Cal Jaycock, Manager Exploration/John Miller, Chief Geologist/Chris Baldwin, Manager Geosciences North	Stadnyk
Dec-16	Speaker at CPA Audit Committee Annual Conference	Chartered Professional Accountants, Canadian Public Accountability Board and International Auditing and Assurance Standards Board	O'Neill
Quarterly 2016	Market Fundamentals & Outlook	Van Dafoe, Senior Vice President and CFO and Kris Bibby, Vice President Finance	All directors
Quarterly 2016	HSE Regulatory/Industry Update	Sean Calder, Vice President Production	HSE Committee
Quarterly 2016	Corporate Governance Update	Burnet, Duckworth & Palmer, LLP	Policy and Board Governance Committee Members

ARC Resources Ltd. | 2017 | Information Circular 43

Date	Topic	Host/Presenter	Director Attendees
Various Dates 2016	CAPP Board of Governors	Canadian Association of Petroleum Producers (CAPP)	Stadnyk
Various Dates 2016	CAPP Audit Policy Group	Canadian Association of Petroleum Producers (CAPP)	Stadnyk
Various Dates 2016	CAPP B.C Executive Policy Group (Chair)	Canadian Association of Petroleum Producers (CAPP)	Stadnyk
Various Dates 2016	U of S Engineering Advancement Trust	University of Saskatchewan	Stadnyk
Various Dates 2016	Stars Air Ambulance Board of Director Meetings	Stars Air Ambulance	Stadnyk
Various Dates 2016	Stars Air Ambulance Aviation Committee Meetings	Stars Air Ambulance	Stadnyk
Various Dates 2016	Lead instructor for the ICD's Audit Committee Effectiveness Course	Institute of Corporate Directors/Instructor: Kathleen O'Neill	O'Neill
Various Dates 2016	ICD Accounting Policy Advisory Committee	Institute of Corporate Directors/ Member	O'Neill
Various Dates 2016	CPA Corporate Oversight and Governance Board	Chartered Professional Accountants of Canada/Member	O'Neill
Various Dates 2016	Executive in Residence for Business Leadership for Finance Executives	Rotman School of Management	O'Neill
Various Dates 2016	Panelist and Attendee at Board and Corporate Governance discussions	Institute of Corporate Directors	Kvisle
Various Dates 2016	Corporate strategy, energy technologies, climate change, energy markets	Extensive reading and discussions with experts	Kvisle
Various Dates 2016	Executive in Residence Jarislowsky Fellow in Business Management	Haskayne School of Business/University of Calgary	Sembo
Various Dates 2016	Corporate Governance	Extensive reading	Pinder

BOARD, COMMITTEE AND MEMBER ACCOUNTABILITY

On an annual basis, the effectiveness of the Board of Directors, the Committees of the Board of Directors and individual Board members are reviewed through a yearly self-assessment and inquiry process. A key component of the process is a four-part questionnaire that each member of the Board completes. The first three sections ask the directors to evaluate the Board of Directors and where appropriate the Committees and Committee Chairs, with regards to Board responsibility, operations and effectiveness. The questionnaire provides quantitative rankings for key questions as well as seeking subjective content and suggestions for improvements in all areas. The data is compiled independently and reviewed by the Chair of the Policy and Board Governance Committee and is presented in summary form to the Policy and Board Governance Committee for discussion and follow-up as required.

To enhance director accountability, the individual Board member participates in an annual assessment process that begins in the third quarter and is completed by the end of the fourth quarter. The process is summarized on the following page:

ARC Resources Ltd. | 2017 | Information Circular 44

The directors perform an individual assessment and they receive an anonymous and confidential peer assessment, from their board peers, of their work on the Board of Directors and its Committees. The results are compiled and provided to the Chair of the Board, who meets with each director one on one to engage in a full and frank two-way discussion on any issues that either wants to raise, with an emphasis placed on maximizing the contribution of each director to the Board and continually improving the effectiveness of the Board of Directors. At this meeting, directors may comment on their contribution to the Board as well as the contribution of their peers.

The final piece of the individual assessment process is the review of the “Skills Matrix”, which is the fourth section in the questionnaire discussed above, outlining the experience and background of the members of the Board in a variety of key subject areas. This matrix is maintained so that the Board can identify areas for strengthening the Board of Directors, if any, and address them through the recruitment of new members.

In addition to the above, the Board devotes one meeting of the Board, on an annual basis, to review and discuss as a group ways to improve the effectiveness and efficiency of the Board.

ETHICAL BUSINESS CONDUCT

The Board of Directors has adopted a written Code of Business Conduct and Ethics applicable to all members of the Corporation, including directors, officers and employees and a Code of Ethics for Senior Financial Officers applicable to all senior financial officers, each of which has been filed on the Corporation’s SEDAR profile at www.sedar.com. Both documents are also available on the Corporation’s website under the Corporate Governance section.

The Code of Business Conduct and Ethics deals with business integrity, accuracy of records and reporting, conflicts of interest, insider trading, protection and proper use of the Corporation’s assets, reporting of illegal or unethical behaviour and other matters. Employees are required to contact the Chair of the Audit Committee in relation to any concerns as to questionable accounting, auditing or financial reporting.

ARC Resources Ltd. | 2017 | Information Circular 45

The Policy and Board Governance Committee monitors compliance with the Code of Business Conduct and Ethics through an annual sign off, that is completed by all employees of the Corporation including senior management. Employees are asked to confirm that they have read, understood and complied with the code and have reported any known violations of the code. The Board of Directors monitors compliance with the Code of Ethics for Senior Financial Officers through the Policy and Board Governance Committee, which requires quarterly certifications by ARC’s senior financial officers as to their compliance with the code. In addition, the Corporation has a “whistleblower” policy which provides a procedure for the submission of information by any director, officer, employee or external party relating to possible violations of the code. A whistleblower hotline is available as a means of communicating any violation of the code.

In addition, the Corporation conducts a mandatory annual survey entitled “Measuring the Strength of the Workplace” which inquires as to the vision, values and culture of the Corporation with a view of emphasizing and strengthening the culture of trust, integrity, respect and accountability in the workplace. Management reviews the results of the survey with the Board and the Human Resources and Compensation Committee.

There were no material change reports filed since the beginning of the Corporation’s most recently completed financial year pertaining to any conduct of a director or executive officer that constitute a departure from the code.

CORPORATE SOCIAL RESPONSIBILITY

ARC is committed to conducting its business in a safe and responsible manner to protect the health and safety of employees, contractors, stakeholders and the public. Safeguarding the environment and the integrity of our infrastructure are inherent in our day-to-day operations. ARC’s culture promotes responsibility and accountability for health, safety and environmental performance throughout the entire organization. Management continually reviews actual performance in these areas relative to corporate objectives, regulatory requirements and industry peers. Management reports to the Board on a quarterly basis with respect to health, safety and environmental performance and identifies areas for continuous improvement.

ARC has detailed policies to address health and safety management, environmental management and asset and infrastructure integrity management. These policies outline performance objectives, procedures and key accountabilities throughout all levels of the organization. The policies are reviewed annually by management and the Board and are revised accordingly.

ARC publishes a biennial Corporate Sustainability Report which outlines ARC’s objectives and performance in the areas of health, safety, environment, stakeholder engagement and community investment. The most recent report was published in August 2016. Additionally, ARC publishes an annual update of key sustainability performance indicators, available on our website at www.arcresources.com/community/sustainability-performance-table. ARC prides itself on its leadership in corporate sustainability, governance and financial disclosure. The Board considers ARC to be a leader in corporate sustainability and responsibility.

MATERIAL INTERESTS

The Corporation is engaged in the oil and gas business. In general, the private investment activities of directors are not prohibited, however, should an existing investment pose a potential conflict of interest the potential conflict is required to be disclosed to the President and CEO or the Board of Directors.

It is acknowledged that directors may be directors or officers of other entities engaged in the oil and gas business, and that such entities may compete directly or indirectly with the Corporation. Any director who is a director or officer of any entity engaged in the oil and gas business is required to disclose such involvement to the Board of Directors. Any director of the Corporation who is actively engaged in the management of, or who owns an investment of one per cent or more of the outstanding shares, in public or private entities is required to disclose such holdings to the Board of Directors. In the event that any circumstance should arise as a result of such positions or investments being held or otherwise which in the opinion of the Board of Directors constitutes a conflict of interest which may reasonably affect such person’s ability to act with a view to the best interests of the Corporation, the Board of Directors will take such actions as are reasonably required to resolve such matters with a view to

ARC Resources Ltd. | 2017 | Information Circular 46

the best interests of the Corporation. Such actions, without limitation, may include excluding such directors from certain information or activities of the Corporation. The Charter of the Board of Directors also provides that directors shall give notice to the Chair of the Board of any participation on the Board of any public corporations, that directors shall not participate in more than four Boards of public corporations without the approval of the Board and that directors shall not participate on the Board of any publicly listed corporation where such participation may constitute a conflict of interest, without the approval of the Chair of the Board.

In accordance with the Business Corporations Act (Alberta), directors who are a party to or are a director or an officer of a corporation who is a party to a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. In certain cases, an independent committee may be formed to deliberate on such matters in the absence of the interested party. In November, a special committee of the directors met with members of management to make decisions around potential divests of the Corporation’s Saskatchewan assets and other non-core properties.

SHAREHOLDER ENGAGEMENT

ARC conducts an active shareholder engagement program through a variety of vehicles. ARC communicates regularly with shareholders through annual and quarterly reports, news releases, its corporate responsibility report, through ARC’s website (www.arcresources.com) and through other disclosure and regulatory documents filed on SEDAR at www.sedar.com. ARC’s management team regularly meets with large institutional shareholders and investment advisors. ARC webcasts the annual shareholders' meeting as well as the annual Investor Day presentation. In addition, the Corporation posts quarterly video updates with the CEO, CFO, COO and SVP of Business Development and Capital Markets on ARC’s website to allow individual shareholders the opportunity to listen in on a discussion regarding the financial and operational highlights and results for each quarter. Further, Investors may contact ARC’s investor relations department by letter, e-mail or phone on a continuing basis.

The Board also recognizes that it is important for the Board to communicate with shareholders, including organizations that represent or advise shareholders on matters of governance, such as the Canadian Coalition for Good Governance. Those shareholders, employees and other interested parties wishing to communicate directly with the Board on questions or concerns related to the Board and executive succession, compensation and Board level corporate governance may do so through the Chair or the Corporate Secretary.

ARC Resources Ltd. | 2017 | Information Circular 47

COMPENSATION DISCUSSION AND ANALYSIS

INTRODUCTION

At ARC, we believe that attracting and retaining high performing talent is crucial to our long-term success. Having a competitive compensation program that motivate top talent to sustain top quartile results is one of our core principles. The oil and gas industry is complex and volatile; therefore, it is important that compensation elements are rewarding the appropriate behaviours and business outcomes that align with our long-term strategy and with the interests of shareholders. At ARC, we embody a high level of trust throughout the organization that is manifested in the way we do business and in the way management and the Board interact. We structure our compensation programs with a clear focus on pay-for-performance and alignment with the interests of ARC’s shareholders. Our compensation programs are designed to motivate executives to achieve our primary corporate objective of creating shareholder value over the long-term through risk managed value creation.

COMPENSATION PHILOSOPHY AND OBJECTIVES

Our executive compensation plans are designed with the following principles and objectives in mind:

•	Encourage long-term thinking and long-term performance – Approximately 80 per cent of executive compensation is “at risk” to reinforce behaviors that are aligned with the long-term interests of ARC and its shareholders, and our pay-for-performance philosophy. Approximately 70 per cent of executive compensation is weighted to medium and long-term awards which relates directly to ARC’s total shareholder return (‘TSR”) – including a mix of relative and absolute performance. The desired outcome is to continue to sustain a high performing organization that drives the long-term success of the business.
•	Provide opportunity for significant pay for significant out-performance on a relative basis - Our general guideline is to target executive’s total compensation at the 75th percentile of the market, because we expect above average performance and initiative. Executives are rewarded commensurate with their achievements in advancing ARC’s long-term business strategy and for consistently delivering top quartile total shareholder returns (“TSR”) relative to peers.
•	Ensure market competitiveness to attract and retain top talent - At ARC, we believe that attracting, motivating and retaining top caliber executives is crucial to our long-term success. In support of this, it is important that our executive compensation plans are competitive in the marketplace, designed with a clear focus on pay-for-performance, and aligned with the long-term interests of shareholders. The targeted compensation structure is market 50th percentile for salary, market 75th percentile for total cash (salary + bonus) and market 75th percentile for total direct compensation (total cash + medium and long-term incentives) with the potential for even higher levels of compensation based on outstanding performance.

The following section is a discussion on the alignment between ARC’s performance and our compensation practices. Specifically, we will cover:

•	2016 Performance Assessment;
•	The elements of our compensation programs;
•	The process of determining executive compensation and governance practices and;
•	2016 Executive Compensation Tables.

ARC Resources Ltd. | 2017 | Information Circular 48

2016 PERFORMANCE ASSESSMENT

Executive performance measurement is two-fold – the overall performance of the Corporation and the individual performance of each executive. To determine base salaries, bonuses and medium and long-term incentives for executives, the HRCC and the Board considers the overall performance of the Corporation and the individual performance of each executive. In 2016, performance was assessed relative to the execution of the elements of our corporate objectives designed to advance our strategy of Risk Managed Value Creation which include; Financial Flexibility; Operational Excellence; High Quality, Long Life Assets; and Top Talent and a Strong Leadership Culture.

ARC’s business plan resulted in strong operational and financial success and mitigated a challenging commodity price environment in 2016. The following chart outlines ARC’s corporate objectives and highlights the key achievements:

Objective	Key Achievements
Deliver long-term Risk Managed Value Creation

Ö     Trailing annual total return of 42.7 per cent and a trailing five year annualized total return of 2.9 per cent. ARC’s 10 year total return was 93.3 per cent significantly outperforming both the S&P/TSX Oil & Gas Exploration and Production index (-16.7 per cent) and the S&P/TSX Capped Energy index (-8.3 per cent) over the period.

Ö     Delivered income and growth by continuing to pay a dividend of $0.05 per month despite a depressed commodity price environment.

Ö     Ranked 1st by Brendan Wood Survey amongst oil and gas companies in Canada for Confidence in Corporate Strategy, Shareholder Confidence in Investment Quality and Governance and Reporting.

Ö     Awarded Canadian Coalition for Good Governance’s Best Disclosure of Corporate and Executive Compensation Practices, IR Magazine Awards: Best IR in the Energy Sector; Grand Prix for Mid-Cap, Best Financial Reporting, Best Use of Technology, and Best Investor Relations Officer.

Ensure Financial Flexibility and maintain a strong balance sheet

Ö     ARC delivered funds from operations of $633.3 million or $1.80 per share.

Ö     Managed our hedging strategy to protect the company’s business plan. ARC recorded gains of $216.5 million on its risk management contracts and proactively placed hedge contracts in place through 2018 on oil and through 2020 on natural gas.

Ö     Profitability is a key measure, our 2016 net income was $250.9 million.

Ö     Maintained a strong balance sheet with net debt to funds from operations of 0.6 times with year-end net debt of $356.5 million.

Ö     Net debt at four per cent of total capitalization is well within targeted levels.

Drive Operational Excellence through capital discipline and cost management in a safe and environmentally responsible manner

Ö     Maintained safe workplace practices with zero employee lost-time-incidents. We have been focused on improving contractor safety performance which resulted in a significant improvement over the last two years.

Ö     Delivered record production of 118,671 boe per day which is a four per cent increase over 2015. For 2016, average annual production was within guidance and a significant achievement given the divestment of approximately 8,800 boe per day of non-core production.

Ö     Lowered cost structure with operating costs better than guidance at $6.65 per boe and general administrative expense of $2.29 per boe also within guidance.

Ö     Began construction of the Dawson Phase III 90 mmcf per day gas processing and liquids handling facility.

Ö    Successful integrated approach to physical and financial marketing and secured 100 per cent firm transportation commitments allow ARC to mitigate its exposure to pipeline interruptions and pricing volatility.

Ö    Continuous improvement in well fracturing and completions design in northeast British Columbia resulting in efficiency and productivity gains in areas such as Sunrise.

ARC Resources Ltd. | 2017 | Information Circular 49

Objective	Key Achievements
Pursue High Quality, Long Life Assets that will provide sustainable value growth

Ö     Execution of $453.4 million capital program focused primarily on ARC’s Montney assets in northeast British Columbia. ARC drilled 64 gross wells (34 oil wells, 9 natural gas wells, 20 liquids-rich wells and 1 service well).

Ö     Achieved 200 per cent produced reserves replacement in 2016. Over the last 9 years, ARC has delivered an average of approximately 200 per cent or greater produced reserves replacement through capital development activities.

Ö     Total proved plus probable reserves of 737 MMboe and a Reserves Life Index of 16.4 years.

Ö     Increased working interest in the Pembina Cardium by strategically acquiring 2,900 boe per day of high quality light oil production.

Ö     Strategic divestures of non-core assets resulting in net proceeds of $705.4 million.

Ö     Continued our focused transition to low-cost, high-value Montney assets which currently makes up 88 per cent of ARC’s corporate production.

Ö     ARC’s portfolio of assets includes oil and liquids rich opportunities in Parkland/Tower, Ante Creek, and Pembina as well as low cost natural gas development in Dawson and Sunrise.

Build Top Talent and Strong Leadership Culture to perpetuate success over the long-term

Ö     Demonstrated commitment to corporate culture, talent management and organizational development while balancing the realities of the economic environment.

Ö     Achieved 91 per cent employee engagement score in our annual “Strength of Workplace” employee survey.

Ö     Continued with our deliberate focus on succession planning, specifically with the addition of Bevin Wirzba – Senior Vice President, Business Development and Capital Markets who succeeded David Carey, the internal promotion of Chris Baldwin to Vice President, Geosciences who succeeded Neil Groeneveld and the internal promotions of Lisa Olsen to Vice President, Human Resources and Ryan Berrett to Vice President, Marketing.

Ö     Managed G & A costs to ensure alignment with the economic environment.

Ö     Ensured organizational efficiencies by restructuring several functions to be better aligned with the business.

ARC Resources Ltd. | 2017 | Information Circular 50

PERFORMANCE GRAPH

In addition to corporate and individual performance, ARC benchmarks ourselves against its peers to understand our relative performance (refer to “Peer Group” for more information). The graph below compares the performance of ARC over the past five years (with all dividends and distributions reinvested) to the S&P/TSX Composite index, the S&P/TSX Oil & Gas Exploration and Production index, and the S&P/TSX Capped Energy index, each starting with an investment of $100 at the end of 2011.

	2011	2012	2013	2014	2015	2016	Annualized Return
ARC Resources Ltd.	$100.00	$102.51	$129.71	$114.95	$80.93	$115.58	2.94%
S&P/TSX Composite	$100.00	$107.19	$121.10	$133.88	$122.73	$148.60	8.23%
S&P/TSX Oil and Gas E&P Index	$100.00	$88.73	$100.98	$78.64	$53.39	$83.26	-3.59%
S&P/TSX Capped Energy Index	$100.00	$95.17	$107.84	$90.22	$68.42	$95.54	-0.91%
2016 Peer Group Average	$100.00	$84.32	$105.85	$76.62	$36.08	$70.86	-8.98%

Over the past five years, ARC has outperformed its peer group and the two energy indices. The S&P/TSX Composite index performed slightly better than ARC due to the performance of non-energy stocks in this index. Both energy indices and ARC’s peer group have had negative annual average returns over the past 5 years due to the sharp decrease in oil prices. ARC’s strong balance sheet and ability to achieve our financial and operational targets has resulted in ARC being one of very few oil and gas companies with positive returns over this period. An investment of $100 in ARC at the end of 2011 would equate to $115.58 today, whereas an investment of $100 in ARC’s peers would result in $70.86 today.

ARC Resources Ltd. | 2017 | Information Circular 51

ARC’s Performance versus Peers and Indices

In 2016, ARC, the S&P/TSX Composite index, the S&P/TSX Oil & Gas Exploration index, the S&P/TSX Capped Energy index and ARC’s peer group S&P/TSX Composite index all had significant positive returns. Although ARC’s returns in 2016 were more modest than our peer group, it is important to note that ARC did not see as sharp of a decline in returns in 2014 and 2015.

Due to the decrease in oil and natural gas prices that began in 2014, ARC, the S&P/TSX Capped Energy index, the S&P/TSX Oil & Gas Exploration and Production index and ARC’s peer group had negative returns on a three year basis. The S&P/TSX Composite index had positive returns on a three year basis due to the performance of non-energy stocks in this index. On a five year basis ARC was only outperformed by the S&P/TSX Composite index. On a 10 year basis, ARC’s total return was 93.3 per cent with an average annual return of 6.8 per cent which significantly outperformed both the S&P/TSX Oil & Gas Exploration and Production index and S&P/TSX Capped Energy index which had average annual returns of -1.8 per cent and -0.9 per cent respectively. During this period ARC’s peers had an average total return of -1.7 per cent.

The following table illustrates the average annual returns for the aforementioned periods.

Since inception in 1996, ARC has delivered an average annual total return of 15 per cent, significantly outperforming both the S&P/TSX Composite Index and S&P/TSX Oil and Gas Exploration and Production Index.

ARC Resources Ltd. | 2017 | Information Circular 52

ELEMENTS OF COMPENSATION PROGRAMS

ELEMENTS OF EXECUTIVE COMPENSATION

ARC’s compensation programs are structured with a clear focus on pay-for-performance and alignment with the interests of our shareholders. ARC’s total compensation is comprised of base salary, bonus and medium and long-term incentives (PSUs, Share Options and Restricted Share Awards). The following chart describes the elements of compensation, the objectives and information related to the timing.

Element	Description	Objective	Approval	Effective/Payment Date
Base Salary	Fixed level of cash compensation targeted at the market 50th percentile	• Market competitive compensation • Attraction and retention	December for all employees and June for senior executives	Increases effective in January
Bonus	Cash compensation that rewards employees for their contribution and achievement of short-term business results. Total cash (base salary plus bonus) is targeted at the market 75th percentile. This element is variable and “at risk” and in certain circumstances could be zero.	• Pay-for-performance • Alignment with ARC’s business strategy • Encourage superior performance – individual & ARC • Attraction and retention	June and December	January and July
Medium-Term Incentives
Performance Share Units (”PSUs”)	A notional share based award that rewards employees in the medium- term (within a three year period) for delivering TSR that exceeds our peer group. PSUs cliff vest after three years and based on ARC’s relative performance rank, a multiplier (range from 0 to 2) is applied to the underlying value to determine payout. Bottom quartile performance results in a zero payout.	• Alignment with the interests of ARC’s shareholders • Pay-for-performance • Encourage superior medium-term performance • Includes relative performance component • Attraction and retention	February and July	Granting in March and September and cliff vesting after three years
Long-Term Incentives
Share Options	Share Options reward senior employees for creating long-term shareholder value. Vesting occurs 50 per cent on each of the 4th and 5th anniversaries of the date of grant and the options expire in year seven.

•     Alignment with the interests of ARC’s shareholders

•     Pay-for-performance

•     Remove the bias for growth and encourage TSR

•     Alignment with ARC’s long-term business strategy

•     Encourage superior long-term performance

•     Attraction and retention

			June	Vesting occurs 50 per cent in years four and five, expiry in year seven
Long-Term Restricted Share Awards	Awards consisting of Common Shares which are held by a third party trustee until vesting ("Restricted Shares") and a cash component intended to help the employee pay upfront taxes. Vesting on the Restricted Shares occurs as to one-third in years eight, nine and ten.	• Alignment with the interests of ARC’s shareholders • Alignment with ARC’s long-term business strategy • Encourage superior long-term performance • Foster long-term retention	June	Vesting occurs as to one-third in years eight, nine and ten

ARC Resources Ltd. | 2017 | Information Circular 53

The following chart further illustrates the performance period and risk to ARC executives of each element of their compensation.

	Direct Compensation					Indirect Compensation
Program	Salary	Bonus	PSUs	Share Options	Restricted Share Awards	Group Benefits
Performance Period	-	1 year	3 years	4-7 years	8-10 years	-
Risk	-	Moderate	Payout highly at risk		Moderate(1)	-
(1)	Although Restricted Shares have inherent value, they are at risk due to the length of time until vesting, the tenure of the executive and the volatility of ARC’s share price.

Base Salary

Base salaries are set based on market data (Mercer survey) and proxy data from ARC’s peer group and are targeted at the 50th percentile of the market. Base salaries also take into account each executive’s job responsibilities and the level of skill and experience required to perform their given role. Base salaries and subsequent increases are approved by the Human Resources and Compensation Committee and, where applicable, the Board.

Bonus

ARC’s bonus program is designed to encourage superior short-term performance that advanced ARC’s long-term strategy. A unique factor of our bonus program is that the payments are made to executives (and all other employees) twice a year.

In determining bonus awards, consideration is given to both the executive’s individual performance and the performance of ARC relative to both ARC’s corporate objectives and ARC’s peers. Once a comprehensive review is conducted, the HRCC and, where applicable, the Board determines the appropriate bonus payment to be made to each executive.

From time-to-time, the HRCC and the Board may recommend a special bonus payment. These special bonuses are intended to recognize performance that exceeds expectations, and significantly impacted ARC’s business results. There were no special bonuses paid to executives in 2016.

Medium-Term Compensation

Performance Share Units

ARC’s PSUs are designed to focus and reward executives for enhancing total shareholder return over the medium to long-term both on an absolute and relative basis. To determine the size of PSU awards, the HRCC and, where applicable, the Board, allocates to each executive an appropriate dollar amount based on the responsibilities of the executive, comparative market data and the HRCC’s or Board’s assessment of the performance of the executive and the performance of ARC (including ARC’s performance relative to its peers). These award values are then divided by the weighted average trading price of ARC’s common shares for the five trading days ending immediately prior to the PSUs grant date to calculate the number of PSUs granted.

ARC’s PSUs cliff vest (all at once) after three years, and upon vesting the executive receives a cash payment based on the fair value of the underlying Common Shares plus accrued dividends, subject to a performance multiplier. To further link pay to performance this multiplier ranges on a sliding scale from zero (for bottom quartile performance) to two (for top quartile performance) based on ARC’s total shareholder return as compared to a peer group, comprised of certain members of the S&P/TSX Oil & Gas Exploration and Production index. If ARC performs in the bottom 25th percentile of its peer group, participants will receive a zero pay out. A detailed description of the terms of ARC’s RSU and PSU Plan can be found in Schedule C.

ARC Resources Ltd. | 2017 | Information Circular 54

Long-Term Compensation

Share Option Plan

ARC’s Share Option Plan is designed to focus and reward executives for enhancing total shareholder return over the long-term on an absolute basis.

ARC’s Option Plan is unique compared to the option plans of ARC’s peers in a number of respects. First, to encourage a longer-term orientation, options do not vest until the fourth and fifth anniversary dates of the grant (50 per cent each year). As a result, ARC employees who are granted options will not be able to realize the value of options held by them until a considerable time (4-5 years) has passed since the date of grant – thereby encouraging long-term thinking and behaviours. Second, ARC employees who are granted options have the right to elect that the exercise price of their options be reduced by the amount of dividends that were paid on the underlying common shares.

When options are awarded to ARC employees, the valuation model which is used to determine the value of the options awarded takes into account the expected value of dividends that will be paid on the underlying common shares over the term of the options. The ability of option holders to elect a reduction of the option exercise price ensures that they receive the equivalent value of dividends paid on Common Shares and thereby participate in ARC’s total shareholder return, consistent with common shareholders.  This is not repricing of options and links to ARC’s strategy of paying a monthly dividend. The ability to elect a reduction of the strike price based on dividend payments provides an alternative tax treatment for the individual and is not mandatory. If an employee chooses to elect this option, any gain will be taxed as "regular income" as opposed to any gain being taxed as a "capital gain" if the employee chooses not to reduce the original strike price.  To be clear, the Share Option Plan prohibits ARC from reducing the exercise price of any outstanding options other than to reflect dividends paid. If absolute TSR is negative, options would be underwater.

The rationale behind the declining exercise feature of the Option Plan is to remove the bias that typical share option plans create towards encouraging capital growth rather than distributing earnings or a combination of growth and distributions and instead encourage executives to create total shareholder return in whichever manner is in the best interests of ARC and its shareholders. ARC’s business strategy includes distributing a portion of cash flow to shareholders by way of dividends. It is expected that this focused strategy will be reflected in the trading price of the Common Shares over the life of the options. If the exercise price was not adjusted to reflect dividends paid, the options would be a less effective means of rewarding employees for the long-term performance of ARC, given that dividends represent a key component of the total return to shareholders.

The maximum number of Common Shares issuable on exercise is limited to ARC’s approved share reserve of 14,225,000 shares. The details of ARC’s share option grants are below:

Year	Options Granted	Grant Price	Shares Outstanding at Year-End	Options Granted as a % of Shares Outstanding
2016	955,338	$21.13	353,286,000	0.27
2015	998,545	$21.86	347,186,895	0.29
2014	568,538	$32.94	319,439,000	0.18
2013	713,248	$27.15	314,067,000	0.23
2012	1,056,373	$20.20	308,888,285	0.34
2011	430,990	$27.11	288,895,582	0.15

ARC Resources Ltd. | 2017 | Information Circular 55

As of December 31, 2016 ARC has outstanding options representing approximately one per cent of ARC’s total shares outstanding and 28 per cent of the approved share reserve.

Shares Outstanding at Year End	Approved Share Reserve	Share Reserve as a % of Shares Outstanding	Options Outstanding at Year End	Options Outstanding as a % of Shares Outstanding	Options Outstanding as a % of Approved Reserve
353,286,000	14,225,000	4.03%	3,971,589	1.12%	27.92%

A more detailed description of the terms of the Share Option Plan can be found in Schedule D.

Long-Term Restricted Share Award Plan

ARC's Long-Term Restricted Share Award Plan was implemented in 2015 and is designed to retain and encourage ARC's executive talent to think and act with a long-term orientation, specifically regarding long-term strategy development and execution. The plan is designed to further align executive compensation with the long-term interests of ARC and its shareholders.

The plan provides for the grant of actual shares, issued from treasury to officers and employees, thereby providing participants with actual equity ownership and promoting further alignment with shareholder interests. Shares are issued under the plan at a price equal to the weighted average trading price of ARC's Common Shares for the five trading days ending immediately prior to the grant date. Shares issued under the plan have a 10-year term with one-third vesting on each of the eighth, ninth and tenth anniversaries of the date of grant. These extended vesting periods are substantially longer than typical practices in the energy sector and will encourage our executives to think and act with a clear focus on the long-term. Awards are taxed at the time of grant rather than at the time payments are received and as a result, awards consist of a cash component intended to help our executives’ pay their upfront taxes and a share component that makes up the remaining portion. The cash component is a much smaller component than the share component. Dividends paid on share awards remain in the plan and are reinvested to purchase additional shares throughout the restriction period. Unvested share awards (including dividends paid on such shares) are held in trust by a third party trustee.

ARC Resources Ltd. | 2017 | Information Circular 56

The maximum number of Common Shares issuable is limited to 1,600,000 shares. The details of awards granted pursuant to the Long-Term Restricted Share Award Plan are below. The approved share reserve represents less than half a percentage of the shares outstanding as of December 31, 2016.

Year	Long-Term Restricted Shares	Grant Price
2016	93,678	$21.13
2015	88,635	$21.86
	11,652	$19.26
	100,287

As at December 31, 2016 ARC has Restricted Shares outstanding representing 12 per cent of the approved share reserve.

Shares Outstanding at Year End	Approved Share Reserve	Share Reserve as a % of Shares Outstanding	Restricted Shares Outstanding at Year End	Restricted Shares Outstanding as a % of Shares Outstanding	Restricted Shares Outstanding as a % of Approved Reserve
353,286,000	1,600,000	0.45%	192,253	0.05%	12.02%

A more detailed description of the terms of the Long-Term Restricted Share Award Plan can be found in Schedule E.

Other Compensation

Benefits Program

ARC offers executives and all other employees a comprehensive benefits program that is designed to offer flexibility and choice. We offer medical and dental coverage, life, accident, short-term and long-term disability benefits, employee family assistance, and critical illness coverage. We also provide $2,300 plus five per cent of base salary for employees to purchase additional health and dental coverage and enhance other benefits provided by the Corporation.

Employee Savings Plan

ARC provides executives and all other employees with a dollar for dollar match of up to eight per cent of base salary which can be directed towards the purchase of ARC shares and/or investment funds in registered or non-registered accounts within a group plan.

Pension Plan

ARC does not have a pension plan.

ARC Resources Ltd. | 2017 | Information Circular 57

DETERMINING COMPENSATION AND GOVERNANCE

Our Board and HRCC consider a broad range of quantitative and qualitative factors to assess the overall performance of ARC and its executives. These factors directly link the overall performance of the Corporation and the individual performance of each executive. In addition to the measurement of the execution of our corporate strategy, the HRCC and the Board consider other metrics, such as ARC’s overall performance relative to ARC’s proxy peer group, ARC’s compensation relative to the market and our proxy peer companies, individual performance, succession planning and compensation mix. This comprehensive approach of including a broad, integrated set of factors provides a thorough and valid basis for ARC’s HRCC and Board to determine the appropriate compensation awards for executives.

Specifically, the following section outlines our processes in determining executive compensation.

•	Rigorous and disciplined process - To determine compensation awards for executives, the Board considers a broad range of quantitative and qualitative factors related to corporate performance, the executive’s individual performance and the performance of ARC relative to its peers. This includes comparing operating and financial results of ARC to the results of ARC’s peers, as well as the compensation paid to this group’s top executives. There are systematic processes in place for the Board to regularly assess and monitor these performance measures throughout the year and a comprehensive review is conducted on an annual basis.
•	Importance of applying sound judgment – The oil and gas industry is complex and volatile; therefore, it is important that ARC’s compensation plans are focused on encouraging behaviors that will ensure business outcomes are in line with the long-term strategy of ARC and the interests of its shareholders. ARC does not use a rigid mechanistic approach in determining executive compensation. The Board is of the view that prescriptive formulas and weightings applied to forward looking objectives can’t capture all aspects of business circumstances and can lead to unintended consequences and potentially foster “narrow minded” thinking and behaviors. For these reasons, the Board deliberately avoids the use of a mechanical approach and focuses on applying sound judgment in combination with reviewing several sources of information.
•	Use of multiple data sources – For the purposes of benchmarking executive compensation, ARC reviews and considers several sources of reference information: proxy data from a group of industry peers and Mercer survey data. That said, the Board recognizes that market data can be “imperfect” (due to imperfect peer groups) especially for the most senior positions (i.e. CEO, CFO, COO) and thus applies judgment to interpret the information. This involves analyzing various differentials (gap between p50 versus p75 and p90) to ensure reasonability and avoid over-inflated payments. Also the Board reviews both one year and three year data as useful reference points. All benchmarking data is used only for informational purposes as the Board emphasizes applying sound judgment in arriving at compensation decisions.
•	Stress testing of compensation plans – We analyze current and potential payouts to ensure compensation outcomes are aligned with shareholder outcomes over the long-term. This includes a look-back analysis of actual pay as compared to peer group performance and a forward-looking analysis based on various performance scenarios. The Board also contemplates appropriate compensation mix to encourage performance and long-term thinking.

ARC Resources Ltd. | 2017 | Information Circular 58

TOTAL COMPENSATION MIX

ARC’s compensation philosophy is designed to align compensation with corporate performance and therefore the majority of executive compensation is performance based and “at risk”. The two graphs below demonstrate the “at risk” pay for the CEO as well as the average “at risk” pay for all other NEOs. Approximately 84 per cent of the CEO’s compensation and on average 80 per cent of other NEO’s compensation is “at risk” (bonus, PSUs, Share Options and Restricted Shares).

Below is a further breakdown of CEO and all other NEO compensation by component. Medium and long-term incentives (PSUs, Share Options and Long-Term Restricted Shares) comprise on average approximately 70 per cent of an NEO’s total compensation and 76 per cent of the CEO’s total compensation. To further illustrate the link to performance, approximately 40-45% per cent of each of the NEO’s total compensation is awarded in PSUs that are only paid out when ARC performs above the bottom quartile as compared to its peers.

ARC Resources Ltd. | 2017 | Information Circular   59

Process

As previously mentioned, salaries for executives are determined using market data and take into account the scope and job responsibilities of the executive. To determine bonus, PSU, Share Option and Restricted Share Awards for executives, the HRCC and Board consider multiple factors including: ARC’s corporate performance, the performance of ARC relative to its peers, the executive’s individual performance, and the compensation paid to the top executives of ARC’s peers. As well, management, the HRCC and the Board have a strong relationship built on trust and collaboration. On an ongoing basis, management and the HRCC discuss executive performance, collaborate on motivation and retention strategies as well as monitor executive compensation and the alignment with organizational performance.

The following schedule illustrates the timing and process for determining executive compensation:

January	• Senior executives (other than the CEO) receive 50 per cent of their second half (July – December) bonus for the previous year. For the CEO, a decision on the second half bonus for the previous year is deferred until June. The estimated amount of these bonuses is determined in the previous December by the HRCC. These bonuses are intentionally held back until operational and financial results are available for both. ARC and its peers and bonus decisions are made only after a full review of peer executive compensation takes place in the second quarter.
March	• HRCC and Board approve March PSU for the CEO and all other executives.
March – May	• Proxy information and survey information is compiled and analyzed.
May	• CEO prepares a comprehensive report for the HRCC and the Board including corporate performance benchmarking and recommendations for executive compensation.
June

•     HRCC meets to review corporate performance benchmarking and approve executive compensation (other than for the CEO) and makes a recommendation to the Board regarding CEO compensation.

•     Board reviews corporate performance benchmarking, CEO performance and approves CEO compensation.

•     Share Options are granted to the CEO and other executives.

•     Awards under the Long-Term Restricted Share Award Plan are granted to the CEO and other executives.

July

•     Senior executives (other than the CEO) receive salary adjustments retroactive to January 1st, the remaining portion of the previous year’s second half (July – December) bonus with any adjustments made based on performance and their first half (January – July) bonus for the current year. The September PSU grant is approved by the HRCC.

•     CEO receives a salary adjustment retroactive to January 1st, the previous year’s second half bonus with any adjustments made based on performance and the first half bonus for the current year. The September PSU grant for the CEO is approved by the Board.

September	• PSUs are granted to the CEO and all other executives
November	• Board review of Succession, Progression and Development plan prepared by management on an annual basis to highlight deliberate succession planning and critical roles.

ARC Resources Ltd. | 2017 | Information Circular   60

Peer Group

For the purposes of benchmarking executive compensation, ARC reviews and considers two main sources of reference information: proxy data from a group of industry peers and Mercer survey data.

Proxy Peer Group

Each year during the first quarter, ARC reviews its oil and gas industry peers with the goal of creating a group of similar companies. In prior years we would create a peer group where ARC’s production and enterprise value fell close to the median. As ARC continued to grow production it became impossible to create a peer group where ARC’s production fell at the median without including fully integrated companies which we do not feel are appropriate comparators. In 2015, ARC’s peer group consisted of 13 companies where ARC’s production and enterprise value fell at the 70th percentile. In 2016, we decided to take a different approach in determining our peer group. We compared ARC’s production, revenue and enterprise value to our peers and used the criteria of only including companies that were 0.25 to 4 times the size of ARC. The result was a peer group that was very similar to our 2015 peer group. The only changes were the removal of Canadian Natural Resources Ltd and the addition of Seven Generations Energy Ltd. Below are the details of our 2016 executive peer group. Our compensation consultant, Mercer reviewed and supports this peer group.

Company	Daily Production(1) (BOE/day)	Revenue(1) ($ Billions)	Enterprise Value(1) ($ Billions)
EnCana Corporation	341,200	$4.93	$12.34
Tourmaline Oil Corporation	194,000	$1.06	$7.97
Crescent Point Energy Corporation	165,900	$2.36	$13.18
Peyto Exploration & Development Corporation	101,200	$0.58	$5.53
Seven Generations Energy Ltd.	100,100	$0.54	$5.88
Enerplus Corporation	92,700	$0.88	$2.12
Baytex Energy Corporation	70,700	$0.88	$3.07
Bonavista Energy Corporation	70,200	$0.55	$1.90
Vermilion Energy Inc.	62,500	$0.87	$5.70
Penn West Petroleum Ltd.	62,400	$1.06	$2.47
Pengrowth Energy Corporation	59,600	$0.74	$2.58
Paramount Resources Ltd.	45,900	$0.37	$1.98
Whitecap Resources Inc.	39,500	$0.54	$3.09

ARC Resources Ltd.	119,600	$1.09	$7.41
ARC’s Rank (out of 16)	4	3	4

Statistical Distribution (excluding ARC)
25th percentile	62,400	$0.55	$2.47
Median	70,700	$0.87	$3.09
75th percentile	101,200	$1.06	$5.88
ARC’s percentile rank	77.3%	83.5%	81.1%
(1)	Production and enterprise values as of March 2016 (source – Peters & Co Energy Update) at which time the peer group was determined.

ARC Resources Ltd. | 2017 | Information Circular   61

Mercer Survey and Proxy Peer Group Data

To ensure a comprehensive analysis, we compare ARC’s executive compensation to data collected from the Proxy Peer Group as well as the Mercer survey data for all exploration and production companies and fully integrated companies. In addition we review a subset of this data of companies with production greater than 20,000 boe per day and for the CEO, CFO and COO positions, we apply “differentials” to the Mercer Survey data as an additional data set for comparison. We have found that for the C-level executives (which would include ARC’s CEO, CFO and COO), the Mercer data fluctuates significantly, especially at the p75 and p90 levels for total cash and total direct compensation and therefore may not be appropriate to use for comparative purposes. It is important to note, that the final decision on executive compensation is based on a review of all collected data in conjunction with the sound judgment of the Board with the objective to do what is right thing for ARC.

Management’s Role

Management’s primary role in executive compensation decisions is to gather data and prepare analysis to make preliminary recommendations to the HRCC and to the Board. Specifically, management gathers and analyzes information including:

•	Compensation surveys and specific analyses prepared by compensation consultants.
•	Comprehensive report on CEO and other executive compensation (internal document).
•	Quarterly executive compensation analyses.
•	ARC’s performance and market position compared to ARC’s proxy peer group.
•	Executive performance compared to corporate and individual objectives.
•	Corporate performance benchmarking – financial and operational.

The Role of the HRCC and the Board

The HRCC and the Board receive and review a comprehensive report on executive compensation each June, in conjunction with the approval of annual compensation for the executives. In addition, the HRCC receives and reviews quarterly reports from management that includes current compensation for each executive, a five year history of each executive’s compensation, each executive’s market position compared to third party survey data and a peer group compensation analysis. The analysis provided to the HRCC and the Board for proposed medium and long-term incentive grants also includes comprehensive “stress tests” to demonstrate the potential payouts and their correlation to corporate performance. To evaluate CEO compensation, the HRCC requests and considers a report from an independent external compensation consultant.

Based upon its review of the data, analyses and reports described above, the HRCC decides upon and approves all executive compensation other than Share Option grants, Long-Term Restricted Share awards and the compensation for the CEO. The HRCC makes recommendations to the Board on these matters.

The Board in turn considers the recommendations of the HRCC and, as required, the data, analyses and reports, then approves Share Option grants, Long-Term Restricted Share awards and the compensation of the CEO.

The HRCC, from time-to-time, when it is deemed appropriate, engages compensation consultants or advisors to assist in executive compensation matters.

Compensation Changes for 2017

The committee reviews executive compensation annually with assistance from its compensation consultant Mercer to ensure it aligns with ARC’s compensation philosophy, is competitive with our peers and aligns with the interests of ARC’s shareholders.

The HRCC and the Board are not planning any significant changes to ARC's compensation policies and practices during the year ending December 31, 2017.

ARC Resources Ltd. | 2017 | Information Circular   62

Compensation Consultants and Advisors

The HRCC consults with Mercer, from time-to-time as required, on a fee for service basis. In 2015 and 2016, Mercer reviewed ARC’s executive compensation recommendations and provided an annual compensation recommendation for the CEO. Mercer is a wholly-owned subsidiary of Marsh & McLennan Companies, Inc. (“Marsh & McLennan Companies”).

In addition, ARC retained Marsh Canada, a separate independent operating company owned by Marsh & McLennan Companies, to provide other services, unrelated to executive and/or Director compensation during 2015 and 2016. Marsh Canada acts as the broker for all of ARC’s corporate, building and vehicle insurance. The aggregate fees paid to Mercer and its Marsh & McLennan Companies’ affiliates for all services are detailed below. Neither the Board nor the HRCC is required to pre-approve these other services that Mercer or its affiliates provide to ARC at the request of management.

Fees Paid & Insurance	2015	2016
Mercer - Executive Compensation Services	$103,764	$57,726
Marsh Canada – Insurance Costs	$4,684,893	$2,843,193
Total - Marsh & McLellan Companies	$4,788,657	$2,900,919

OWNERSHIP GUIDELINES

ARC maintains ownership guidelines for its executives to further align executive and shareholder interests. Effective in 2014, the minimum share ownership guideline for the CEO increased to five times base salary and for senior executives to three times base salary. The share ownership requirement for vice presidents is two times base salary. Executives have five years to accumulate the minimum number of shares and/or share equivalents that are required. The following table illustrates the ownership holdings of ARC’s Named Executive Officers or NEOs as of December 31, 2016.

Officer	Required Share Ownership	Shares as of December 31, 2016	Value as of December 31, 2016(1)	Multiple of Base Salary	Meets Minimum Share Ownership Guidelines
Myron Stadnyk	5 times base salary	436,228	$10,081,229	17.7	Yes
Van Dafoe	3 times base salary	80,858	$1,868,628	5.5	Yes
Terry Anderson	3 times base salary	117,005	$2,703,986	7.2	Yes
Bevin Wirzba(2)	3 times base salary	41,847	$967,084	3.2	Yes
Neil Groeneveld	2 times base salary	70,456	$1,628,238	5.9	Yes
(1)	Based on the December 31, 2016 closing price for ARC’s Common Shares of $23.11.
(2)	Mr. Wirzba joined the organization on January 1, 2016.

ARC Resources Ltd. | 2017 | Information Circular   63

COMPENSATION RISK MANAGEMENT

The oil and gas industry is complex and volatile; therefore, it is important that compensation elements are rewarding the appropriate behaviors to ensure that business outcomes are in line with the long-term strategy of ARC and the interests of our shareholders. The HRCC is committed to this principle and, consequently, on an annual basis reviews the risk implications of ARC’s compensation policies and practices.

To that end, the following mechanisms are integrated into our compensation policies and practices to mitigate compensation risks:

•	All executives are expected to own stock representing at least two times their annual salary.
•	ARC encourages long-term thinking and behaviours by having a significant portion (approximately 80 per cent) of executive compensation ‘at risk’.
•	Approximately 70 per cent of total compensation is made up of medium and long-term incentives. PSUs have a threshold performance multiplier, which if not achieved, results in zero payment.
•	The benefits from PSUs, Share Options and Restricted Shares are not realized until after long periods of time (PSUs vest at the end of the 3rd year, Share Options vest at the end of the 4th and 5th years and Restricted Shares vest at the end of the 8th, 9th and 10th years) and are linked directly to total shareholder return over the term of the award.
•	As PSU, Share Option and Restricted Share awards continue to vest following retirement, an inherent post retirement “hold period” exists for these awards when the CEO and other officers retire from the company.
•	Second half of the year bonuses are not fully paid to senior executives until six months after the performance period has ended and corporate results and individual performance have been reviewed and finalized.
•	All executives participate in the same compensation plans.
•	All elements of executive compensation are reviewed and approved by the HRCC and, where applicable, the Board prior to all payments.
•	The HRCC and, where applicable, the Board annually assess compensation against corporate and individual executive performance, along with peer proxy data to understand market practice and rewards.
•	The HRCC “stress tests” PSU, Share Option and Long Term Restricted Share grants for executives under a variety of performance scenarios to understand what future payments could be.
•	ARC has an anti-hedging policy which ensures that executives and directors cannot participate in speculative activity related to our shares to protect themselves against declines in share price.
•	In addition, ARC has established a Risk Committee of the Board which has general oversight over identifying and reviewing the principal business, financial and corporate risks of ARC.

CLAWBACK PROVISION

ARC’s Board has always made it a priority to ensure that appropriate checks and balances are in place to govern responsible and ethical behaviours amongst executives. This is reinforced by the high level of Board involvement in monitoring business activities at ARC. Furthermore, all executives are required to annually sign-off on a formal Code of Business Conduct and Ethics policy confirming their ethical conduct.

In regards to bonuses, we defer payment of 100 per cent of the CEO’s second half bonus and 50 per cent of senior executives’ second half bonuses until July of the following year which allows adequate time to address any material issues that may arise after year-end. Furthermore, the Board retains ultimate discretion on bonus payouts. With respect to medium and long-term incentives, ARC has a policy that requires retiring executives to execute an agreement providing for the termination of unvested PSU, Share Option and Restricted Share awards as well as ARC’s right to receive damages for conduct that is adverse to ARC’s interests. With respect to a termination, medium and long-term incentives are forfeited.

We believe that the above measures mitigate the risk of material fraud or misconduct by an executive. That said, we continue to track legal developments, shareholder advisory group research and industry trends with respect to clawbacks.

ARC Resources Ltd. | 2017 | Information Circular   64

CEO POST RETIREMENT HOLD PERIOD

The CEO is required to hold ARC common shares with a minimum value of five times base salary for one year post retirement. In addition, ARC has always had an inherent hold period because all PSUs, Share Options and Restricted Shares continue to vest on schedule after retirement which minimizes any motivation to drive short-term share price increases.

ANTI-HEDGING POLICY

ARC has adopted a Disclosure Policy, the primary objective of which is to ensure communications of ARC with the public are timely, factual, accurate and broadly distributed in accordance with all applicable legal and regulatory requirements. The Disclosure Policy also documents the disclosure policies and practices of ARC and aims to promote an understanding of legal requirements among ARC’s Directors, officers and employees.

In accordance with the Disclosure Policy, Directors, executives and employees of ARC are, with limited exceptions, not permitted to knowingly sell, directly or indirectly, a security of ARC they do not own or have not fully paid for or to directly or indirectly buy or sell a call or put of a security of ARC.

ARC Resources Ltd. | 2017 | Information Circular   65

2016 EXECUTIVE COMPENSATION

CEO COMPENSATION

Mr. Stadnyk’s annual compensation for the past three years is highlighted in the table below. In 2015, Mr. Stadnyk’s compensation increased by 10.5 per cent due to the addition of Long-Term Restricted Shares, these shares do not become fully exercisable for 10 years. During 2015 his total cash compensation decreased by 27 per cent. In 2016, all elements of Mr. Stadnyk’s compensation were held flat.

Compensation Component	2014	2015	2016
Base Salary	$570,000	$570,000	$570,000
Other Compensation (1)	$74,450	$76,400	$76,400
Bonus	$650,000	$325,000	$325,000
PSU Grants	$1,600,032	$1,600,024	$1,600,024
Share Option Grant	$700,002	$700,004	$700,004
Restricted Share Awards	$-	$700,000	$700,000
Total Compensation	$3,594,484	$3,971,428	$3,971,428
(1)	Other Compensation includes benefits and savings plan contributions.

The following graph demonstrates the shareholder alignment of ARC’s compensation program by comparing the difference between reported pay shown in the summary compensation table and the actual pay realized by the CEO in the past three years.

For the previous three years, ARC has had very strong performance but with the drop in commodity prices in the fourth quarter of 2014, ARC’s TSR for the year was -11.4 per cent. Mr. Stadnyk’s realized compensation was slightly above reported compensation due to medium term compensation vesting. With the continued downturn in the market and depressed commodity prices, ARC’s total return for 2015 was -29.6 per cent. Mr. Stadnyk’s 2015 realized compensation was 30.8 per cent lower than reported compensation which reflects a strong alignment between company performance and CEO compensation. In 2016, ARC has performed strongly, meeting all production targets and ending 2016 with an annual TSR of 42.7 per cent, however, due to the continuation of depressed commodity prices and uncertainty in the market Mr. Stadnyk’s compensation has been held flat. His realized compensation was 13 per cent lower than his reported compensation as ARC has not recovered to pre-2014 levels. When ARC continues to perform at this level Mr. Stadnyk will begin to realize a benefit from the increase in share price along with ARC’s investors.

ARC Resources Ltd. | 2017 | Information Circular   66

As of December 31, 2016 Mr. Stadnyk held the following number of common shares, PSUs, Share Options and Long Term Restricted Shares.

Share Based Component	Number of Shares/Units/Options	Value
Common Shares(1) (Privately Held)	336,746	$7,782,200
Common Shares(1) (ARC’s Savings Plan)	49,295	$1,139,207
Long Term Restricted Shares(4)	50,187	$1,159,822
Total Common Shares Owned	436,228	$10,081,229
PSUs(2)	225,649	$6,215,639
Share Options(3)	490,169	$1,282,880
Total		$17,579,748

(1)	Common Share values based on the December 31, 2016 closing price of $23.11.
(2)	PSU value based on the December 31, 2016 closing price of $23.11 and the actual performance multipliers as of December 31, 2016 except those active less than a year are valued using a performance multiplier of one.
(3)	Share Options are valued using the December 31, 2016 closing price of $23.11 and assuming Mr. Stadnyk elects that the exercise price be reduced by the full amount of the dividends to this date.
(4)	Restricted Shares are valued using the December 31, 2016 closing price of $23.11.

ARC Resources Ltd. | 2017 | Information Circular   67

SUMMARY COMPENSATION TABLE

In 2016, ARC’s performance was strong, meeting all operational and financial targets and ending 2016 with an annual TSR of 42.7 per cent, however, due to the continuation of depressed commodity prices and uncertainty in the market we held executive compensation flat. Medium and long-term compensation now comprise approximately 70 per cent of each NEOs compensation with 80 per cent of executive compensation being “at risk”.

The following table provides a summary of compensation information for the CEO and CFO of ARC and the three most highly compensated executive officers of ARC for the year ended December 31, 2016 whose total compensation was more than $150,000. This table also includes any individual who would have been included as one of the three most highly compensated executive officers but was not an executive officer nor acting in a similar capacity at the end of that financial year (each a “Named Executive Officer” or “NEO” and collectively the “Named Executive Officers” or “NEOs”).

			PSUs and		Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary	Restricted Share Awards(1)(2)(3)(4)	Options(5)	Bonus(5)	Long-Term Incentive Plans	All Other Compensation (7)	Total Compensation
Myron Stadnyk	2016	$570,000	$2,300,024	$700,004	$325,000	N/A	$76,400	$3,971,428
President and Chief	2015	$570,000	$2,300,024	$700,004	$325,000	N/A	$76,400	$3,971,428
Executive Officer	2014	$570,000	$1,600,032	$700,002	$650,000	N/A	$74,450	$3,594,484
Van Dafoe	2016	$340,000	$1,070,021	$270,005	$160,000	N/A	$46,500	$1,886,526
Senior Vice President and	2015	$340,000	$1,000,025	$270,005	$155,000	N/A	$46,500	$1,811,530
Chief Financial Officer	2014	$334,564	$730,030	$250,006	$300,000	N/A	$42,600	$1,657,200
Terry Anderson	2016	$375,000	$1,380,025	$360,003	$210,000	N/A	$51,050	$2,376,078
Senior Vice President and	2015	$375,000	$1,310,026	$360,005	$215,000	N/A	$51,050	$2,311,081
Chief Operating Officer	2014	$375,000	$925,021	$300,001	$400,000	N/A	$49,588	$2,049,610
Bevin Wirzba(8)	2016	$300,000	$1,227,087	$175,004	$140,000	N/A	$41,300	$1,883,391
Senior Vice President,	2015	$-	$-	$-	$-	N/A	$-	$-
Business Development & Capital Markets	2014	$-	$-	$-	$-	N/A	$-	$-
Neil Groeneveld(9)	2016	$275,000	$660,003	$175,004	$230,000	N/A	$38,050	$1,378,057
Vice President,	2015	$275,000	$695,003	$175,004	$115,000	N/A	$38,050	$1,298,057
Geosciences and Exploration	2014	$275,000	$500,035	$170,010	$230,000	N/A	$36,880	$1,211,925
(1)	In 2016, the value of PSUs and the value of Restricted Share Awards granted were as follows:

Name	PSUs	Restricted Share Awards	Total PSUs and Restricted Share Awards
Myron Stadnyk	$1,600,024	$700,000	$2,300,024
Van Dafoe	$800,021	$270,000	$1,070,021
Terry Anderson	$1,020,025	$360,000	$1,380,025
Bevin Wirzba	$1,052,087	$175,000	$1,227,087
Neil Groeneveld	$510,003	$150,000	$660,003
(2)	In 2015, the value of PSUs and the value of Restricted Share Awards granted were as follows:

ARC Resources Ltd. | 2017 | Information Circular   68

Name	PSUs	Restricted Share Awards	Total PSUs and Restricted Share Awards
Myron Stadnyk	$1,600,024	$700,000	$2,300,024
Van Dafoe	$730,025	$270,000	$1,000,025
Terry Anderson	$950,026	$360,000	$1,310,026
Bevin Wirzba	$-	$-	$-
Neil Groeneveld	$520,003	$175,000	$695,003

(3)	PSUs are granted in March and September. The award value of PSUs for compensation purposes as set forth in the table above has been determined by multiplying the number of awards granted by the weighted average trading price of ARC shares for the five trading days immediately prior to the grant date. Furthermore, in respect of PSUs, the amount calculated in accordance with the above formula has been multiplied by the target performance multiplier of one. This method of determining the award value has been used as such amount represents the dollar value approved by the HRCC or the Board, as applicable, when awards were granted. The award value as determined in this manner does not include estimated accrued dividends for the securities underlying the awards granted as future distribution amounts are unknown at the time of the grant and therefore are not taken into consideration when the awards are granted. The weighted average trading prices used in determining awards values were as follows:

Year	March	September
2016	$19.07	$22.05
2015	$22.13	$17.92
2014	$29.17	$30.15

(4)	Awards under the Long-Term Restricted Share Award Plan ("Restricted Share Awards") are granted in June and the first such awards were granted in 2015. Restricted Share Awards under the Long-Term Restricted Share Award Plan consist of both a grant of Restricted Shares and a cash award intended to help the executives’ pay their upfront taxes. The value of the Restricted Shares which are included in the table above has been determined by multiplying the number of Restricted Shares granted by the weighted average trading price of ARC shares for the five trading days immediately prior to the grant date. This value of the Restricted Shares, together with the amount of the cash award, represents the dollar value approved by the Board when Restricted Share Awards were granted. The value of the Restricted Shares as determined in this manner does not include estimated accrued dividends for the securities underlying the awards granted as future distribution amounts are unknown at the time of the grant and therefore are not taken into consideration when the awards are granted. The weighted average trading price used in determining the value of Restricted Shares awarded to executives were as follows:

Year	Price
2016	$21.86
2015	$21.13

(5)	The award value of option awards for compensation purposes as set forth in the table above were approved by the HRCC and subsequently the Board. The number of underlying options were calculated using the weighted average trading price of ARC shares for the five trading days immediately prior to the grant date which is listed below and using the binomial value set forth below. This value was calculated using the following assumptions as shown in the following table for: volatility, expected life, dividend yield and the risk free rate.

Year	Binomial Value	Grant Price	Volatility	Expected Life	Dividend	Risk Free Rate
2016	27%	$21.13	33%	5.5 and 6 Years	$0.05/month	0.88%
2015	26%	$21.86	37%	5.5 and 6 Years	$0.10/month	1.40%
2014	31%	$32.94	37%	5.5 and 6 Years	$0.10/month	2.09%

(6)	Bonus amounts reflect amounts earned in the fiscal year. Bonus amounts for 2016 for Mr. Stadnyk, Mr. Dafoe, Mr. Anderson and Mr. Wirzba have not been finalized and are subject to adjustment. 25 per cent of Mr. Anderson’s, Mr. Dafoe’s and Mr. Wirzba’s bonuses and 50 per cent of Mr. Stadnyk’s bonus have been held back until operational and financial results are available for both ARC and its peers and bonus decisions are made only after a full review of peer executive compensation takes place in the second quarter of 2017.
(7)	Other compensation includes benefits and savings plan contributions.
(8)	Mr. Wirzba joined the organization on January 1 2016 and received a one-time PSU award of $500,000 to offset compensation left at his previous employer.
(9)	Mr. Groeneveld retired from the organization effective December 31, 2016.

ARC Resources Ltd. | 2017 | Information Circular 69

THREE YEAR NEO COMPENSATION VERSUS FINANCIAL MEASURES

Over the past three years total Named Executive Officer (‘NEO’) compensation has increased moderately and such increases consisted almost entirely of medium and long-term incentives. In 2015, total cash compensation decreased 27 per cent which aligns with ARC’s total shareholder return during this period. In 2016 salaries and bonuses were held flat to 2015 levels even though ARC’s total shareholder return was 42.7 per cent. The increase in total NEO compensation was due to a one-time PSU grant given to a new executive and an increased bonus for an executive who retired from ARC in 2016.

Total NEO compensation remains a relatively small percentage of both ARC’s funds from operations and enterprise value. In 2016, ARC’s funds from operations decreased due to depressed commodity prices, while ARC’s enterprise value increased by close to $2 billion. NEO compensation remains a small percentage of both funds from operations (1.82 per cent) and enterprise value (0.14 per cent).

Year	2014	2015	2016
Total NEO Compensation (millions)	$10.3	$10.8	$11.5
Funds from Operations (millions)	$1,124	$773	$633
NEO Compensation as a % of Funds From Operations	0.92%	1.40%	1.82%
Enterprise Value (billions)	$9.3	$6.8	$8.5
NEO Compensation as a % of Enterprise Value	0.11%	0.16%	0.14%
Shareholder Return (annual)	-11.4%	-29.6%	42.7%

Over the past five years, NEO total compensation increased on average by two per cent with the majority of the increase being in medium and long-term “at risk” compensation. In fact during this time period total cash compensation actually decreased on average by eight per cent per year. All medium and long-term compensation is directly tied to ARC’s future share price performance and future payouts will reflect the current market. Salaries were held flat in 2015 and 2016 and bonuses were reduced by 50 per cent in both years.

Over the past ten years, ARC has delivered average annual returns of 6.8 per cent and significantly outperformed both energy indices and our peers. During this timeframe, executive compensation has been aligned with these returns and further demonstrates ARC’s commitment to long-term sustainable performance.

ARC Resources Ltd. | 2017 | Information Circular 70

MEDIUM-TERM INCENTIVE AWARDS (PSUs) - UNVESTED VALUE AT YEAR END

The table below illustrates the outstanding PSUs held by each Named Executive Officer as of December 31, 2016 and which had not vested at such date. All PSUs are subject to a performance multiplier that may vary from zero to two. A more complete description of the RSU and PSU Plan can be found in Schedule C. No outstanding RSUs were held by Named Executive Officers at year-end.

PSUs(1)
Name	Year of Award	Unvested Awards	Year of Vesting	Minimum Value of Unvested Awards	Median Value of Unvested Awards	Maximum Value of Unvested Awards
	2016	79,342	2019	$-	$1,833,594	$3,667,187
Myron Stadnyk	2015	86,112	2018	$-	$1,990,048	$3,980,097
	2014	60,195	2017	$-	$1,391,106	$2,782,213
		225,649		$-	$5,214,748	$10,429,497
	2016	39,672	2019	$-	$916,820	$1,833,640
Van Dafoe	2015	39,289	2018	$-	$907,969	$1,815,938
	2014	27,543	2017	$-	$636,519	$1,273,037
		106,504		$-	$2,461,308	$4,922,615
	2016	50,581	2019	$-	$1,168,927	$2,337,854
Terry Anderson	2015	51,130	2018	$-	$1,181,614	$2,363,229
	2014	34,900	2017	$-	$806,539	$1,613,078
		136,611		$-	$3,157,080	$6,314,161
Bevin Wirzba(2)	2016	54,348	2019	$-	$1,255,982	$2,511,965
		54,348		$-	$1,255,982	$2,511,965
	2016	25,330	2019	$-	$585,376	$1,170,753
Neil Groeneveld	2015	28,084	2018	$-	$649,021	$1,298,042
	2014	18,831	2017	$-	$435,184	$870,369
		72,245		$-	$1,669,581	$3,339,164
(1)	The number of awards has been adjusted to reflect dividends paid on Common Shares from the date of grant to December 31, 2016. Values are based on the December 31, 2016 closing price of $23.11.
(2)	Mr. Wirzba joined the organization on January 1, 2016.

ARC Resources Ltd. | 2017 | Information Circular 71

LONG-TERM INCENTIVE AWARDS (SHARE OPTIONS) – OUTSTANDING VALUE AT YEAR END

ARC’s Share Option Plan is a fully declining strike price option plan. The Optionee can elect to exercise at the original grant price or to have the exercise price reduced by the full amount of the dividends paid by the Corporation. The table below illustrates the outstanding Share Options held by each Named Executive Officer and gain before tax under both exercising methods as of December 31, 2016. A more complete description of the Share Option Plan can be found in Schedule D.

	Share Options(1)
Name	Grant Date	Number of Common Shares Underlying Unexercised Options	Grant Price	Expiry Date	Value of the Unexercised in- the-money Options (Original Exercise Price)	Reduced Exercise Prices as at December 31, 2016	Value of Unexercised in- the-money Options (Reduced Exercise Price)
	June 23, 2016	122,698	$21.13	June 23, 2023	$242,942	$20.83	$279,751
	June 24, 2015	123,162	$21.86	June 24, 2022	$153,953	$20.56	$314,063
	June 19, 2014	68,551	$32.94	June 19, 2021	$-	$30.44	$-
Myron Stadnyk	June 20, 2013	60,329	$27.15	June 20, 2020	$-	$23.45	$-
	June 21, 2012	76,162	$20.20	June 21, 2019	$221,631	$15.30	$594,825
	March 24, 2011	39,267	$27.11	March 24,2018	$-	$20.71	$94,241
		490,169			$618,526		$1,282,880
	June 23, 2016	47,327	$21.13	June 23, 2023	$93,707	$20.83	$107,906
	June 24, 2015	47,506	$21.86	June 24, 2022	$59,383	$20.56	$121,140
	June 19, 2014	24,483	$32.94	June 19, 2021	$-	$30.44	$-
Van Dafoe	June 20, 2013	27,942	$27.15	June 20, 2020	$-	$23.45	$-
	June 21, 2012	34,273	$20.20	June 21, 2019	$99,734	$15.30	$267,672
	March 24, 2011	14,874	$27.11	March 24, 2018	$-	$20.71	$35,698
		196,405			$252,824		$532,416
	June 23, 2016	63,102	$21.13	June 23, 2023	$124,942	$20.83	$143,873
	June 24, 2015	63,341	$21.86	June 24, 2022	$79,176	$20.56	$161,520
	June 19, 2014	29,379	$32.94	June 19, 2021	$-	$30.44	$-
Terry Anderson	June 20, 2013	32,388	$27.15	June 20, 2020	$-	$23.45	$-
	June 21, 2012	34,273	$20.20	June 21, 2019	$99,734	$15.30	$267,672
	March 24, 2011	17,849	$27.11	March 24, 2018	$-	$20.71	$42,838
		240,332			$303,852		$615,903
Bevin Wirzba(2)	June 23, 2016	30,675	$21.13	June 23, 2023	$60,737	$20.83	$69,939
		30,675			$60,737		$69,939
	June 23, 2016	30,675	$21.13	June 23, 2023	$60,737	$20.83	$69,939
	June 24, 2015	30,791	$21.86	June 24, 2022	$38,489	$20.56	$78,517
	June 19, 2014	16,649	$32.94	June 19, 2021	$-	$30.44	$-
Neil Groeneveld	June 20, 2013	21,592	$27.15	June 20, 2020	$-	$23.45	$-
	June 21, 2012	28,561	$20.20	June 21, 2019	$83,113	$15.30	$223,061
	March 24, 2011	14,874	$27.11	March 24, 2018	$-	$20.71	$35,698
		143,142			$182,339		$407,215
(2)	Values are based on the December 31, 2016 closing price of $23.11.
(3)	Mr. Wirzba joined the organization on January 1, 2016.

ARC Resources Ltd. | 2017 | Information Circular 72

LONG-TERM INCENTIVE AWARDS (RESTRICTED SHARE AWARDS) – UNVESTED VALUE AT YEAR END

The table below illustrates the outstanding Restricted Shares held by each Named Executive Officer as of December 31, 2016 and which had not vested at such date. A more complete description of the Long-Term Restricted Share Award Plan can be found in Schedule E.

Restricted Shares(1)
Name	Year of Award	Unvested Awards	Year of Vesting	Value of Unvested Awards
	2016	24,522	2024, 2025, 2026	$566,703
Myron Stadnyk	2015	25,665	2023, 2024, 2025	$593,118
		50,187		$1,159,822
	2016	9,459	2024, 2025, 2026	$218,597
Van Dafoe	2015	9,900	2023, 2024, 2025	$228,789
		19,359		$447,386
	2016	12,612	2024, 2025, 2026	$291,463
Terry Anderson	2015	13,200	2023, 2024, 2025	$305,052
		25,812		$596,515
Bevin Wirzba(2)	2016	6,131	2024, 2025, 2026	$141,687
		6,131		$141,687
	2016	5,255	2024, 2025, 2026	$121,443
Neil Groeneveld	2015	6,417	2023, 2024, 2025	$148,297
		11,672		$269,740
(1)	The number of awards has been adjusted to reflect dividends paid on Common Shares from the date of grant to December 31, 2016. Values are based on the December 31, 2016 closing price of $23.11.
(2)	Mr. Wirzba joined the organization on January 1, 2016.

ARC Resources Ltd. | 2017 | Information Circular 73

VALUE OF MEDIUM AND LONG-TERM INCENTIVE AWARDS AND NON-EQUITY COMPENSATION EARNED IN 2016

PSUs vest in March and September of each year. The 2011 Share Option grant vests in March and all subsequent grants vest in June. The table below illustrates for each NEO the value of PSUs and Share Options that vested in 2016 and the value of non-equity plan compensation (bonus) earned in 2016. No Restricted Shares vested in 2016.

	PSUs(1)				Options(2)
Name	Year of Award	Number of Awards Vested	Value	Year of Award	Number of Awards Vested	Value	2016 Bonus(3)
				2011	19,634	$-
Myron Stadnyk	2013	61,843	$2,258,884	2012	38,081	$224,678	$325,000
					57,715	$224,678
				2011	7,437	$-
Van Dafoe	2013	28,209	$1,030,425	2012	17,136	$101,102	$160,000
					24,573	$101,102
				2011	8,925	$-
Terry Anderson	2013	31,466	$1,147,904	2012	17,136	$101,102	$210,000
					26,061	$101,102
Bevin Wirzba(4)	-	-	$-	-	-	$-	$140,000
				2011	7,437	$-
Neil Groeneveld	2013	19,095	$669,074	2012	14,280	$84,252	$230,000
					21,717	$84,252

(1)	The value of the PSUs that vested in 2016 was calculated based on the weighted average trading price of ARC shares for the five trading days ending immediately prior to the vesting date multiplied by the number of PSUs on such date, adjusted to reflect re-invested cash dividends made on the underlying shares for the period from the grant date to the vesting date and further multiplied by the applicable performance multiplier. Below are the details

Vest Date	Price	Performance Multiplier
March 15	$19.07	1.948
September 15	$22.05	1.636

(2)	The value of the options that vested in 2016 was calculated based on the difference, if positive, between the closing trading price of ARC shares on the vesting date and the exercise price of the options less the full amount of the dividends on the underlying shares to the vesting date, all multiplied by the number of options.

Vest Date	Closing Price	Reduced Strike Price
March 24	$18.53	$21.16
June 21	$21.50	$15.60

(3)	Bonus amounts reflect amounts earned in the fiscal year. Bonus amounts for 2016 for Mr. Stadnyk, Mr. Dafoe, Mr. Anderson, and Mr. Wirzba have not been finalized and are subject to adjustment. 25 per cent of Mr. Dafoe’s, Mr. Anderson’s, and Mr. Wirzba’s bonuses and 50 per cent of Mr. Stadnyk’s bonus have been held back until a full executive compensation review takes place in the second quarter of 2017.

(4)	Mr. Wirzba joined the organization on January 1, 2016 and did not have any PSUs or Share Options vest in 2016.

SHARE OPTION VALUE REALIZED DURING THE YEAR

The following table provides the number of ARC shares acquired upon the exercise of options as well as the aggregate value realized upon the exercise of these options during the year ended December 31, 2016 for all NEOs.

Name	Common Shares Acquired on Option Exercise	Aggregate Value Realized
Myron Stadnyk	-	$-
Van Dafoe	-	$-
Terry Anderson	-	$-
Bevin Wirzba	-	$-
Neil Groeneveld	-	$-

ARC Resources Ltd. | 2017 | Information Circular 74

CHANGE IN VALUE OF SHARE OPTIONS AWARDED DURING 2016

Below is the change in value in 2016 of each NEO’s Share Options. None of the NEOs exercised options in 2016.

	As of December 31, 2015(1)			As of December 31, 2016(2)			Change in Value
Officer	Grant Year	Options Outstanding	Value	Grant Year	Options Outstanding	Value	Grant Year	Options Outstanding	Value
	2016	-	$-	2016	122.698	$279,751	2016	122.698	$279,751
	2015	123,162	$-	2015	123,162	$314,063	2015	-	$314,063
	2014	68,551	$-	2014	68,551	$-	2014	-	$-
Myron Stadnyk	2013	60,329	$-	2013	60,329	$-	2013	-	$-
	2012	76,162	$53,313	2012	76,162	$594,825	2012	-	$541,512
	2011	39,267	$-	2011	39,267	$94,241	2011	-	$94,241
		367,471	$53,313		490,169	$1,282,880		122,698	$1,229,567
	2016	-	$-	2016	47,327	$107,906	2016	47,327	$107,906
	2015	47,506	$-	2015	47,506	$121,140	2015	-	$121,140
	2014	24,483	$-	2014	24,483	$-	2014	-	$-
Van Dafoe	2013	27,942	$-	2013	27,942	$-	2013	-	$-
	2012	34,273	$23,991	2012	34,273	$267,672	2012	-	$243,681
	2011	14,874	$-	2011	14,874	$35,698	2011	-	$35,698
		149,078	$23,991		196,405	$532,416		47,327	$508,425
	2016	-	$-	2016	63,102	$143,873	2016	63,102	$143,873
	2015	63,341	$-	2015	63,341	$161,520	2015	-	$161,520
	2014	29,379	$-	2014	29,379	$-	2014	-	$-
Terry Anderson	2013	32,388	$-	2013	32,388	$-	2013	-	$-
	2012	34,273	$23,991	2012	34,273	$267,672	2012	-	$243,681
	2011	17,849	$-	2011	17,849	$42,838	2011	-	$42,838
		177,230	$23,991		240,332	$615,903		63,102	$591,912
Bevin Wirzba(3)	2016	-	$-	2016	30,675	$69,939	2016	30,675	$69,939
		-	$-		30,675	$69,939		30,675	$69,939
	2016	-	$-	2016	30,675	$69,939	2016	30,675	$69,939
	2015	30,791	$-	2015	30,791	$78,517	2015	-	$78,517
	2014	16,649	$-	2014	16,649	$-	2014	-	$-
Neil Groeneveld	2013	21,592	$-	2013	21,592	$-	2013	-	$-
	2012	28,561	$19,993	2012	28,561	$223,061	2012	-	$203,068
	2011	14,874	$-	2011	14,874	$35,698	2011	-	$35,698
		112,467	$19,993		143,142	$407,215		30,675	$387,222
(1)	Year-end share option values are based on the December 31, 2015 closing price of $16.70 and the original strike price is reduced by the full amount of the dividends to this date.
(2)	Year-end share option values are based on the December 31, 2016 closing price of $23.11 and the original strike price is reduced by the full amount of the dividends to this date.
(3)	Mr. Wirzba joined the organization on January 1, 2016.

ARC Resources Ltd. | 2017 | Information Circular 75

TERMINATION AND CHANGE OF CONTROL BENEFITS

Each NEO has an employment agreement that outlines base salary and other elements of total compensation which is put into place when the individual becomes an officer.

ARC is entitled to terminate its employment agreements with any of the NEOs at any time for just cause and is then obligated to pay such executive’s salary (and accrued and unused vacation) through to the termination date. ARC is also entitled to terminate its employment agreements with any of the NEOs at any time for any reason other than just cause and is then obligated to pay to the executive a termination payment (“Termination Payment”) equal to 24 months of salary and bonus in the case of the CEO, 21 months of salary and bonus in the case of the CFO and the COO and 18 months of salary and bonus in the case of the other NEOs.

The NEOs are entitled to terminate their employment with ARC within two months following any of the following events (each a “Termination Event”): (a) any adverse change in the executive’s title or office; (b) any material reduction in the executive’s position, duties, or responsibilities with ARC; (c) any action adversely affecting the executive’s participation in, or reducing the executive’s rights under or pursuant to any benefit in which the executive was entitled to participate as at the date of the employment agreement, when considered as a whole package; (d) relocation of the executive to a city or community other than the city of Calgary; and (e) material breach by the Corporation of any material provision of the employment agreement; and to receive the Termination Payment described above. The NEO employment agreements are governed by the laws of the province of Alberta, and where applicable, federal law, and are in compliance with such laws.

In the event of a “change of control” as described below (“Change of Control”) a Termination Event must also occur before an NEO is entitled to receive his Termination Payment.

A change of control is generally defined as a change in registered or beneficial ownership or control which results in a person or persons acting jointly in concert holding, owning or controlling, directly or indirectly, more than 662/3 per cent of the outstanding Common Shares of ARC, (other than as a result of a transaction or series of transactions which the Board of Directors determines should not constitute a change of control); the sale, lease or transfer of all or substantially all of the directly or indirectly held assets of ARC (other than pursuant to an internal reorganization); or any determination by the Board of Directors that a change of control has occurred.

ARC Resources Ltd. | 2017 | Information Circular 76

The following chart illustrates the payments that each of the NEOs would receive in the event of their termination as at December 31, 2016. In all events below, subject to contractual agreements, the Board maintains ultimate discretion on all payouts.

Type	Termination Payment	PSUs	Restricted Shares	Share Options
Termination for Just Cause	None	All awards expire and are cancelled on the termination date	All unvested Restricted Shares (and dividends thereon) are forfeited and cancelled/returned on the termination date	All vested and unvested options expire and are cancelled on the termination date
Termination Event

CEO - 2 times base salary and 2 times the average bonus over the last 2 years CFO/COO - 1.75 times base salary and

1.75 times the average bonus over the last two years

All other executives - 1.5 times base salary and 1.5 times the average bonus over the last two years

		All awards continue to vest for 30 days	All unvested Restricted Shares (and dividends thereon) are forfeited and cancelled/returned on the termination date unless determined otherwise by the Committee	All unvested options continue to vest for 30 days and the Optionee has three months to exercise vested options
Change of Control	None	All awards immediately vest	No accelerated vesting – shares are converted into shares of the continuing successor corporation	CEO/CFO/COO - no accelerated vesting All other executives - immediate vesting
Change of Control and Termination Event

CEO - 2 times base salary and 2 times the average bonus over the last 2 years CFO/COO - 1.75 times base salary and

1.75 times the average bonus over the last two years

All other executives - 1.5 times base salary and 1.5 times the average bonus over the last two years

		All awards immediately vest	Immediate vesting in certain circumstances	CEO/COO/CFO - immediate vesting in certain circumstances All other executives - immediate vesting
Resignation	None	All awards are cancelled	All unvested Restricted Shares (and dividends thereon) are forfeited and cancelled/returned	All vested and unvested options are cancelled
Retirement	None	If executive has between 5 - 10 years at ARC - all awards active for over one year continue to vest on schedule If executive has over 10 years at ARC - all awards continue to vest on schedule

If executive has reached age 62 all Restricted Shares (and dividends thereon) continue to vest on schedule.

If executive has reached age 55 but not age 62 a portion of the Restricted Shares (and dividends thereon) continue to vest on schedule and the remainder are forfeited and cancelled/returned

If executive has between 5 - 10 years at ARC - all awards continue to vest for three years. If executive has over 10 years at ARC - all awards continue to vest on schedule

ARC Resources Ltd. | 2017 | Information Circular 77

The chart below illustrates the payments that would have been made to each of the NEOs pursuant to their employment agreements and the payments that would have been made to the NEOs pursuant to the PSU awards, Restricted Shares and Share Options held by them as a result of a termination for just cause or resignation, termination event, change of control, retirement or death assuming such event occurred on December 31, 2016.

Name	Triggering Event	Payment Pursuant to Employment Agreement	PSU Payments(1),(2)	Restricted Share Payment(3)	Share Option Payment(4)	Total
	Termination for Just Cause or Resignation	$-	$-	$-	$-	$-
	Termination Event	$1,790,000	$-	$-	$-	$1,790,000
Myron Stadnyk(5)	Change of Control	$-	$6,215,639	$-	$-	$6,215,639
	Change of Control and Termination Event	$1,790,000	$6,215,639	$1,159,822	$1,282,880	$10,448,340
	Retirement	$-	$-	$-	$-	$-
	Death	$-	$6,215,639	$1,159,822	$1,282,880	$8,658,340
	Termination for Just Cause or Resignation	$-	$-	$-	$-	$-
	Termination Event	$870,625	$-	$-	$-	$870,625
Van Dafoe(5)	Change of Control	$-	$2,910,500	$-	$-	$2,910,500
	Change of Control and Termination Event	$870,625	$2,910,500	$447,386	$532,416	$4,760,927
	Retirement	$-	$-	$-	$-	$-
	Death	$-	$2,910,500	$447,386	$532,416	$3,890,302
	Termination for Just Cause or Resignation	$-	$-	$-	$-	$-
	Termination Event	$1,028,125	$-	$-	$-	$1,028,125
Terry Anderson(5)	Change of Control	$-	$3,722,734	$-	$-	$3,722,734
	Change of Control and Termination Event	$1,028,125	$3,722,734	$596,515	$615,903	$5,963,277
	Retirement	$-	$-	$-	$-	$-
	Death	$-	$3,722,734	$596,515	$615,903	$4,935,152
	Termination for Just Cause or Resignation	$-	$-	$-	$-	$-
	Termination Event	$555,000	$-	$-	$-	$555,000
Bevin Wirzba(5)	Change of Control	$-	$1,255,973	$-	$69,939	$1,325,912
	Change of Control and Termination Event	$555,000	$1,255,973	$141,687	$69,939	$2,022,599
	Retirement	$-	$-	$-	$-	$-
	Death	$-	$1,255,973	$141,687	$69,939	$1,467,599
	Termination for Just Cause or Resignation	$-	$-	$-	$-	$-
	Termination Event	$671,250	$-	$-	$-	$671,250
Neil Groeneveld(6)	Change of Control	$-	$1,968,050	$-	$407,215	$2,375,265
	Change of Control and Termination Event	$671,250	$1,968,050	$269,740	$407,215	$3,316,255
	Retirement	$-	$1,968,050	$14,829	$407,215	$2,390,095
	Death	$-	$1,968,050	$269,740	$407,215	$2,645,005

(1)	PSUs are valued using the December 31, 2016 closing price of ARC Common Shares of $23.11.
(2)	PSUs have been valued using their actual performance multiplier, except those active less than a year are valued at 1.0.
(3)	Restricted Share Awards have been valued using the December 31, 2016 closing price of $23.11.
(4)	Share Options have been valued using the December 31, 2016 closing price of $23.11 and assuming the executive elects that the exercise price be reduced by the full amount of the dividends to this date.
(5)	Mr. Stadnyk, Mr. Dafoe, Mr. Anderson and Mr. Wirzba are not 55 and therefore are not eligible for retirement.
(6)	Upon retirement, Mr. Groeneveld will not immediately receive payment of the PSU, Restricted Share Award and Share Option values noted, instead PSUs, Restricted Share awards and Share Options will continue to vest in accordance with the terms of the respective plans and Mr. Groeneveld would receive payment based on the share price at the time of vesting.

The maximum liability to ARC provided under all employment agreements and for all outstanding RSUs and PSUs, Restricted Shares and Share Options as of December 31, 2016 was approximately $95 million (including the amount payable to the NEOs).

ARC Resources Ltd. | 2017 | Information Circular 78

OTHER INFORMATION

Securities Authorized for Issuance Under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under the Corporation's equity compensation plans as at December 31, 2016:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans(1)
Equity compensation plans approved by security holders(2)	3,971,589	$ 21.22	10,253,411
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	3,971,589	$ 21.22	10,253,411

(1)	Excludes securities to be issued upon exercise of outstanding options, warrants and rights.

(2)	The Corporation's Option Plan currently provides for the grant of a maximum number of 14,225,000 Common Shares and the Corporation's Long-Term Restricted Share Award Plan currently provides for the grant of a maximum number of 1,600,000 Common Shares.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS AND OTHERS

There is not, and has not been, any indebtedness outstanding from Directors or senior officers of the Corporation to the Corporation in fiscal 2016.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no other material interests, direct or indirect, of Directors or senior officers of the Corporation, nominees for Director of the Corporation, any shareholder who beneficially owns more than ten per cent of the Common Shares of the Corporation (or any Director or executive officer of any such shareholder), or any known associate or affiliate of such persons, in any transaction during 2016 or in any proposed transaction which has materially affected or would materially affect the Corporation or any of their subsidiaries other than as disclosed herein.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management of the Corporation is not aware of any material interest of any Director, senior officer or nominee for Director of the Corporation, or of any associate or affiliate of any of the foregoing, in respect of any matter to be acted on at the Meeting except as disclosed herein.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the Corporation’s SEDAR profile at www.sedar.com. Financial information in respect of the Corporation and its affairs is provided in the Corporation’s annual Audited Consolidated Financial Statements for the year ended December 31, 2016 and the related Management’s Discussion and Analysis. Copies of the Corporation’s financial statements and related Management’s Discussion and Analysis are available upon request from the Corporation at 1200, 308 – 4th Avenue SW, Calgary, Alberta, T2P 0H7 (toll free number 1-888-272-4900).

ARC Resources Ltd. | 2017 | Information Circular 79

OTHER MATTERS

Management of the Corporation knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL

The contents and sending of this Information Circular has been approved by the Board of Directors of the Corporation.

DATE

This Information Circular is dated March 20, 2017.

ARC Resources Ltd. | 2017 | Information Circular 80

SCHEDULE A

CHARTER OF THE BOARD OF DIRECTORS

The Board of Directors (the "Board") of ARC Resources Ltd. ("ARC") is responsible for the stewardship of ARC and its subsidiaries. In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of ARC. ARC and the Board place certain expectations on its members with regards to the performance of their duties and their behavior and decorum, some of which are outlined in this document.

General Expectations:

•	Members shall endeavor to maintain their status as an independent director and the ability to be objective as to what is in the best interests of ARC. Any director who is an independent director and whose circumstances change such that he or she might be considered to be a non-independent director shall promptly advise the Board of the change in circumstances.

•	Members will be aware of and abide by ARC's Code of Business Policy and Ethics.

•	Members should have adequate strategic, analytical and communications skills so as to participate effectively in board discussions.

•	Members should have or obtain sufficient knowledge of ARC and the oil and gas business to assist in providing advice and counsel on relevant issues.

•	Members shall ensure that they have the time to review available materials in advance of meetings and are expected to attend all meetings of the Board and the committees on which they participate either in person or by tele-conference subject to unavoidable conflicts.

•	Members shall give notice to the Chair of the Board and the Policy and Board Governance Committee of any participation on any board of public corporations. Members should not participate in more than 4 boards of public corporations without the approval of the Chair of the Board and the Policy and Board Governance Committee.

•	Members shall not participate on the board of any publicly listed corporation where such participation may constitute a conflict of interest without the approval of the Chair of the Board and the Policy and Board Governance Committee.

Composition:

•	The Board shall be composed of at least seven individuals and not more than 12 individuals appointed by the shareholders at the Annual Meeting.

•	At least two-thirds of Board members should be independent Directors (within the meaning of section 1.4 of Multilateral Instrument 52-110) and free from any direct or indirect material relationship, being one that could, in the view of the Board of Directors, reasonably interfere with the exercise of the member's independent judgment.

•	At its meeting to approve the Information Circular for the annual meeting of the shareholders of ARC each year, the Board will consider and determine whether a director or nominee to be a director is an independent director.

•	The Board prefers to have a CEO as the only management member on the Board, although there may be times when it is appropriate to have an additional management member on the Board. The maximum of management and inside directors on the Board will be two.

•	Board members will be recruited with the expectation of serving for a minimum of 7 years, subject to their annual performance review, a change in personal circumstances or our majority voting policy set forth below.

•	Board members should offer their resignation from the Board to the Chairman of the Policy and Board Governance Committee following:

•	a change in personal circumstances which would reasonably be expected to interfere with the ability to serve as a Director, including a conflict of interest;

ARC Resources Ltd. | 2017 | Information Circular 81

•	a change in personal circumstances which would reasonably be expected to reflect poorly on the Corporation (for example, finding by a Court of fraud, or conviction under Criminal Code or securities legislation); and

•	a change in position or occupation of a Board member who was appointed or nominated for election to the Board on the basis of such member holding such position or occupation.

•	Board members should offer their resignation from the Board to the Chairman of the Policy and Board Governance Committee if, at any election of directors conducted by ballot at an annual meeting of shareholders, the number of common shares withheld from voting for such person exceeds the number of common shares voted in favour of such person:

•	this requirement will not be applicable where the election involves a contested election outside of the slate nominated by the Board;

•	the Board will consider such resignation after receipt of the recommendation of the Policy and Board Governance Committee;

•	the applicable member who offered their resignation will not participate in that portion of any meeting of the Board, the Policy and Board Governance Committee or any other committee of the Board at which the resignation is considered;

•	the resignation will be accepted except in situations where special circumstances would warrant the applicable member's continuation on the Board;

•	any replacement of the resigning member will be made on the recommendation of the Policy and Board Governance Committee at the discretion of the Board;

•	disclosure to the public of the Board decision will be made within 90 days of the applicable annual meeting;

•	a copy of the news release with the Board's decision must be provided to the Toronto Stock Exchange; and

•	if the Board determines not to accept the resignation, the news release must fully state the reasons for that decision.

Share Dealings, Ownership and Compensation:

•	Members shall observe relevant statutory rules and requirements as wells as the corporation’s own policy in regard to the buying or selling of shares, warrants or other equity instruments of ARC.

•	Members will maintain a minimum ownership of 20,000 common shares (or equivalent securities which have been awarded in favour of any member under any compensation plan) after they have been on the board for at least 5 years. After 3 years on the board, directors are expected to own a minimum of 10,000 common shares or equivalent securities. Ownership may be direct or indirect and includes common shares (or equivalent securities) over which such directors exercise control or direction.

•	The Policy and Board Governance Committee will review the form and amount of compensation of the directors periodically in view of the responsibility and risks of being an effective director and directors' compensation of peer corporations. The Committee will make recommendations to the Board for consideration when it believes changes in compensation are warranted.

ARC Resources Ltd. | 2017 | Information Circular 82

SCHEDULE B

MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors (the "Board") of ARC Resources Ltd. ("ARC") is responsible for the stewardship of ARC and its subsidiaries. In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of ARC. In general terms, the Board will:

(a)	in consultation with management of ARC, define the principal objectives of ARC;

(b)	monitor the management of the business and affairs of ARC with the goal of achieving ARC's principal objectives as defined by the Board;

(c)	discharge the duties imposed on the Board by applicable laws; and

(d)	for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Without limiting the generality of the foregoing, the Board will perform the following duties.

Strategic Operating, Capital Plans and Financing Plans

•	require the Chief Executive Officer (the "CEO") to present annually to the Board a longer range strategic plan and a shorter range business plan for ARC's business, which plans must:

•	be designed to achieve ARC's principal objectives; and

•	identify the principal strategic and operational opportunities and risks of ARC's business;

•	review progress towards the achievement of the goals established in the strategic, operating and capital plans;

•	identify the principal risks of the ARC's business and take all reasonable steps to ensure the implementation of the appropriate systems to manage these risks;

•	approve the annual operating and capital plans;

•	approve limits on management's authority to conduct acquisitions and dispositions of assets, corporations and undeveloped lands;

•	approve the establishment of credit facilities; and

•	approve issuances of additional common shares or other instruments to the public;

Monitoring and Acting

•	monitor ARC's progress towards its goals, and to revise and alter its direction through management in light of changing circumstances;

•	monitor overall human resource policies and procedures, including compensation and succession planning;

•	appoint all of the officers, including the CEO, and determine the terms of employment with ARC of all of such officers;

•	approve the dividend policy of ARC;

•	ensure systems are in place for the implementation and integrity of ARC's internal control and management information systems;

•	monitor the "good corporate citizenship" of ARC, including compliance by ARC with all applicable safety, health and environmental laws;

ARC Resources Ltd. | 2017 | Information Circular 83

•	in consultation with the CEO, establish the ethical standards to be observed by all officers and employees of ARC and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards; and

•	require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by ARC and its officers and employees;

Compliance Reporting and Corporate Communications

•	ensure compliance with the reporting obligations of ARC, including that the financial performance of ARC is properly reported to shareholders, other security holders and regulators on a timely and regular basis;

•	recommend to shareholders of ARC a firm of chartered accountants to be appointed as ARC's auditors;

•	ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

•	ensure the timely reporting of any change in the business, operations or capital of ARC that would reasonably be expected to have a significant effect on the market price or value of the common shares of ARC;

•	ensure the corporate oil and gas reserve report fairly represents the quantity and value of corporate reserves in accordance with generally accepted engineering principles;

•	report annually to shareholders on the Board's stewardship for the preceding year;

•	establish a process for direct communications with shareholders and other stakeholders through appropriate directors, including through the whistleblower policy; and

•	ensure that ARC has in place a policy to enable ARC to communicate effectively with its shareholders and the public generally;

Governance

•	in consultation with the Chairman of the Board, develop a position description for the Chairman of the Board;

•	facilitate the continuity, effectiveness and independence of the Board by, amongst other things:

•	appointing a Chairman of the Board who is not a member of management;

•	appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate;

•	defining the mandate of each committee of the Board and the terms of reference for the chair of each committee;

•	ensuring that processes are in place and are utilized to assess the effectiveness of the Chairman of the Board, the Board as a whole, each director, each committee of the Board and its chair; and

•	establishing a system to enable any director to engage an outside adviser at the expense of ARC;

•	review annually the composition of the Board and its committees and assess Directors' performance on an ongoing basis, and propose new members to the Board; and

•	review annually the adequacy and form of the compensation of directors.

Delegation

•	The Board may delegate its duties to and receive reports and recommendations from the Audit, Reserves, Human Resources and Compensation, Health, Safety and Environmental, Risk, Policy and Board Governance committees and any other committee created by the Board to assist the Board in the performance of its duties.

Meetings

•	The Board shall meet at least four times per year and/or as deemed appropriate by the Board Chair.

•	The Board shall meet at the end of its regular quarterly meetings without members of management being present.

•	Minutes of each meeting shall be prepared by the Secretary to the Board.

ARC Resources Ltd. | 2017 | Information Circular 84

•	The Chief Executive Officer shall be available to attend all meetings of the Board or Committees of the Board upon invitation by the Board or any such Committee.

•	Vice-Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board.

Reporting / Authority

•	Following each meeting, the Secretary will promptly report to the Board by way of providing draft copies of the minutes of the meetings.

•	Supporting schedules and information reviewed by the Board at any meeting shall be available for examination by any Director upon request to the Chief Executive Officer.

•	The Board shall have the authority to review any corporate report or material and to investigate activity of ARC and to request any employees to cooperate as requested by the Board.

•	The Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of ARC.

ARC Resources Ltd. | 2017 | Information Circular 85

SCHEDULE C

SUMMARY OF RSU AND PSU PLAN

ARC’s RSU and PSU plan is designed to focus and reward employees for enhancing total shareholder return over the medium and long-term both on an absolute and relative basis.

Purpose

The principle purposes of the RSU and PSU Plan are to:

1.	Align RSUs and PSUs with the interests of ARC’s shareholders;
2.	Pay-for-performance;
3.	Encourage superior medium and long-term performance; and
4.	Attract and retain top talent.

Participation

All employees including executives participate in the RSU and PSU Plan. The weighting of PSUs versus RSUs awarded to an employee is directly linked to an employee’s position and their influence on ARC’s total return. Some employees receive only RSUs whereas executives receive only PSUs. RSUs and PSUs are granted twice a year in March and September.

As of 2011, Restricted Share Units (“RSUs”) are no longer included in the regular annual program for executives. The Board may, in unique circumstances, provide a grant to certain executives.

Dividends

RSUs and PSUs accumulate the full value of ARC’s monthly dividend and upon vesting the payout amount is adjusted to reflect these dividends.

Vesting

RSUs vest one-third annually over three years. On the vesting date the number of RSUs (adjusted to include accumulated dividends) is multiplied by the previous five day weighted average price of ARC’s Common Shares to determine the cash payment amount.

PSUs cliff vest (all at once) after three years. On the vesting date the number of PSUs (adjusted to include accumulated dividends) is multiplied first by a performance multiplier that can range from zero to two and then multiplied by the previous five day weighted average of ARC’s Common Shares to determine the cash payment amount.

Performance Multiplier

ARC’s peer group used to determine the performance multiplier for PSUs consists of companies that make up the S&P/TSX Oil & Gas Exploration and Production index on the grant date with certain exceptions determined by the HRCC from time-to-time. Currently ARC removes all international and oil sands companies and companies with production less than 20,000 boe per day from this group. The performance multiplier is based on the percentile rank of ARC’s total shareholder return and ranges on a sliding scale from zero for bottom quartile performance to two for top quartile performance.

ARC Resources Ltd. | 2017 | Information Circular 86

Termination, Change of Control and Other Events

The table below outlines the treatment of RSUs and PSUs held by an employee (including executives) upon the occurrence of certain events.

Type	Treatment of Outstanding RSUs/PSUs

Termination for cause	All awards are cancelled on the termination date

Termination not for cause	All awards continue to vest for 30 days and are then cancelled

Voluntary Resignation	All awards are cancelled on the termination date

Change of Control	All awards immediately vest

Disability	All awards continue to vest on schedule

Retirement	If the employee is 55 years of age and has 5 years of service with ARC – all awards active for over one year continue to vest on schedule
If the employee is 55 years of age and has 10 years of service or more with ARC – all awards continue to vest on schedule

Death	All awards immediately vest

ARC Resources Ltd. | 2017 | Information Circular 87

SCHEDULE D

SUMMARY OF SHARE OPTION PLAN

ARC’s Share Option Plan (the “Option Plan” or “Share Option Plan”) is a long-term incentive designed to focus and reward employees (including executives) for enhancing total long-term shareholder return on an absolute basis.

The maximum number of Common Shares issuable on exercise of Share Options (“Options” or “Share Options”) is limited, in the aggregate, to 14,225,000 Common Shares (which represented approximately 5 per cent of the Common Shares which were issued and outstanding on December 31, 2011). Options that are cancelled, terminated or expire prior to exercise of all or a portion thereof result in the Common Shares that were reserved for issuance thereunder being available for a subsequent grant of Options pursuant to the Option Plan.

In addition, the number of Common Shares issuable pursuant to Options granted under the Option Plan or any other security based compensation arrangements of the Corporation: (i) to insiders at any time may not exceed 10 per cent of the outstanding Common Shares; and (ii) issued to insiders within any one (1) year period may not exceed 10 per cent of the outstanding Common Shares. Options granted under the Option Plan are not assignable except in the event of death.

Purpose

The principle purposes of the Share Option Plan are to:

1.	Align Share Options with the interests of ARC’s shareholders;
2.	Pay-for-performance;
3.	Align compensation with ARC’s long-term business strategy;
4.	Encourage superior long-term performance; and
5.	Attract and retain top talent.

Participation

The Option Plan permits the granting of Options to officers, employees, consultants and other service providers ("Optionees") of the Corporation and its subsidiaries. Options are not granted to Directors of the Corporation who are not also officers or employees of the Corporation or its subsidiaries.

To date, Options have only been granted to executive and senior professional employees of ARC. Share Options are granted annually in June.

Term and Vesting

Options have a term not exceeding seven (7) years and, subject to the terms of the Option Plan, vest in such manner as determined by the Committee (where "Committee" is defined in the Option Plan as the Human Resources & Compensation Committee or such other Committee of the Board of Directors of the Corporation as is appointed from time-to-time by the Board to administer the Option Plan or any matters related to such plan or, if no such Committee is appointed, the Board of Directors of the Corporation). In the absence of any determination to the contrary, options vest and are exercisable as to one-half (½) on each of the fourth and fifth anniversaries of the date of grant, subject to the acceleration of vesting in the discretion of the Committee. If an Option is set to expire in seven (7) business days following the end of a "Black-Out Period" (as is defined in the Option Plan) and the Optionee is subject to the Black-Out Period, the expiry date of the Option will be extended for seven (7) business days following the Black-Out Period.

ARC Resources Ltd. | 2017 | Information Circular 88

Grant Price

The grant price of any Options granted is determined by the Committee at the time of grant, provided that if the Common Shares are listed on a stock exchange the grant price will not be less than the volume weighted average trading price of the Common Shares on the TSX (or other stock exchange on which the Common Shares may be listed) for the five (5) consecutive trading days immediately preceding the date of grant. The exercise price of any Options granted under the Option Plan will be, at the election of the Optionee holding such Options, either: (a) the grant price; or (b) the price calculated by deducting from the grant price all dividends or other distributions paid (whether paid in cash or in any other assets but not including Common Shares) on a per Common Share basis, by the Corporation after the date of grant and prior to the date that such Option is exercised.

Termination, Change of Control and Other Events

The table below outlines the treatment of Share Options held by an employee upon the occurrence of certain events.

Type	Treatment of Outstanding Share Options

Termination for cause	All vested and unvested options are cancelled on the termination date

Termination not for cause	All unvested options continue to vest for 30 days and are then cancelled The employee has 3 months to exercise vested options

Voluntary Resignation	All vested and unvested options are cancelled on the termination date

Change of Control	All options immediately vest (1)(2)

Disability	All options continue to vest on schedule

Retirement	If the employee is 55 years of age and has 5 years of service with ARC – all options continue to vest for 3 years
If the employee is 55 years of age and has 10 years of service or more with ARC – all options continue to vest on schedule

Death	All options immediately vest and the executor has one year to exercise these options

Notes:

(1)	In the event of a "Change of Control" (as such term is defined in the Option Plan) the Option Plan provides for the acceleration of vesting of all outstanding and unvested Options in order that such Options may be conditionally exercised immediately prior to the effective date of the Change of Control unless the Board determines otherwise. In the event of a Change of Control the Board may also determine that vested Options (including those Options for which vesting has been accelerated) will be purchased by the Corporation for an amount per Option equal to the amount by which the fair market value of the consideration per share payable in the Change of Control transaction as determined by the Board exceeds the applicable exercise price. In addition to the above, the Board may determine to accelerate the vesting of any or all unvested Options at any time and on such terms and conditions as it sees fit.
(2)	Notwithstanding the Change of Control provisions of the Option Plan, but subject to Board discretion, in respect of the Options granted to each of the CEO, CFO and COO, in the event of a Change of Control, the vesting of unvested Options held by them will not be accelerated in circumstances where (a) adjustments have been made to the Options which are outstanding and held by them so that, following the Change of Control, the Options entitle them to acquire securities of the continuing successor entity or purchasing entity; and (b) the Board has determined to accelerate the unvested Options held by Optionees other than such executive officers. However, vesting will be accelerated on the occurrence of certain constructive dismissal events during the two (2) year period following the Change of Control.

Amendments

Without the prior approval of the shareholders, as may be required by the TSX (or other exchange on which the Common Shares may be listed, if any), the Committee may not:

(a)	Make any amendment to the Option Plan to increase the maximum number of Common Shares reserved for issuance on exercise of outstanding Options at any time;
(b)	Reduce the exercise price of any outstanding options or cancel an option and subsequently issue the holder of such Option a new Option in replacement thereof;

ARC Resources Ltd. | 2017 | Information Circular 89

(c)	Extend the term of any outstanding Option beyond the original expiry date of such Option;
(d)	Increase the maximum limit on the number of securities that may be issued to Insiders;
(e)	Make any amendment to the Option Plan to allow Options to be granted to Directors of the Corporation who are not officers or employees of the Corporation or its subsidiaries;
(f)	Make any amendment to the Option Plan to permit an Optionee to transfer or assign Options to a new beneficial Optionee other than in the case of death of the Optionee; or
(g)	Amend the restrictions on amendments that are provided in the Option Plan.

Subject to the restrictions set out above, the Committee may amend or discontinue the Option Plan and Options granted thereunder without shareholder approval; provided that if the amendment to the Option Plan requires approval of any stock exchange on which the Common Shares are listed for trading, such amendment may not be made without the approval of such stock exchange. In addition, no amendment to the Option Plan or Options granted pursuant to the Option Plan may be made without the consent of the Optionee, if it adversely alters or impairs any Option previously granted to such Optionee.

ARC Resources Ltd. | 2017 | Information Circular 90

SCHEDULE E

SUMMARY OF LONG-TERM RESTRICTED SHARE AWARD PLAN

ARC’s Long-Term Restricted Share Award Plan (the “Restricted Share Award Plan”) is a long-term incentive plan designed to encourage ARC's executive team to think and act with a long-term orientation, specifically regarding long-term strategy development and execution. The plan is designed to further align executive compensation with the long-term interests of ARC and its shareholders.

Awards granted under the Restricted Share Award Plan consist of a share component and a cash component that makes up the remaining portion. The cash component is intended to help the grantees pay their upfront taxes on the awards.

The maximum number of Common Shares issuable pursuant to the Restricted Share Award Plan (“Restricted Shares”) is limited, in the aggregate, to 1,600,000 Common Shares (which represented approximately 0.5 per cent of the Common Shares which were issued and outstanding on the date that the plan received shareholder approval, April 30, 2015).

In addition, the number of Common Shares issuable pursuant to the Restricted Share Award Plan or any other security based compensation arrangements of ARC: (i) to insiders at any time may not exceed 10 per cent of the outstanding ARC Common Shares; and (ii) issued to insiders within any one (1) year period may not exceed 10 per cent of the outstanding ARC Common Shares. Restricted Shares granted under the plan are not assignable except in the event of death.

Purpose

The principle purposes of the Restricted Share Award Plan are to:

1.	Retain and attract qualified officers and employees of the Corporation and its subsidiaries and to provide compensation to such officers and employees that will reward them for their future services and contributions to the Corporation's long-term success
2.	Encourage such officers and employees to always think and act with a long-term orientation, specifically regarding long-term strategy development and execution and put forth maximum efforts for the success of the business of the Corporation; and
3.	Focus management of the Corporation on total long-term shareholder return of the Corporation by providing them with the opportunity through awards to increase their proprietary interest in the Corporation.

Participation

The Restricted Share Award Plan permits the granting of awards to officers and employees ("Grantees") of the Corporation and its subsidiaries. In no event shall awards be granted to Directors of the Corporation who are not officers or employees of the Corporation or its subsidiaries.

To date, awards have only been granted to executives and certain key employees of ARC. Awards are granted to executives annually in June.

Dividends

Dividends paid on Restricted Shares remain in the Restricted Share Award Plan and are reinvested to purchase additional shares throughout the restriction period.

ARC Resources Ltd. | 2017 | Information Circular 91

Term and Vesting

In the absence of any determination by the Committee (where "Committee" is defined in the Restricted Share Award Plan as the Human Resources & Compensation Committee or such other Committee of the Board as is appointed from time-to-time by the Board to administer the Restricted Share Award Plan or any matters related to the Restricted Share Award Plan or, if no such Committee is appointed, the Board ) to the contrary, Restricted Shares issued pursuant to an award will vest and be releasable to the Grantee as to one-third of the number of such Restricted Shares on each of the eighth, ninth and tenth anniversaries of the date of grant, subject to the acceleration of vesting in the discretion of the Committee.

Unvested Restricted Shares (including dividends paid on such shares) are held in trust by a third party trustee.

The cash component of an award vests immediately.

Grant Price

Restricted Shares which are issued by the Corporation pursuant to the Restricted Share Award Plan are issued from treasury at a price which is fixed by the Committee as at the time of grant and if the Common Shares are listed on a stock exchange at such time, the issue price of the Restricted Shares shall not be less than the volume weighted average trading price of the Common Shares on the TSX (or other stock exchange on which the Common Shares may be listed) for the five (5) consecutive trading days immediately preceding the date of grant.

Termination, Change of Control and Other Events

The table below outlines the treatment of Restricted Shares held by an employee upon the occurrence of certain events:

Type	Treatment of Outstanding Restricted Shares

Termination for cause	All unvested Restricted Shares (and dividends thereon) are cancelled on the termination date

Termination not for cause	All unvested Restricted Shares (and dividends thereon) are forfeited and cancelled/returned unless determined otherwise by the Committee

Voluntary Resignation	All unvested Restricted Shares (and dividends thereon) are forfeited and cancelled/returned

Change of Control	All Restricted Shares (and dividends thereon) immediately vest in certain circumstances (1)

Disability	All Restricted Shares (and dividends thereon) continue to vest on schedule

Retirement

If employee has reached age 62 all Restricted Shares (and dividends thereon) continue to vest on schedule

If employee has reached age 55 but not age 62 a portion of the Restricted Shares (and dividends thereon) continue to vest on schedule and the remainder are forfeited and cancelled/returned

Death	All Restricted Shares (and dividends thereon) immediately vest

Note:

(1)	In the event of a "Change of Control" (as such term is defined in the Plan) the Restricted Share Award Plan provides, subject to Board discretion, that the vesting of unvested Restricted Shares (and dividends thereon) will not be accelerated except upon the occurrence of certain constructive dismissal events during the two (2) year period following the Change of Control.

ARC Resources Ltd. | 2017 | Information Circular 92

Amendments

Without the prior approval of the shareholders, as may be required by the TSX (or other exchange on which the Common Shares may be listed, if any), the Committee may not:

(a)	Amend the Restricted Share Award Plan to increase the maximum number of shares reserved for issuance;
(b)	Amend the Restricted Share Award Plan to increase the maximum number of shares that may be issued to insiders;
(c)	Amend the Restricted Share Award Plan to allow awards to be granted to Directors who are not officers or employees of ARC;
(d)	Amend the Restricted Share Award Plan to permit a participant to transfer or assign their awards other than in the case of death;
(e)	Cancel an outstanding award to a participant and subsequently issue a new award to such participant; or
(f)	Amend the restrictions on amendments that are provided in the Restricted Share Award Plan.

ARC Resources Ltd. | 2017 | Information Circular 93

SCHEDULE F

SUMMARY OF DSU PLAN

ARC’s Directors’ Deferred Share Unit (DSU) plan (the “DSU Plan”) provides for the deferral of a portion or all of the annual compensation of a Director and the adjustment of that deferred compensation to reflect the performance of ARC’s Common Shares until after the retirement of such Director.

Purpose

The principle purposes of the DSU Plan are to:

1.	Promote a greater alignment of interests between Directors of ARC and its shareholders;
2.	Support a compensation plan that is competitive and rewards long-term success of ARC as measured in total shareholder return; and
3.	Assist ARC’s ability to attract and retain qualified individuals with the experience and ability to serve as Directors.

Participation

All non-management Directors participate in the DSU Plan. Each Director receives 60 per cent of their total annual remuneration in deferred share units (“DSUs”). The remaining 40 per cent of Directors' compensation is paid in cash subject to a Director's right to elect to increase the percentage of DSUs (and reduce the percentage of cash) so that they receive up to 100 per cent of their compensation as DSUs.

Dividends

When dividends are paid on ARC’s Common Shares, additional DSUs are credited to the Director’s DSU account.

Award Determination

Awards are granted on a quarterly basis and the number of DSUs granted is calculated by dividing the value of the award by the weighted average trading price of ARC’s Common Shares on the TSX for the five trading days prior to the date of grant.

Vesting & Expiry

DSUs vest upon granting but are not redeemable until the death or retirement of the Director. If the Director dies while in office, ARC will make a lump sum cash payment within 90 days equal to the number of DSUs outstanding multiplied by the weighted average trading price of ARC’s Common Shares on the TSX for the five trading days prior to the date of death.

If the Director retires he/she has until December 1 of the year following his/her retirement to redeem his/her awards in exchange for a cash payment equal to the number of DSUs outstanding multiplied by the weighted average trading price of ARC’s Common Shares on the TSX for the five trading days prior to the date of settlement .

ARC Resources Ltd. | 2017 | Information Circular 94

SCHEDULE G

CHANGE OF AUDITOR REPORTING PACKAGE

ARC Resources Ltd. (ARC) hereby gives notice, pursuant to Section 4.11 of National Instrument 51-102 as follows:

1. ARC currently engages Deloitte LLP (Deloitte) as its auditor. On July 28, 2016, following completion of a tender process, the Board of Directors (on the recommendation of the Audit Committee) determined that PricewaterhouseCoopers LLP (PwC) is to be appointed as ARC’s auditor for the 2017 fiscal year, subject to shareholder approval. Deloitte will continue to act as ARC’s auditor for the remainder of the fiscal year ended December 31, 2016.

2. Deloitte’s reports on ARC’s financial statements relating to the period commencing at the beginning of ARC’s two most recently completed financial years, being Deloitte’s reports on the financial statements for the fiscal years ended December 31, 2015 and 2014, have not expressed any modified opinion.

3. There have been no reportable events (including disagreements, consultations or unresolved issues) in connection with the audits of the two most recent fiscal years and with any subsequent period to date.

DATED this 2nd day of August, 2016

ARC Resources Ltd. | 2017 | Information Circular 95

August 3, 2016

To the various Securities Commissions and similar regulatory authorities in Canada

Dear Sirs/Mesdames:

As required by subparagraph (5)(a)(ii) of section 4.11 of National Instrument 51-102, we have reviewed the change of auditor notice of ARC Resources Ltd. dated August 2, 2016 (the “Notice”) and, based on our knowledge of such information at this time, we agree with the statements (1) to (3) in the Notice.

Yours very truly,

Chartered Public Accountants, Chartered Accountants

ARC Resources Ltd. | 2017 | Information Circular 96

August 5, 2016

To:

British Columbia Securities Commission;

Alberta Securities Commission;

Financial and Consumer Affairs Authority of Saskatchewan;

The Manitoba Securities Commission;

Ontario Securities Commission;

Autorité des marchés financiers (Québec);

Financial and Consumer Services Commission (New Brunswick);

Nova Scotia Securities Commission;

Office of the Superintendent of Securities, Service Newfoundland & Labrador; and

Office of the Superintendent of Securities (Prince Edward Island);

We have read the statements made by ARC Resources Ltd. in the attached copy of change of auditor notice dated August 2, 2016, which we understand will be filed pursuant to Section 4.11 of National Instrument

51-102.

We agree with the statements in the change of auditor notice dated August 2, 2016.

Yours very truly,

Chartered Professional Accountants

ARC Resources Ltd. | 2017 | Information Circular 97